Exhibit 99.1

ENTRÉE RESOURCES LTD.

Annual Information Form

FOR THE YEAR ENDED

DECEMBER 31, 2022

DATED March 31, 2023

TABLE OF CONTENTS

DATE OF INFORMATION, DEFINED TERMS AND ABBREVIATIONS	4

FORWARD LOOKING STATEMENT	4

CURRENCY AND EXCHANGE	6

CANADIAN DISCLOSURE STANDARDS FOR MINERAL RESOURCES AND MINERAL RESERVES	7

CORPORATE STRUCTURE	7

NAME, ADDRESS AND INCORPORATION	7

INTERCORPORATE RELATIONSHIPS	9

GENERAL DEVELOPMENT OF THE BUSINESS	9

THREE YEAR HISTORY	13

DESCRIPTION OF THE BUSINESS	19

BUSINESS OF ENTRÉE	19

TURQUOISE HILL, RIO TINTO AND OTLLC	21

SANDSTORM	32

NON-BROKERED PRIVATE PLACEMENT	34

ENVIRONMENTAL COMPLIANCE	34

COMPETITION	35

SPECIALIZED SKILLS AND KNOWLEDGE	35

BUSINESS CYCLES	35

SEASONALITY	35

ECONOMIC DEPENDENCE	35

FOREIGN OPERATIONS	35

EMPLOYEES	36

MATERIAL MINERAL PROPERTY	36

ENTRÉE/OYU TOLGOI JV PROJECT, MONGOLIA	36

INTRODUCTION	37

PROJECT SETTING	37

MINERAL TENURE, ROYALTIES AND AGREEMENTS	38

GEOLOGY AND MINERALIZATION	40

HISTORY	41

DRILLING AND SAMPLING	41

DATA VERIFICATION	43

METALLURGICAL TESTWORK	44

MINERAL RESOURCE ESTIMATION	45

MINERAL RESOURCE STATEMENT	46

MINERAL RESERVE ESTIMATION	48

MINERAL RESERVE STATEMENT	49

MINING METHODS	50

RECOVERY METHODS	52

PROJECT INFRASTRUCTURE	53

ENVIRONMENTAL, PERMITTING AND SOCIAL CONSIDERATIONS	54

MARKETS AND CONTRACTS	55

CAPITAL COST ESTIMATES	56

OPERATING COST ESTIMATES	57

ECONOMIC ANALYSIS	58

SENSITIVITY ANALYSIS	61

PRELIMINARY ECONOMIC ASSESSMENT	61

RISKS	68

OPPORTUNITIES	69

INTERPRETATIONS AND CONCLUSIONS	69

RECOMMENDATIONS	69

SUSTAINABILITY	70

NON-MATERIAL PROPERTIES	70

RISK FACTORS	71

DIVIDENDS	92

CAPITAL STRUCTURE	92

MARKET FOR SECURITIES	92

ESCROWED SECURITIES	93

DIRECTORS AND OFFICERS	93

PROMOTERS	99

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	99

INTEREST IN MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	100

TRANSFER AGENTS AND REGISTRARS	100

MATERIAL CONTRACTS	100

INTEREST OF EXPERTS	101

ADDITIONAL INFORMATION	101

APPENDIX

ENTRÉE RESOURCES LTD.

ANNUAL INFORMATION FORM

DATE OF INFORMATION, DEFINED TERMS AND ABBREVIATIONS

Unless otherwise specified in this Annual Information Form (the “AIF”), the information herein is presented as at December 31, 2022, the last date of the Company’s most recently completed financial year.

As used in this AIF, the terms “Company” and “Entrée” refer to Entrée Resources Ltd. and/or one or more of its wholly-owned subsidiaries.

FORWARD LOOKING STATEMENT

This AIF contains “forward-looking statements” and “forward looking information” (together the “forward looking statements”) within the meaning of securities legislation and the United States Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements are made as of the date of this AIF and the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable securities laws.

Forward-looking statements include, but are not limited to, statements with respect to corporate strategies and plans; requirements for additional capital; uses of funds and projected expenditures; arbitration proceedings, including the potential benefits, timing and outcome of arbitration proceedings; the Company’s plans to continue discussions with OTLLC and Rio Tinto regarding a potential restructuring or amendment of the Entrée/Oyu Tolgoi JVA; the Company’s plans to advance discussions with the Government of Mongolia regarding a potential acquisition by the Government of Mongolia of 34% of the Company’s economic interest in the Entrée/Oyu Tolgoi JV Property; the Company’s ability to transfer the Shivee Tolgoi and Javhlant mining licences to OTLLC either in conjunction with finalization and execution of a restructured or amended agreement with OTLLC, or enforcement of certain provisions of the Earn-in Agreement and Entrée/Oyu Tolgoi JVA pursuant to binding arbitration proceedings; the potential for Entrée to be included in or otherwise receive the benefits of the Oyu Tolgoi Investment Agreement; the expectations set out in OTMSS20 and the 2021 Technical Report on the Company’s interest in the Entrée/Oyu Tolgoi JV Property; timing and status of Oyu Tolgoi underground development; the expected timing of the first Panel 1 draw bell on the Oyu Tolgoi mining licence; the nature of the ongoing relationship and interaction between OTLLC and Rio Tinto and the Government of Mongolia and Erdenes Oyu Tolgoi LLC with respect to the continued operation and development of Oyu Tolgoi; the re-design study for Hugo North (including Hugo North Extension) Lift 1 Panel 1 and the possible outcomes, content and timing thereof; the timing and progress of the sinking of Shafts 3 and 4 and any delays in that regard in addition to previously disclosed delays; timing and amount of production from Lift 1 of the Entrée/Oyu Tolgoi JV Property, potential production delays and the impact of any delays on the Company’s cash flows, expected copper, gold and silver grades, liquidity, funding requirements and planning; future commodity prices; the potential impact of COVID-19 on Oyu Tolgoi underground development and the Company’s business, operations and financial condition; the estimation of mineral reserves and resources; projected mining and process recovery rates; estimates of capital and operating costs, mill and concentrator throughput, cash flows and mine life; capital, financing and project development risk; mining dilution; discussions with the Government of Mongolia, Erdenes Oyu Tolgoi LLC, Rio Tinto, and OTLLC on a range of issues including Entrée’s interest in the Entrée/Oyu Tolgoi JV Property, the Shivee Tolgoi and Javhlant mining licences and certain material agreements; potential actions by the Government of Mongolia with respect to the Shivee Tolgoi and Javhlant mining licences and Entrée’s interest in the Entrée/Oyu Tolgoi JV Property; the potential application of the Government of Mongolia’s Resolution 81, Resolution 140 and Resolution 175 to the Shivee Tolgoi and Javhlant licences; potential size of a mineralized zone; potential expansion of mineralization; potential discovery of new mineralized zones; potential metallurgical recoveries and grades; plans for future exploration and/or development programs and budgets; permitting time lines; anticipated business activities; proposed acquisitions and dispositions of assets; and future financial performance.

In certain cases, forward-looking statements and information can be identified by words such as “plans”, “expects” or “does not expect”, “is expected”, “budgeted”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will be taken”, “occur” or “be achieved”. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are based on numerous assumptions regarding present and future business strategies; the correct interpretation of agreements, laws and regulations; the commencement and conclusion of arbitration proceedings, including the potential benefits, timing and outcome of arbitration proceedings; the potential benefits, timing and outcome of negotiations with the Government of Mongolia, Erdenes Oyu Tolgoi LLC, OTLLC, and Rio Tinto; that the Company will continue to have timely access to detailed technical, financial, and operational information about the Entrée/Oyu Tolgoi JV Property, the Oyu Tolgoi project, and government relations to enable the Company to properly assess, act on, and disclose material risks and opportunities as they arise; local and global economic conditions and the environment in which Entrée will operate in the future, including commodity prices, projected grades, projected dilution, anticipated capital and operating costs, including inflationary pressures thereon resulting in cost escalation, and anticipated future production and cash flows; the anticipated location of certain infrastructure and sequence of mining within and across panel boundaries; the construction and continued development of the Oyu Tolgoi underground mine; the status of Entrée’s relationship and interaction with the Government of Mongolia, Erdenes Oyu Tolgoi LLC, OTLLC, and Rio Tinto; and the Company’s ability to operate sustainably, its community relations, and its social licence to operate.

With respect to the construction and continued development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the nature of the ongoing relationship and interaction between OTLLC, Rio Tinto, Erdenes Oyu Tolgoi LLC and the Government of Mongolia with respect to the continued operation and development of Oyu Tolgoi as and when the key agreements entered into between Turquoise Hill, Rio Tinto and the Government of Mongolia are implemented along with the implementation of Resolution 103; the continuation of undercutting on the Oyu Tolgoi mining licence in accordance with the Panel 0 mine plan and design; the lifting of restrictions by the Government of Mongolia on the ability of OTLLC to incur additional indebtedness; the amount of any future funding gap to complete the Oyu Tolgoi project and the availability and amount of potential sources of additional funding; the timing and cost of the construction and expansion of mining and processing facilities; inflationary pressures on prices for critical supplies for Oyu Tolgoi including fuel, power explosives and grinding media resulting in cost escalation; the ability of OTLLC or the Government of Mongolia to deliver a domestic power source for Oyu Tolgoi (or the availability of financing for OTLLC or the Government of Mongolia to construct such a source) within the required contractual timeframe; sources of interim power; OTLLC’s ability to operate sustainably, its community relations, and its social licence to operate in Mongolia; the potential impact of COVID-19, including any restrictions imposed by health and governmental authorities relating thereto; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practises in Mongolia; delays, and the costs which would result from delays, in the development of the underground mine; the anticipated location of certain infrastructure and sequence of mining within and across panel boundaries; international conflicts such as the ongoing Russia-Ukraine conflict; projected commodity prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi underground mine.

On October 21, 2021, the Company filed a Technical Report completed on its interest in the Entrée/Oyu Tolgoi JV Property (the “2021 Technical Report”). The 2021 Technical Report discusses a Preliminary Economic Assessment on a conceptual second lift (“Lift 2”) of the Hugo North Extension deposit (the “2021 PEA”). The 2021 PEA is based on a conceptual mine plan that includes Inferred mineral resources. Numerous assumptions were made in the preparation of the 2021 PEA, including with respect to mineability, capital and operating costs, including inflationary pressures thereon resulting in cost escalation, production schedules, the timing of construction and expansion of mining and processing facilities, and recoveries, that may change materially once production commences at Hugo North Extension Lift 1 and additional development and capital decisions are required. Any changes to the assumptions underlying the 2021 PEA could cause actual results to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements and information relating to the 2021 PEA.

Other risks, uncertainties and factors which could cause actual results, performance or achievements of Entrée to differ materially from future results, performance or achievements expressed or implied by forward-looking statements and information include, amongst others, unanticipated costs, expenses or liabilities; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; regulatory restrictions (including environmental regulatory restrictions and liability); risks related to international operations, including legal and political risk in Mongolia; risks related to the potential impact of global or national health concerns, including the COVID-19 pandemic; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures, including the ability to access detailed technical, financial and operational information; risks related to the Company’s significant shareholders, and whether they will exercise their rights or act in a manner that is consistent with the best interests of the Company and its other shareholders; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; fluctuations in commodity prices and demand; changing foreign exchange rates; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; activities, actions or assessments by Rio Tinto or OTLLC and by government stakeholders or authorities including Erdenes Oyu Tolgoi LLC and the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as water, skilled labour, transportation and appropriate smelting and refining arrangements; unanticipated reclamation expenses; changes to assumptions as to the availability of electrical power, and the power rates used in operating cost estimates and financial analyses; changes to assumptions as to salvage values; ability to maintain the social licence to operate; accidents, labour disputes and other risks of the mining industry; global climate change; global conflicts; title disputes; limitations on insurance coverage; competition; loss of key employees; cyber security incidents; misjudgements in the course of preparing forward-looking statements; and those factors discussed in the section entitled “Risk Factors” in this AIF. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements and information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements and information, whether as a result of new information, future events, or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements and information.

CURRENCY AND EXCHANGE

Entrée’s financial statements are stated in United States dollars and are prepared in conformity with International Financial Reporting Standards (“IFRS”).

In this AIF, all dollar amounts are expressed in United States dollars unless otherwise specified. Because Entrée’s principal executive office is located in Canada, many of its obligations are and will continue to be incurred in Canadian dollars (including, by way of example, salaries, rent and similar expenses). Where the disclosure is not derived from the annual financial statements for the year ended December 31, 2022, the Company has not converted Canadian dollars to United States dollars for purposes of making the disclosure in this AIF.

CANADIAN DISCLOSURE STANDARDS FOR MINERAL RESOURCES AND MINERAL RESERVES

All mineral reserve and mineral resource estimates included in this AIF have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), which incorporates by reference the definitions of the terms ascribed by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) in the CIM Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014, as may be amended from time to time by the CIM.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral properties. NI 43-101 differs from the disclosure requirements of the United States Securities and Exchange Commission (“SEC”) generally applicable to U.S. companies.

Accordingly, descriptions of mineral deposits contained in this AIF may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) and, following a transition period, the SEC Modernization Rules have replaced the historical property disclosure requirements for mining registrants that are included in SEC Industry Guide 7. As a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) that files its annual report on Form 40-F with the SEC pursuant to the U.S.-Canada Multijurisdictional Disclosure System (“MJDS”), the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and CIM. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then the Company will be subject to the SEC Modernization Rules, which differ from the requirements of NI 43-101 and CIM.

Accordingly, descriptions of mineral deposits contained in this AIF may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CORPORATE STRUCTURE

Name, Address and Incorporation

Entrée is an exploration stage company that has an interest in an advanced project located in Mongolia. The Company’s executive office is located at:

Suite 1650 – 1066 West Hastings Street

Vancouver, British Columbia, Canada V6E 3X1

Phone: 604.687.4777

Fax: 604.687.4770

Website: www.EntreeResourcesLtd.com

Information contained on the Company’s website does not form part of this AIF. The Company’s registered and records office is located at 2900-550 Burrard Street, Vancouver, British Columbia, Canada V6C 0A3 and its agent for service of process in the United States of America is National Registered Agents, Inc., 1015 15th Street NW, Suite 1000, Washington, DC 20005.

Entrée maintains an administrative office in Ulaanbaatar, the capital of Mongolia, to support Mongolian operations. The address of the Mongolian office is:

Suite 409

Gurvan Gal office center 8/1, Chinggis Avenue

Sukhbaatar District 1st County

Ulaanbaatar, Mongolia

Phone: 976.11.318562

Fax: 976.11.319426

The Company was incorporated in British Columbia, Canada, on July 19, 1995, under the name “Timpete Mining Corporation”. On February 5, 2001, the Company changed its name to “Entrée Resources Inc.”. On October 9, 2002 the Company changed its name from “Entrée Resources Inc.” to “Entrée Gold Inc.” and, on January 22, 2003, changed its jurisdiction of domicile from British Columbia to the Yukon Territory by continuing into the Yukon Territory. On May 27, 2005, the Company changed the governing jurisdiction from the Yukon Territory to British Columbia by continuing into British Columbia under the Business Corporation Act (British Columbia) (the “BCBCA”). On May 9, 2017, the Company changed its name to “Entrée Resources Ltd.”

The Company’s common shares (the “Common Shares”) traded on the TSX Venture Exchange until April 24, 2006. On April 24, 2006, the Company’s Common Shares began trading on the Toronto Stock Exchange (“TSX”) under the symbol “ETG”. Effective October 1, 2019, the Company voluntarily withdrew its Common Shares from listing on NYSE American LLC and its Common Shares commenced trading on the Over-the-Counter OTCQB Venture Market (the “OTCQB”) under the symbol “ERLFF”.

At inception the Company’s Memorandum and Articles authorized it to issue up to 20 million Common Shares without par value. On September 30, 1997, the Company subdivided its authorized capital on a two new shares for one old share basis, resulting in authorized capital of 40 million Common Shares without par value. On February 5, 2001, the Company subdivided its Common Shares on a four new shares for one old share basis, thus increasing its authorized capital to 160 million Common Shares without par value and simultaneously reduced its authorized capital to 100 million Common Shares without par value. On October 9, 2002 the Company consolidated its authorized capital, both issued and unissued, on the basis of one new share for each two old shares, resulting in authorized capital of 50 million Common Shares without par value and simultaneously increased the authorized capital from 50 million Common Shares without par value to 100 million Common Shares without par value. On May 20, 2004, the Company received approval from its shareholders to increase its authorized share capital from 100 million Common Shares without par value to an unlimited number of Common Shares, all without par value. This increase became effective June 16, 2004, the date the Company filed the amendment to its Articles.

At the Company’s Annual General Meeting of shareholders held on June 27, 2013, shareholders confirmed the alteration of the Company’s Articles by the addition of advance notice provisions as Part 14B (the “Advance Notice Provisions”). The Advance Notice Provisions provide shareholders, directors and management of the Company with a clear framework for nominating directors of the Company. Only persons who are eligible under the BCBCA and who are nominated in accordance with the following procedures set forth in the Advance Notice Provisions shall be eligible for election as directors of the Company. At any annual general meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called is the election of directors, nominations of persons for election to the Company’s board of directors (the “Board”) may be made only: (a) by or at the direction of the Board, including pursuant to a notice of meeting; (b) by or at the direction or request of one or more shareholders pursuant to a “proposal” made in accordance with Part 5, Division 7 of the BCBCA, or pursuant to a requisition of the shareholders made in accordance with section 167 of the BCBCA; or (c) by any person (a “Nominating Shareholder”): (A) who, at the close of business on the date of the giving by the Nominating Shareholder of the notice provided for in the Advance Notice Provisions and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such ownership that is satisfactory to the Company, acting reasonably; and (B) who complies with the notice procedures set forth in the Advance Notice Provisions.

Intercorporate Relationships

The Company conducts its business and owns its property interests through the four subsidiaries set out in the organizational chart below. All the Company’s subsidiaries are 100% owned.

*Entrée LLC holds the Shivee Tolgoi and Javhlant mining licences in Mongolia. A portion of the Shivee Tolgoi mining licence area and all of the Javhlant mining licence area are subject to a joint venture with Oyu Tolgoi LLC. Oyu Tolgoi LLC is owned as to 66% by Rio Tinto International Holdings Limited and as to 34% by the Government of Mongolia (through Erdenes Oyu Tolgoi LLC). See “Description of the Business” below.

GENERAL DEVELOPMENT OF THE BUSINESS

Entrée is an exploration stage resource company with interests in exploration and advanced properties in Mongolia, Peru and Australia.

Entrée/Oyu Tolgoi JV Property

Entrée’s principal asset is its interest in the Entrée/Oyu Tolgoi joint venture property (the “Entrée/Oyu Tolgoi JV Property”) – a carried 20% participating interest in two of the Oyu Tolgoi project deposits, and a carried 20% or 30% interest (depending on the depth of mineralization) in the surrounding large, underexplored, highly prospective land package located in the South Gobi region of Mongolia. Entrée’s joint venture partner, Oyu Tolgoi LLC (“OTLLC”), holds the remaining interest.

The Oyu Tolgoi project includes two separate land holdings: the Oyu Tolgoi mining licence, which is held by OTLLC (66% Rio Tinto International Holdings Limited (“Rio Tinto”) and 34% the Government of Mongolia through Erdenes Oyu Tolgoi LLC), and the Entrée/Oyu Tolgoi JV Property, which is a partnership between Entrée and OTLLC. The Entrée/Oyu Tolgoi JV Property comprises the eastern portion of the Shivee Tolgoi mining licence, and all of the

Javhlant mining licence, which mostly surround the Oyu Tolgoi mining licence (Figure 1 below). Both the Shivee Tolgoi and Javhlant mining licences are held by Entrée. The terms of the joint venture between Entrée and OTLLC (the “Entrée/Oyu Tolgoi JV”) state that Entrée has a 20% participating interest with respect to mineralization extracted from deeper than 560 metres (“m”) below surface and a 30% participating interest with respect to mineralization extracted from above 560 m depth.

The Entrée/Oyu Tolgoi JV Property includes the Hugo North Extension copper-gold deposit (also referred to as “HNE”) and the majority of the Heruga copper-gold-molybdenum deposit. The resources at Hugo North Extension include a Probable reserve, which is part of the first lift (“Lift 1”) of the Oyu Tolgoi underground block cave mining operation. Lift 1 is in development by project operator Rio Tinto. When the Lift 1 underground reaches peak production by ~2030, Oyu Tolgoi is expected to be the fourth largest copper mine in the world.

In addition to the Hugo North Extension copper-gold deposit, the Entrée/Oyu Tolgoi JV Property includes approximately 93% of the mineral resource tonnes outlined at the Heruga copper-gold-molybdenum deposit and a large exploration land package, which together form a significant component of the overall Oyu Tolgoi project.

On October 21, 2021, the Company filed a Technical Report completed on its interest in the Entrée/Oyu Tolgoi JV Property (the “2021 Technical Report”). The 2021 Technical Report has an original effective date of May 17, 2021 and an amended effective date of October 8, 2021. The 2021 Technical Report discusses a reserve case (the “2021 Reserve Case”) based on mineral reserves attributable to the Entrée/Oyu Tolgoi JV Lift 1 of the Hugo North Extension deposit.

The 2021 Technical Report also discusses a Preliminary Economic Assessment on a conceptual second lift (“Lift 2”) of the Hugo North Extension deposit (the “2021 PEA”). The 2021 PEA is based on Indicated and Inferred mineral resources from Lift 2, as the second potential phase of development and mining on the Hugo North Extension deposit. Lift 2 is directly below Lift 1 and continues further to the north (see Figure 2 below). There is no overlap in the mineral reserves from the 2021 Reserve Case and the mineral resources from the 2021 PEA. Development and capital decisions will be required for the eventual development of Lift 2 once production commences at Hugo North Extension Lift 1.

Both the 2021 Reserve Case and the 2021 PEA are based on information supplied by OTLLC or reported within the 2020 Oyu Tolgoi Mongolian Statutory Study (previously referred to as the 2020 Oyu Tolgoi Feasibility Study) (“OTMSS20”), which was completed by OTLLC on the Oyu Tolgoi project in July 2020. OTMSS20 discusses the mine plan for Lift 1 of the Hugo North/Hugo North Extension underground block cave on the Oyu Tolgoi mining licence and the Entrée/Oyu Tolgoi JV Property. The Lift 1 mine plan incorporates the development of three panels (Panel 0, 1, and 2), and in order to reach the full sustainable production rate of 95,000 tonnes per day (“t/d”) from the underground operations, all three panels need to be in production. The Hugo North Extension deposit on the Entrée/Oyu Tolgoi JV Property is located in the northern portion of Panel 1.

Life-of-mine (“LOM”) highlights of the production and financial results from the 2021 Reserve Case and the 2021 PEA are summarized in Table 1 below.

Table 1 – Summary LOM Production Results – Entrée/Oyu Tolgoi JV Property

Entrée/Oyu Tolgoi JV Property	Units	2021 Reserve Case (Lift 1)	2021 PEA (Lift 2)

Attributable Financial Results

Cash Flow, pre-tax	US$M	449	1,982

NPV(5%), after-tax	US$M	185	541

NPV(8%), after-tax	US$M	131	306

NPV(10%), after-tax	US$M	104	213

LOM Recovered Metal

Copper Recovered	Mlb	1,249	4,564

Gold Recovered	koz	549	2,025

Silver Recovered	koz	3,836	15,067

LOM Processed Material

Probable Reserve Feed		40 Mt @ 1.54% Cu, 0.53 g/t Au, 3.63 g/t Ag	—

Indicated Resource Feed		—	77.9 Mt @ 1.35% Cu, 0.49 g/t Au, 3.6 g/t Ag (1.64% CuEq)

Inferred Resource Feed		—	87.8 Mt @ 1.35% Cu, 0.49 g/t Au, 3.6 g/t Ag (1.64% CuEq)

Notes:

•	Long term metal prices used in the net present value (“NPV”) economic analyses for the 2021 Reserve Case and the 2021 PEA are: copper $3.25/lb, gold $1,591.00/oz, silver $21.08/oz.

•	Mineral reserves in the 2021 Reserve Case, and mineral resources in the 2021 PEA mine plan are reported on a 100% basis.

•	Entrée has a 20% interest in the above processed material and recovered metal.

•	The mineral reserves that form the basis of the 2021 Reserve Case are from a separate portion of the Hugo North Extension deposit than the mineral resources in the 2021 PEA.

•	Copper equivalent (“CuEq”) is calculated as shown in the notes to Tables 2 and 3 below.

•	2021 Reserve Case cash flows are discounted to the beginning of 2021.

•

2021 PEA cash flows are discounted to the beginning of 2027, the assumed beginning of Hugo North Lift 2 development. Attributable Entrée/Oyu Tolgoi JV production is assumed to begin in 2031 and ramp up to stable production in 2043. Final Entrée/Oyu Tolgoi JV attributable production is assumed to conclude in 2056.

•	The 2021 Reserve Case and 2021 PEA are exclusive of each other.

•	Indicated and Inferred resource average expected run-of-mine feed grade of 1.35% copper, 0.49 g/t gold, and 3.6 g/t silver (1.64% CuEq) includes dilution and mine losses.

The economic analysis in the 2021 PEA is based on a conceptual mine plan and does not have as high a level of certainty as the 2021 Reserve Case. The 2021 PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the 2021 PEA will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

In both the 2021 Reserve Case and the 2021 PEA, Entrée is only reporting the production and cash flows attributable to the Entrée/Oyu Tolgoi JV Property, not production and cash flows for other mineral deposits located on the Oyu Tolgoi mining licence owned 100% by OTLLC. The production and cash flows from the 2021 Reserve Case and the 2021 PEA are from separate parts of the Hugo North Extension deposit and there is no overlap of the mineralization.

Below are some of the key financial assumptions and outputs from the 2021 Reserve Case and the 2021 PEA. All figures shown for both cases are reported on a 100% Entrée/Oyu Tolgoi JV basis, unless otherwise noted. Both cases assume long term metal prices of $3.25/lb copper, $1,591.00/oz gold, and $21.08/oz silver.

Key items per the 2021 Reserve Case outputs are as follows:

•

Assumes Entrée/Oyu Tolgoi JV Property development production from Hugo North Extension Lift 1 will start in H2 2022 with the first draw bell in 2026, peak production in 2034, and final production in 2038.

•	17-year Lift 1 LOM production (includes 4-years development production followed by 13-years block cave production).

•	Maximum production rate of approximately 25,000 t/d, which is blended with production from OTLLC’s Oyut open pit deposit and Hugo North deposit to supply a maximum mill throughput rate of 125,000 t/d.

•	Total recovered metal over the LOM of Hugo North Extension Lift 1: 1,249,000 lbs copper, 549,000 oz gold, 3,836,000 oz silver.

•	Total direct development and sustaining capital expenditures of approximately $275.7 million ($55.1 million attributable to Entrée).

•	Entrée LOM average cash cost before credits $1.57/lb payable copper.

•	Entrée LOM average cash costs after credits (“C1”)* $0.79/lb payable copper.

•	Entrée LOM average all-in sustaining costs (“AISC”)* $1.26/lb payable copper.

Key items per the 2021 PEA outputs are as follows:

•

Assumes Entrée/Oyu Tolgoi JV Property development production from Hugo North Extension Lift 2 to start in approximately 2034 with the first draw bell in 2038, peak production in 2047 and final production in 2055.

•	22-year Lift 2 mine life (4-years development production and 18-years block cave production).

•	Maximum production rate of approximately 40,500 t/d, which is blended with production from OTLLC’s Oyut open pit deposit and Hugo North deposit to supply a maximum mill throughput rate of 125,000 t/d.

•	Total metal production over the LOM of Hugo North Extension Lift 2: 4,564,000 lbs copper, 2,025,000 oz gold, 15,067,000 oz silver.

•	Total direct development and sustaining capital expenditures of approximately $1,589.6 million ($319.7 million attributable to Entrée).

•	Entrée LOM average cash cost before credits $1.10/lb payable copper.

•	Entrée LOM average C1* $0.30/lb payable copper.

•	Entrée LOM average AISC* $0.92/lb payable copper.

*“Cash costs after credits” (C1) and all-in sustaining cost (ASIC) are non-IFRS performance measurements. See “Non-IFRS Performance Measurements” below for further information.

The 2021 Reserve Case and the 2021 PEA are mutually exclusive. If the 2021 Reserve Case is developed and brought into production, the mineralization from Hugo North Extension Lift 2 is not sterilized or reduced in tonnage or grades. In addition, the Heruga deposit, which is not included in either the 2021 Reserve Case or the 2021 PEA, provides a great deal of future potential and with further exploration and development could become a completely standalone underground operation, independent of other Oyu Tolgoi project underground development, and provide considerable flexibility for mine planning and development.

On December 18, 2020, Turquoise Hill Resources Ltd. (now a wholly owned subsidiary of Rio Tinto) (“Turquoise Hill”) announced that a definitive estimate of project cost and schedule (the “Definitive Estimate”) that refines the analysis in OTMSS20 and broadly confirms the economics and assumptions presented therein had been completed and delivered to OTLLC by Rio Tinto. The Company has not received a copy of the Definitive Estimate and it was not reviewed or relied upon in the preparation of the 2021 Reserve Case or the 2021 PEA.

On August 4, 2022, Turquoise Hill reported it had completed its review of a 2022 cost and schedule update for the underground project, resulting in an increase in the total expected underground development capital of the Definitive Estimate from $6.75 billion to $7.06 billion. The $7.06 billion incorporates known and future incremental COVID-19 costs of $227 million, escalation of $72 million, associated taxes, and minor impacts of changes in labor laws. The 2022 cost and schedule update assumes there are no new COVID-19 related impacts beyond the end of the second quarter 2022.

Neither OTMSS20 nor the results of the 2021 Reserve Case and 2021 PEA reflect the impacts of the COVID-19 pandemic or other known delays. In particular, the first Lift 1 Panel 1 draw bell is currently expected in H1 2027 rather than H2 2026 due to later than planned commencement of the Panel 0 undercut on the Oyu Tolgoi mining licence, lateral development scope changes, impacts of COVID-19 on development progression and delays to the forecast completion dates for Shafts 3 and 4. The 2022 cost and schedule update identified an approximate 15-month delay in the commissioning of Shafts 3 and 4 from the schedule in the Definitive Estimate. OTLLC currently expects Shafts 3 and 4 to be commissioned in the first half 2024. Shafts 3 and 4 are required to provide ventilation to support production from Panels 1 and 2 during ramp up to 95,000 t/d.

The Company continues to monitor the situation in Mongolia including with respect to possible delays to commencement of Panel 1. The Company will assess the potential impact of any delays as it becomes aware of them and will update the market accordingly.

The 2021 Technical Report has been filed on SEDAR and is available for review under the Company’s profile on SEDAR (www.sedar.com) or on www.EntreeResourcesLtd.com.

Three Year History

Entrée’s primary objective over the past three years has been to confirm the transfer of the Shivee Tolgoi and Javhlant mining licences to OTLLC, the manager of the Entrée/Oyu Tolgoi JV, either in conjunction with finalization and execution of a restructured or amended agreement with OTLLC, or enforcement of certain provisions of the existing agreements between Entrée and OTLLC pursuant to binding arbitration proceedings. See “Turquoise Hill, Rio Tinto, and OTLLC” and “Legal Proceedings and Regulatory Actions” below. The Company is also advancing discussions with Erdenes Oyu Tolgoi LLC regarding a potential acquisition by the Government of Mongolia of 34% of the Company’s economic interest in the Entrée/Oyu Tolgoi JV Property in connection with the transfer of the licences. The Company is currently registered in Mongolia as the 100% ultimate holder of the Shivee Tolgoi and Javhlant mining licences. See “Execution of Oyu Tolgoi Investment Agreement and Shareholders Agreement” and “Oyu Tolgoi Investment Agreement and Entrée” below.

As previously disclosed by the Company, the contract area defined in the 2009 Oyu Tolgoi Investment Agreement among the Government of Mongolia, OTLLC, Rio Tinto and Turquoise Hill (the “Oyu Tolgoi Investment Agreement”) includes the Javhlant and Shivee Tolgoi mining licences. However, at the time of negotiation of the Oyu Tolgoi Investment Agreement, the Company was not made a party to the Oyu Tolgoi Investment Agreement, and as such does not have any direct rights or benefits under the Oyu Tolgoi Investment Agreement.

Entrée has been engaged in discussions with stakeholders of the Oyu Tolgoi project, including the Government of Mongolia, OTLLC, Erdenes Oyu Tolgoi LLC, Turquoise Hill, and Rio Tinto, since February 2013. The discussions to date have focused on issues arising from Entrée’s exclusion from the Oyu Tolgoi Investment Agreement, including the fact that the Government of Mongolia does not have a full 34% interest in the Entrée/Oyu Tolgoi JV Property; the fact that the mining licences integral to future underground operations are held by more than one corporate entity; and the fact that Entrée does not benefit from the stability that it would otherwise have if it were a party to the Oyu Tolgoi Investment Agreement. In order to receive the benefits of the Oyu Tolgoi Investment Agreement, the Government of Mongolia may require the Company to agree to certain concessions, including with respect to Entrée’s economic interest in the Entrée/Oyu Tolgoi JV Property.

The Company believes that restructuring or amending the existing joint venture agreement between Entrée and OTLLC to align the interests of all stakeholders, transferring the licences to OTLLC as contemplated in the existing joint venture agreement, and resolving outstanding issues arising from Entrée’s exclusion from the Oyu Tolgoi Investment Agreement would be in the best interests of all stakeholders, provided there is no material net erosion of value to Entrée. No agreements have been finalized and there are no assurances agreements may be finalized in the future.

The following is a timeline summarizing the general development of Entrée’s business over the last three completed financial years:

January – May 2020

Turquoise Hill reported that underground development on the Oyu Tolgoi mining licence was progressing, despite unprecedented challenges resulting from the COVID-19 pandemic. Local governments restricted access to the mine for teams from OTLLC, Rio Tinto and their construction partners, challenging supply logistics and causing delays with the construction of some underground infrastructure. Shafts 3 and 4 were placed on care and maintenance until expert service providers could return to site to complete technical commissioning of specialized equipment and commence sinking activities.

As reported by Turquoise Hill, a design change for Panel 0 on the Oyu Tolgoi mining licence was approved by OTLLC, Turquoise Hill and Rio Tinto. This would form the basis of the Definitive Estimate due in the second half of 2020.

In the first quarter 2020, OTLLC submitted a resources and reserves update (“RR19”) for registration pursuant to local regulatory requirements in Mongolia.

July 2020

Turquoise Hill announced the completion of OTMSS20, which incorporates the new mine design for Lift 1 Panel 0. The Lift 1 mine plan incorporates the development of three panels (Panels 0, 1, and 2), and in order to reach the full sustainable production rate of 95,000 t/d from the underground operations, all three panels need to be in production. The Entrée/Oyu Tolgoi JV Property is located at the northern portion of Panel 1.

The block cave design incorporated in OTMSS20 provides for 120 m structural pillars included to the north and south of Panel 0, protecting ore handling infrastructure (which would be moved into the structural pillars) and increasing the optionality of sequencing Panels 1 and 2. The structural pillars are planned to be located on the Oyu Tolgoi mining licence.

Turquoise Hill stated the existing Feasibility Study designs for Panels 1 and 2 remained executable based on its current orebody understanding. However, with the introduction of structural pillars, Panels 1 and 2 become independent, allowing for much greater operational flexibility. According to Turquoise Hill this provides opportunities to: optimize the extraction level elevation for each panel independently; evaluate the potential to convert Measured and Indicated mineral resources below the current Lift 1 extraction level to Probable mineral reserves; complete additional confirmatory drilling and data collection in support of potential Panel 1 and Panel 2 design refinements; and include structural pillar recovery level(s) in the integrated Hugo North Lift 1 mine design. Design optimization studies for Panels 1 and 2 were initiated to explore these opportunities. The studies were not expected to delay the ramp up of either Panel. Drilling work and the resulting updates to geotechnical modelling and mine design review were expected by Turquoise Hill to continue into 2021.

August 2020

The Company announced a non-brokered private placement (the “Non-Brokered Private Placement”) of up to 10 million units at a price of C$0.43 per unit for gross proceeds of up to C$4.3 million. Each unit consisted of one Common Share and one-half of one transferable Common Share purchase warrant (a “Warrant”). Each whole Warrant entitles the holder to purchase one additional Common Share at a price of C$0.60 for a period of three years.

Turquoise Hill announced that it had filed an updated technical report for the Oyu Tolgoi project (“2020 OTTR”). OTMSS20 and the 2020 OTTR do not reflect the impacts of the COVID-19 pandemic, which continued to be assessed.

OTMSS20 and the 2020 OTTR incorporate an update to the first sustainable production schedule and capital cost estimates for the underground mine development based on the new block cave mine design for Lift 1 Panel 0. The new design anticipates a base case development capital cost of $6.8 billion, with a range of $6.6 billion to $7.1 billion, and a target to first sustainable production from the Oyu Tolgoi mining licence of February 2023, with a target range between October 2022 and June 2023, inclusive of an allowance for schedule contingency. The mine design for Panel 0 is undergoing detailed study, design, engineering and optimization work to support the Definitive Estimate, expected to be completed by OTLLC, Rio Tinto and Turquoise Hill in the fourth quarter of 2020.

September 2020

The Company closed its previously announced Non-Brokered Private Placement. The Company issued 10,278,000 units at a price of C$0.43 per unit for gross proceeds of C$4,419,540. In connection with the financing, the Company paid a finder’s fee of C$86,000 in cash, equal to 5% of aggregate gross subscription proceeds received by the Company from purchasers introduced to the Company by the finder. Net proceeds from the financing were used to update the Company’s Technical Report on the Entrée/Oyu Tolgoi JV Project, and for general corporate purposes.

October 2020

According to Turquoise Hill, work on the Oyu Tolgoi underground project continued to progress despite COVID-19 controls and ongoing international travel restrictions issued by the Government of Mongolia.

Care and maintenance activities continued at Shafts 3 and 4 but some commissioning activities had advanced in preparation for shaft sinking, including rope installation and no-load testing of the Shaft 4 hoisting system. Further substantial progress would require the remobilization of international shaft-sinking specialists, and subject to local border restrictions, preparation was underway by OTLLC to mobilize these contractors before the end of the fourth quarter 2020. Shafts 3 and 4 will provide ventilation to support the ongoing development associated with production ramp up for Panels 1 and 2.

December 2020

Turquoise Hill announced the completion and delivery by Rio Tinto of the Definitive Estimate, which refines the analysis contained in OTMSS20. The results of the Definitive Estimate include a revised base case development capital cost of $6.75 billion for the new design, confirmation that sustainable first production from the Oyu Tolgoi mining licence is forecast to occur in October 2022, and verification that all surface infrastructure required for sustainable first production from Panel 0 on the Oyu Tolgoi mining licence is complete. Additional project infrastructure will still be needed to support the production ramp-up profile and the LOM material handling infrastructure capacity.

Although expatriates started to return to Mongolia from July through December 2020, including shaft sinkers and vendor representatives to support the commissioning of sinking equipment, COVID-19 cases in-country have resulted in increased restrictions on both domestic and international travel.

With the assistance of vendor representatives now on site, installation and commissioning of equipment continued at Shafts 3 and 4. Activities at Shaft 4 focused on completing all construction and commissioning activities for load testing and verification in preparation for shaft sinking. Productivity on the project and the ability to perform specialized maintenance and commissioning activities could be impacted by continuing flight restrictions. Turquoise Hill continued to assess any potential implications, particularly for Panel 1 and Panel 2 ramp-up which Shaft 3 and 4 support.

January – March 2021

Turquoise Hill reported that during the first quarter 2021, the Oyu Tolgoi underground project was impacted by COVID-19 cases at site, requiring OTLLC to periodically suspend work as a health and safety precaution. Travel restrictions and COVID-19 measures significantly impacted the number of workers at site. While sinking of Shaft 4 commenced in early February 2021, ongoing work suspensions continued to affect progress on Shafts 3 and 4, which was dependent on mobilizing key vendors and additional sinking resources into country.

While Turquoise Hill advised achievement of the technical criteria required for a mid-2021 commencement of the undercut on the Oyu Tolgoi mining licence remained on track, the exact timing of the undercut was under increasing pressure due to COVID-19 impacts and outstanding non-technical criteria.

June 2021

The Company announced the results of a technical report completed on its interest in the Entrée/Oyu Tolgoi JV Property. The technical report includes an updated Feasibility Study based on mineral reserves attributable to the Entrée/Oyu Tolgoi JV from Lift 1 of the Hugo North Extension deposit. It also includes the results of a PEA on a conceptual Lift 2 of the Hugo North Extension deposit (2021 PEA).

August 2021

Turquoise Hill reported that specialized personnel arrived on site on June 25, 2021 to complete Shaft 4 readiness activities prior to Shaft 3 construction activities. The Shaft 4 sinking team arrived in Mongolia on June 28, 2021. Further delays to Shafts 3 and 4 could impact the production ramp up for Panels 1 and 2, although Turquoise Hill reported that ongoing optimization activities are focused on minimizing any departure from the planned schedule.

October 2021

The Company announced it had filed an amended technical report on its interest in the Entrée/Oyu Tolgoi JV Property (2021 Technical Report), which reflects updated information provided by OTLLC on the concentrate tonnes and grade to be produced from Hugo North Extension Lift 1. The updated information results in an increase in payable copper in copper concentrate, which positively impacts Entrée’s 20% attributable financial interest (2021 Reserve Case). There are no changes to the results of the 2021 PEA on a conceptual Hugo North Extension Lift 2.

November 2021

Turquoise Hill reported that in September 2021, the updated RR19 was approved by the Minerals Council of Mongolia.

No significant development progress on Shafts 3 and 4 was made during the third quarter 2021 as a result of continued quarantine requirements and international travel restrictions related to COVID-19. OTLLC advised Turquoise Hill that a 9-month delay on Shafts 3 and 4 was forecast and commencement of Panel 1 was forecast to occur approximately 11 months later than the Definitive Estimate. Efforts continued to minimize the delays to Panels 1 and 2 due to ventilation constraints ahead of commissioning of Shafts 3 and 4. Sinking of Shaft 4 recommenced in mid-October and preparatory work for Shaft 3 continued.

The scheduled mid-2021 commencement of the undercut on the Oyu Tolgoi mining licence remained delayed pending resolution of certain non-technical undercut criteria. Turquoise Hill reported that together with Rio Tinto, it tabled a proposal to the Government of Mongolia which Turquoise Hill believed addresses all major outstanding issues while ensuring that OTLLC would continue to deliver compelling value to all partners.

Design optimization study work continued on Panels 1 and 2. To support these studies, additional data was being collected from surface and underground drilling. This data would be used to refine the structural and geotechnical models, which form the basis of the mine design. Although drilling had been hampered by COVID-19 cases and restrictions on the movement of people, Turquoise Hill reported that study work remained broadly on schedule, with the Panel 1 study scheduled for completion in early 2023.

2022

For Panel 1 drilling on the Entrée/Oyu Tolgoi JV Property, the Entrée/Oyu Tolgoi JV Management Committee approved a 2022 budget with diamond drill holes targeting Hugo North Extension Lifts 1 and 2. The holes were collared from underground drill stations along the eastern boundary of the porphyry mineralized footprint on the Oyu Tolgoi mining licence crossing onto the Entrée/Oyu Tolgoi JV Property. In February 2023, OTLLC reported to the Company that 22 underground holes ranging from 30.8 m to 568.7 m were drilled on the Entrée/Oyu Tolgoi JV Property for total drilling, exclusive of metres drilled on the Oyu Tolgoi mining licence, of 4,459.9 m. In addition, four surface diamond drill holes (including two aborted holes terminated prior to reaching the target due to excessive deviation) totalling 4,366.1 m, with depths ranging from 280.1 m to 1,800 m, were drilled entirely on the Entrée/Oyu Tolgoi JV Property targeting the northern portion of the Hugo North Extension deposit. The Company is still waiting for result from the bulk of the underground holes and all the surface holes. Entrée continues to collate and model data as it is received.

With the relaxation of COVID-19 related restrictions in Mongolia, exploration drilling programs resumed in 2022. On the Shivee Tolgoi mining licence, six reverse circulation (“RC”) holes totaling 1,500 m and one 800 m diamond drill hole were completed at the Ulaan Khud target. In addition, three diamond drill holes totalling 2,200 m were completed at the Airstrip target. Analytical results are pending. A total of 28.3 line kilometres of induced polarization (“IP) geophysical surveying was completed over the Ductile Shear and East Gold targets.

On the Javhlant mining licence, five RC holes totalling 1,500 m were planned for each of the Bumbat Ulaan and West Mag targets in 2022. Three RC holes totalling 630 m (including one hole aborted at 29 m depth) were completed at the West Mag target; the remaining holes were cancelled following engagement with one of the local herders. The five RC holes planned for the Bumbat Ulaan target were not completed due to the recent commissioning of the Tavan Tolgoi-Gashuunsukhait railway. The Company has not received full details of the drilling results. A total of 69.9 line kilometres of IP geophysical surveying was completed over the West Mag, East Bumbat Ulaan and South East IP targets.

January – March 2022

Turquoise Hill announced the resolution of key outstanding issues related to the Oyu Tolgoi underground mine:

•   Turquoise Hill and the Government of Mongolia reached a mutual understanding for a renewed partnership.

•   Turquoise Hill and Rio Tinto entered into a binding agreement that delineates a comprehensive funding arrangement to address Turquoise Hill’s estimated incremental funding requirements to complete the project.

•   The OTLLC board approved the signing of an Electricity Supply Agreement to provide Oyu Tolgoi with a long-term source of power from the Mongolian grid on terms fully agreed with the Government of Mongolia.

As a result, the OTLLC board unanimously approved commencement of the undercut to start Hugo North Lift 1 Panel 0 underground mine production on the Oyu Tolgoi mining licence.

On March 14, 2022, Rio Tinto announced it had made a non-binding proposal to Turquoise

Hill to acquire the approximately 49% of the issued and outstanding shares of Turquoise Hill that Rio Tinto did not own for approximately $2.7 billion.

During the first quarter 2022, several significant Oyu Tolgoi project milestones were achieved including:

•   The commencement of the Panel 0 undercut on the Oyu Tolgoi mining licence, and commissioning of Material Handling System 1 (“MHS1”) and the first on-footprint truck chute.

•   The Shaft 3 headframe was commissioned and sinking commenced on March 31, 2022. Shaft 4 sinking re-started on March 25, 2022.

The first Panel 1 draw bell is now expected in H1 2027 rather than H2 2026 due to later than planned commencement of the Panel 0 undercut on the Oyu Tolgoi mining licence, lateral development scope changes, impacts of COVID-19 on development progression and delays to the forecast completion dates for Shafts 3 and 4.

April 2022

On April 12, 2022, the Company announced the appointment of Allan Moss to the Board. Mr. Moss has more than 40 years global experience in technical aspects of mining, the last 20 of which have been focused on block caving.

May 2022

On May 26, 2022, the Company announced it had commenced binding arbitration proceedings to seek declarations and orders for specific performance relating to certain provisions of the Equity Participation and Earn-in Agreement (the “Earn-in Agreement”) with Turquoise Hill dated October 15, 2004, as amended and subsequently assigned to OTLLC and the Joint Venture Agreement appended to the Earn-in Agreement (the “Entrée/Oyu Tolgoi JVA”).

June 2022

On June 16, 2022, the Company announced the election of new directors Teresa Conway and Paula Rogers to the Board at the Company’s Annual General Meeting. Mark Bailey, James Harris, and Anna El-Erian did not stand for re-election.

August 2022

On August 4, 2022, Turquoise Hill announced the Oyu Tolgoi underground project achieved a significant milestone with the blasting of the first two Panel 0 draw bells on the Oyu Tolgoi mining licence ahead of schedule. The third draw bell subsequently fired on July 29, 2022.

Turquoise Hill also announced that the 2022 cost and schedule update for the underground project identified an approximately 15-month delay in the commissioning of Shafts 3 and 4 from the schedule in the Definitive Estimate. Shafts 3 and 4 are expected to be commissioned in the first half 2024. The impact of the shaft delays on the commencement of Panel 1 is under assessment by OTLLC. OTLLC has scheduled the Lift 1 Panel 1 design optimization study for completion in early 2023.

September 2022

On September 5, 2022, Turquoise Hill announced it had entered into an arrangement agreement with Rio Tinto plc and Rio Tinto International Holdings Limited pursuant to which Rio Tinto would acquire the approximately 49% of the issued and outstanding shares of Turquoise Hill that Rio Tinto did not own for C$43.00 in cash per share, subject to approval by Turquoise Hill minority shareholders and other customary closing conditions.

October – November 2022

On October 17, 2022, Turquoise Hill announced that sustainable production from Panel 0 on the Oyu Tolgoi mining licence was anticipated in the first quarter 2023. The Lift 1 Panel 1 design optimization study remains on track for completion in the first half 2023.

December 2022

On December 16, 2022, Rio Tinto completed the acquisition of Turquoise Hill and Turquoise Hill voluntarily delisted from the Toronto Stock Exchange and New York Stock Exchange.

Rio Tinto’s stated purpose for the acquisition is to strengthen its copper portfolio and create a more efficient ownership and governance structure for the Oyu Tolgoi project. Following the completion of the transaction, Rio Tinto has a 66% interest in deposits on the Oyu Tolgoi mining licence and a 52.8% interest in the Hugo North Extension and Heruga deposits on the Entrée/Oyu Tolgoi JV Property.

January–March 2023

On March 13, 2023, Rio Tinto announced the commencement of underground production from Oyu Tolgoi Lift 1 Panel 0 on the Oyu Tolgoi mining licence. 30 draw bells have been blasted and copper is now being produced from the underground mine. Production will ramp up over the coming years, with Oyu Tolgoi expected to become the fourth largest copper mine in the world by 2030.

OTLLC is planning additional underground and surface drilling for Panel 1 on the Entrée/Oyu Tolgoi JV Property for 2023. Details of the drilling program and budget have yet to be finalized and presented to the Entrée/Oyu Tolgoi JV Management Committee for approval. OTLLC is also in the process of finalizing an exploration program and budget for 2023 for presentation to the Entrée/Oyu Tolgoi JV Management Committee for approval. The program is expected to include both diamond and RC target drilling on the Shivee Tolgoi and Javhlant licences, including deep diamond drilling at the Airstrip, Castle Rock and South East IP targets, and RC drilling at Ulaan Khud, as well as IP surveying and other geological studies at several of the exploration targets.

DESCRIPTION OF THE BUSINESS

Business of Entrée

Entrée is in the mineral resource business, with interests in exploration and advanced properties in Mongolia, Peru and Australia.

Entrée’s principal asset is its joint venture interest in the Entrée/Oyu Tolgoi JV Property in Mongolia, which forms a significant portion of the overall Oyu Tolgoi project area. The Entrée/Oyu Tolgoi JV Property comprises the eastern portion of the Shivee Tolgoi mining licence and all of the Javhlant mining licence, and hosts:

•	The Hugo North Extension copper-gold porphyry deposit (Lift 1 and Lift 2):

–

Lift 1 is the upper portion of the Hugo North Extension copper-gold porphyry deposit and forms the basis of the 2021 Reserve Case. It is the northern portion of the Hugo North Lift 1 underground block cave mine plan that is currently in development on the Oyu Tolgoi mining licence. The 2021 Reserve Case assumes initial development production will start on the Entrée/Oyu Tolgoi JV Property in H2 2022. Hugo North Extension Lift 1 Probable reserves include 40 million tonnes (“Mt”) grading 1.54% copper, 0.53 grams per tonne (“g/t”) gold, and 3.63 g/t silver.

–

Lift 2 is directly below and extends north beyond Lift 1 and is the next potential phase of underground mining on the Entrée/Oyu Tolgoi JV Property, once Lift 1 mining is complete. Mineral resources from Lift 2 form the basis of the 2021 PEA mine plan, which include 78 Mt (Indicated) and 88 Mt (Inferred). The average expected run-of-mine feed grade of 1.35% copper, 0.49 g/t gold, and 3.6 g/t silver (1.64% CuEq; see the notes to Table 2 below) includes dilution and mine loss.

•

The Heruga copper-gold-molybdenum porphyry deposit is at the south end of the Oyu Tolgoi trend of porphyry deposits. Approximately 93% of the Heruga deposit occurs on the Entrée/Oyu Tolgoi JV Property where Inferred mineral resources include: 1,400 Mt grading 0.41% copper, 0.40 g/t gold, 1.5 g/t silver and 120 parts per million (“ppm”) molybdenum (0.68% CuEq; see the notes to Table 3 below). While Heruga is not included in the 2021 PEA, it provides opportunity for future exploration and potential development.

•	A large prospective land package.

Entrée has a 20% or 30% (depending on the depth of mineralization) participating interest in the Entrée/Oyu Tolgoi JV with OTLLC holding the remaining 80% (or 70%) interest. OTLLC has a 100% interest in other Oyu Tolgoi project areas, including the Oyut open pit, which is currently in production, and the Hugo North and Hugo South deposits on the Oyu Tolgoi mining licence.

Entrée also has a 100% interest in the western portion of the Shivee Tolgoi mining licence, which is referred to as the “Shivee West Property”. The Shivee West Property is subject to a License Fees Agreement between Entrée and OTLLC and may ultimately be included in the Entrée/Oyu Tolgoi JV Property.

The Entrée/Oyu Tolgoi JV Property and the Shivee West Property, known together as the “Entrée/Oyu Tolgoi JV Project” or the “Project”, are shown on Figure 1. This figure also shows the main mineral deposits that form the Oyu Tolgoi Trend of porphyry deposits.

Figure 1 – Entrée/Oyu Tolgoi JV Project

Notes:

(1)	*The Shivee West Property is subject to a License Fees Agreement between Entrée and OTLLC and may ultimately be included in the Entrée/Oyu Tolgoi JV Property.
(2)	Outline of copper ± gold ± molybdenum porphyry mineralization is projected to surface.
(3)	Entrée has a 20% participating interest in the Hugo North Extension and Heruga deposits.

Figure 1 shows the location of a north-northeast oriented, west-looking longitudinal section (A-A’) through the 12.4 km-long trend of porphyry deposits that comprise the Oyu Tolgoi project. The longitudinal section is shown on Figure 2 with the Entrée/Oyu Tolgoi JV Property to the right (north) and left (south) of the central portion, the Oyu Tolgoi mining licence, held 100% by OTLLC.

Figure 2 – Section Through the Oyu Tolgoi Trend of Porphyry Deposits

Figure 3 below shows priority exploration targets on the Entrée/Oyu Tolgoi JV Property, including Ulaan Khud, Airstrip, West Mag, Bumbat Ulaan, Ductile Shear, East Au, East Javkhlant, South East IP, Castle Rock, Javkhlant, and East Bumbat Ulaan. Additional targets exist on the Shivee West Property that remain to be further explored.

For further details regarding the Entrée/Oyu Tolgoi JV Project, see the “Material Mineral Properties” section below.

Aside from its principal asset, Entrée has royalty and other interests in properties in Australia and Peru. See the “Non-Material Properties” section for more information.

Robert Cinits, P.Geo., formerly Vice President, Corporate Development of the Company and currently a consultant to Entrée has approved all scientific and technical information in this AIF. Mr. Cinits is a qualified person (“QP”) as defined in NI 43-101.

Turquoise Hill, Rio Tinto and OTLLC

In October 2004, the Company entered into the arm’s-length Earn-In Agreement with Turquoise Hill. Under the Earn-In Agreement, Turquoise Hill agreed to purchase equity securities of the Company and was granted the right to earn an interest in the Entrée/Oyu Tolgoi JV Property. The Earn-In Agreement was amended in November 2004, to append the Entrée/Oyu Tolgoi JVA that the parties are required to enter at such time as the earn-in obligations are completed. Most of Turquoise Hill’s rights and obligations under the Earn-In Agreement, including its right of first refusal on the Shivee West Property, were subsequently assigned by it to what was then its wholly owned subsidiary, OTLLC. OTLLC is also the title holder of the Oyu Tolgoi mining licence, illustrated in Figure 1 above.

OTLLC undertook an exploration program which established the presence of two significant mineral deposits on the Entrée/Oyu Tolgoi JV Property: the Hugo North Extension copper-gold deposit on the Shivee Tolgoi mining licence and the Heruga copper-gold-molybdenum deposit on the Javhlant mining deposit. These deposits form the northernmost and southernmost parts of the Oyu Tolgoi project.

Additional information regarding the Entrée/Oyu Tolgoi JV Property is discussed under “Material Mineral Properties” below.

On June 30, 2008, OTLLC gave notice to Entrée that it had completed its earn-in obligations by expending a total of $35 million on exploration on the Entrée/Oyu Tolgoi JV Property. As a consequence, OTLLC earned an 80% interest in all minerals extracted below a sub-surface depth of 560 m from the Entrée/Oyu Tolgoi JV Property and a 70% interest in all minerals extracted from surface to a depth of 560 m from the Entrée/Oyu Tolgoi JV Property, and the parties were required to enter into the Entrée/Oyu Tolgoi JVA. While the parties have not formally executed the Entrée/Oyu Tolgoi JVA, the Entrée/Oyu Tolgoi JV is operating under those terms.

Under the terms of the Entrée/Oyu Tolgoi JVA, Entrée elected to have OTLLC debt finance Entrée’s share of costs with interest accruing at OTLLC’s actual cost of capital or prime plus 2%, whichever is less, at the date of the advance. Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from the sale of Entrée’s share of products. Such amounts will be applied first to payment of accrued interest and then to repayment of principal. Available cash flow means all net proceeds of sale of Entrée’s share of products in a month less Entrée’s share of costs of operations for the month. The debt financing and repayment provisions limit dilution of Entrée’s interest as the project progresses.

Since formation of the Entrée/Oyu Tolgoi JV in 2008, and as of December 31, 2022, the Entrée/Oyu Tolgoi JV has expended approximately $38.2 million to advance the Entrée/Oyu Tolgoi JV Property. As of December 31, 2022, OTLLC has contributed on Entrée’s behalf the required cash participation amount equal to 20% of the $38.2 million incurred to date, plus accrued interest at prime plus 2%, for a total of $11.1 million.

In June 2005, following the announcement in May 2005 of the discovery of high-grade mineralization at Hugo North Extension, Rio Tinto took part in a private placement in the Company and became its then largest shareholder.

Following Rio Tinto’s investment in the Company, Rio Tinto acquired, through a series of transactions, approximately 49% of Turquoise Hill’s issued and outstanding shares. On January 24, 2012, Rio Tinto announced that it had increased its ownership interest in Turquoise Hill to approximately 51%. At that time, Rio Tinto was deemed to have acquired beneficial ownership over the Common Shares of the Company owned by Turquoise Hill.

On December 16, 2022, Rio Tinto closed a plan of arrangement pursuant to which it acquired the approximately 49% of the issued and outstanding shares of Turquoise Hill that it did not already own. Rio Tinto’s stated purpose for the acquisition is to strengthen its copper portfolio and create a simpler and more efficient ownership and governance structure for the Oyu Tolgoi project. Rio Tinto now has, through its wholly owned subsidiary Turquoise Hill, a 66% interest in deposits on the Oyu Tolgoi mining licence and a 52.8% interest in the Hugo North Extension and Heruga deposits on the Entrée/Oyu Tolgoi JV Property.

At December 31, 2022 and the date of this AIF, Rio Tinto beneficially owned 31,981,129 Common Shares (approximately 16.1% of the Company’s issued and outstanding Common Shares (March 31, 2023 – 16.1%)), including 1,615,000 Common Shares acquired pursuant to the Non-Brokered Private Placement. Rio Tinto also beneficially owned Warrants to purchase 807,500 Common Shares acquired pursuant to the Non-Brokered Private Placement. See “Description of the Business – Non-Brokered Private Placement” below.

Execution of Oyu Tolgoi Investment Agreement and Shareholders Agreement

The Minerals Law of Mongolia, which became effective on August 26, 2006, defines a mineral deposit of strategic importance (a “Strategic Deposit”) as a mineral resource that may have the potential to impact national security, or the economic and social development of the country, or that is generating or has the potential to generate more than five percent (5%) of Mongolia’s gross domestic product in any given year. Under Resolution 27 dated February 6, 2007 (“Resolution 27”) of the State Great Khural (the “Parliament of Mongolia”), the Oyu Tolgoi series of deposits were declared to be Strategic Deposits.

The Minerals Law of Mongolia provides that the State may be an equity participant with any private legal entity, up to a 34% equity interest, in the exploitation of any Strategic Deposit where the quantity and grade of the deposit have been defined by exploration that has not been funded from the State budget. The Parliament of Mongolia passed Resolution 57 on July 16, 2009, which provides the minimum percentage of the State participation in the Oyu Tolgoi deposit shall be 34%. On October 6, 2009, Turquoise Hill, its then wholly owned subsidiary OTLLC, and Rio Tinto signed the Oyu Tolgoi Investment Agreement with the Government of Mongolia, which regulates the relationship among the parties and stabilizes the long-term tax, legal, fiscal, regulatory and operating environment to support the development of the Oyu Tolgoi project. The Oyu Tolgoi Investment Agreement specifies that the Government of Mongolia will own 34% of the shares of OTLLC (and by extension, 34% of OTLLC’s interest in the Entrée/Oyu Tolgoi JV Property) through its subsidiary Erdenes Oyu Tolgoi LLC. An Amended and Restated Shareholders Agreement dated June 8, 2011 (the “Shareholders Agreement”) establishes the State’s 34% ownership interest in OTLLC and governs the relationship among the parties.

Pursuant to the Shareholders Agreement, Erdenes Oyu Tolgoi LLC is entitled to appoint three of the nine directors on the OTLLC board; Rio Tinto is entitled to appoint the remaining six. Rio Tinto manages the building and operation of the Oyu Tolgoi project, which includes the Hugo North Extension and Heruga deposits on the Entrée/Oyu Tolgoi JV Property. Rio Tinto is also responsible for all exploration operations on behalf of OTLLC, including exploration on the Entrée/Oyu Tolgoi JV Property.

Oyu Tolgoi Project and Funding

Overall construction of the first phase of the Oyu Tolgoi project (OTLLC’s Oyut open pit) was essentially complete at the end of 2012 and open-pit mining operations commenced in 2013. The copper concentrator plant, with related facilities and necessary infrastructure, was originally designed to process approximately 100,000 tonnes of ore per day from the Oyut open pit. Since 2014, the concentrator has consistently achieved a throughput of over 105,000 tonnes per day due to improvements in operating practices.

Lift 1 of the Hugo North deposit on the Oyu Tolgoi mining licence and the Hugo North Extension deposit on the Entrée/Oyu Tolgoi JV Property is currently being developed by Rio Tinto as an underground operation. The Lift 1 mine plan incorporates the development of three panels (Panels 0, 1, and 2). The Hugo North Extension deposit on the Entrée/Oyu Tolgoi JV Property is located at the northern portion of Panel 1. On March 13, 2023, Rio Tinto announced the commencement of underground production from Lift 1 Panel 0 on the Oyu Tolgoi mining licence. Production will ramp up over the coming years, with Oyu Tolgoi expected to become the fourth largest copper mine in the world by 2030. In order to reach the full sustainable production rate of 95,000 t/d from the underground operations all three panels need to be in production.

On November 21, 2019, Resolution 92 was passed in a plenary session of the Parliament of Mongolia. It was published on December 6, 2019, and includes measures to, among other things, improve the implementation of the Oyu Tolgoi Investment Agreement and the Shareholders Agreement, and explore and resolve options to have a product sharing arrangement or swap Mongolia’s 34% equity holding in OTLLC for a special royalty. On December 13, 2021, Rio Tinto and Turquoise Hill made a joint offer to the Government of Mongolia with the aim of resetting the relationship and allowing all parties to move forward together. On December 30, 2021, the Parliament of Mongolia passed Resolution 103 that aimed to improve the benefits to Mongolia from the Oyu Tolgoi project and set out a number of required measures to resolve the outstanding issues in relation to Resolution 92.

Resolution 103 imposed restrictions that limit OTLLC’s ability to obtain third party debt financing and the ability of Turquoise Hill and its affiliates to fund OTLLC with shareholder debt or to carry common share investments in OTLLC by Erdenes Oyu Tolgoi LLC until sustainable production from Lift 1 Panel 0 is achieved. Rio Tinto announced the commencement of commercial production from Lift 1 Panel 0 on March 13, 2023.

Oyu Tolgoi Project Underground Development

Updates regarding the Oyu Tolgoi project were provided by Turquoise Hill on November 14, 2022, Rio Tinto in the first quarter 2023, and OTLLC on February 15, 2023:

Underground Development Update

On March 13, 2023, Rio Tinto announced the commencement of underground production from Oyu Tolgoi Lift 1 Panel 0 on the Oyu Tolgoi mining licence. 30 draw bells have been blasted and copper is now being produced from the underground mine. Production will ramp up over the coming years, with Oyu Tolgoi expected to become the fourth largest copper mine in the world by 2030.

The Lift 1 mine plan incorporates the development of three panels (Panels 0, 1, and 2), and in order to reach the full sustainable production rate of 95,000 tpd from the underground operations all three panels need to be in production. The Hugo North Extension deposit on the Entrée/Oyu Tolgoi JV Property is located at the northern portion of Panel 1.

Workforce numbers are now at full capacity. The total Oyu Tolgoi workforce currently comprises ~20,000 people, of which 97% are Mongolian.

Underground construction progress was at 82% complete at year end and there have been no changes to key project milestone dates since the 2022 cost and schedule update.

The detailed engineering design has been completed for the concentrator conversion. Civil construction works are underway, procurement activities are on schedule, and the main construction contract for the concentrator conversion has been awarded.

The conveyor to surface program is progressing following commissioning of overhead cranes in the transfer stations, which allows construction activities to ramp up further. On the surface, progress has been made in the preassembly of the above ground conveyors.

The Shaft 3 headframe was commissioned and sinking commenced on March 31, 2022. Shaft 3 is approximately 35% complete with the cumulative sinking level at 413 m below ground level. Shaft 4 is approximately 45% complete with advancement at 540 m below ground level. The final depths required for Shafts 3 and 4 are 1,148 m and 1,149 m below ground level, respectively. Shaft sinking safety and productivity remain priorities with both aspects continuing to improve. Continued progress on the program is necessary to remain aligned with the 2022 cost and schedule update, which identified an approximate 15-month delay in the commissioning of Shafts 3 and 4 from the schedule in the Definitive Estimate. Shafts 3 and 4 are now expected to be commissioned in the first half 2024 and are required to provide ventilation to support production from Panels 1 and 2 during ramp up to 95,000 t/d. The first Panel 1 draw bell is currently expected in the first half 2027.

Design optimization work for Lift 1 Panel 1 on the Oyu Tolgoi mining licence and the Entrée/Oyu Tolgoi JV Property continues with the aim of minimizing risk and maximizing productivity. The Lift 1 Panel 1 design optimization study remains on track for completion in the first half 2023 and will incorporate any ventilation-related impacts resulting from Shaft 3 and 4 delays.

Renewed Partnership with Government of Mongolia

On January 24, 2022, Turquoise Hill announced that it had successfully reached a mutual understanding for a renewed partnership with the Government of Mongolia and that the OTLLC board had unanimously approved the commencement of the undercut and the Definitive Estimate underground development budget of $6.75 billion.

The decision to approve the undercut followed resolution of many of the conditions required in Resolution 103 including:

•

In accordance with the Shareholders Agreement, Turquoise Hill has funded OTLLC’s cash requirements beyond internally generated cash flows by a combination of equity investment and shareholder debt. A subsidiary of Turquoise Hill had previously funded the common share investments in OTLLC on behalf of Erdenes Oyu Tolgoi LLC. Turquoise Hill agreed to waive in full the cumulative $2.4 billion in nonrecourse carry account loans to Erdenes Oyu Tolgoi LLC.

•	Improved cooperation with Erdenes Oyu Tolgoi LLC in monitoring the Oyu Tolgoi underground development and enhancing environment, social and governance (ESG) matters.

•

The approval of the Electricity Supply Agreement with, amongst others, Southern Region Electricity Distribution Network to provide OTLLC with a long-term source of power from the Mongolian grid on terms fully agreed with the Government of Mongolia.

•	The establishment of a funding structure at OTLLC that does not incur additional loan financing prior to sustainable production for Panel 0.

Rio Tinto continues to work with the Government of Mongolia to finalize the remaining outstanding measures of Resolution 103, including resolution of outstanding OTLLC tax arbitration.

Oyu Tolgoi Power Supply

OTLLC currently sources power for the Oyu Tolgoi mine from China’s Inner Mongolia Autonomous Region’s (“IMAR”) Western grid, via overhead power line, pursuant to back-to-back power purchase agreements with Mongolia’s National Power Transmission Grid (“NPTG”), the relevant Mongolian power authority, and Inner Mongolia Power International Cooperation Co., Ltd (“IMPIC”), the subsidiary of Inner Mongolia’s power grid company.

OTLLC is obliged under the Oyu Tolgoi Investment Agreement to secure a long-term domestic power source for the Oyu Tolgoi mine. The Power Source Framework Agreement (“PSFA”) entered into between OTLLC and the Government of Mongolia on December 31, 2018 (as amended in June 2020) provides a binding framework and pathway for long-term power supply to the Oyu Tolgoi mine.

On January 26, 2022, OTLLC entered into an Electricity Supply Agreement (“ESA”) with, amongst others, Southern Region Electricity Distribution Network to provide OTLLC with power from the Mongolian grid. Delivery of power under the ESA will commence once certain conditions are satisfied, and the Mongolian grid becomes capable of providing electricity to meet OTLLC’s total power requirements on a long-term basis and imported power agreements are terminated. The ESA has a term of 20 years and provides a pathway to meeting OTLLC’s long-term power requirements from domestic power sources.

While the Mongolian grid undergoes an upgrade to be in a position to provide stable and reliable power to the Oyu Tolgoi mine, OTLLC will continue to import its power from IMAR. On September 30, 2022, a Memorandum of Understanding (“MoU”) was signed between NPTG, OTLLC, and IMPIC. The MoU records the agreement reached in principle to date with respect to extension and amendment of the power import agreement. Pursuant to the MoU, the parties will endeavor to enter into a binding amendment agreement.

Entrée/Oyu Tolgoi JV Property Exploration and Development

The Company continues to monitor the situation in Mongolia including with respect to possible delays to commencement of Panel 1. The Company will assess the potential impact of any delays as it becomes aware of them and will update the market accordingly.

2022 Development Work on the Entrée/Oyu Tolgoi JV Property

For Panel 1 drilling on the Entrée/Oyu Tolgoi JV Property, the Entrée/Oyu Tolgoi JV Management Committee approved a 2022 budget with diamond drill holes targeting Hugo North Extension Lifts 1 and 2. The holes were collared from underground drill stations along the eastern boundary of the porphyry mineralized footprint on the Oyu Tolgoi mining licence crossing onto the Entrée/Oyu Tolgoi JV Property. In February 2023, OTLLC reported to the Company that 22 underground holes ranging from 30.8 m to 568.7 m were drilled on the Entrée/Oyu Tolgoi JV Property for total drilling, exclusive of metres drilled on the Oyu Tolgoi mining licence, of 4,459.9 m. In addition, four surface diamond drill holes (including two aborted holes terminated prior to reaching the target due to excessive deviation) totalling 4,366.1 m, with depths ranging from 280.1 m to 1,800 m, were drilled entirely on the Entrée/Oyu Tolgoi JV Property targeting the northern portion of the Hugo North Extension deposit. The Company is still waiting for OTLLC to deliver results from the bulk of the underground holes and all the surface holes. Entrée continues to collate and model data as it is received.

OTLLC is planning additional underground and surface drilling for Panel 1 on the Entrée/Oyu Tolgoi JV Property for 2023. Details of the drilling program and budget have yet to be finalized and presented to the Entrée/Oyu Tolgoi JV Management Committee for approval.

Exploration Work on the Entrée/Oyu Tolgoi JV Property

OTLLC’s site technical services team undertakes all exploration work on the Entrée/Oyu Tolgoi JV Property. Turquoise Hill previously reported that the exploration strategy for the Oyu Tolgoi project, including the Entrée/Oyu Tolgoi JV Property, is focused on developing a project pipeline prioritized in areas that can impact the current development of the Oyu Tolgoi deposits, seeking low-cost development options and continuing the assessment of legacy datasets to enable future discovery.

Exploration during 2016 to 2021 on the Entrée/Oyu Tolgoi JV Property included early-stage target generation work on both the Shivee Tolgoi and Javhlant mining licences. The work included geological mapping, soil and rock geochemical sampling, geophysical surveys, small amounts of shallow core and RC drilling, and integrated geological-geophysical 3D modelling. Results of work conducted between 2016 and 2020 and detailed descriptions of the targets have been reported in the Company’s previous quarterly and annual filings, as well as the 2021 Technical Report, available on SEDAR at www.sedar.com under the Company’s profile.

During 2021, exploration programs on the Entrée/Oyu Tolgoi JV Property were very minimal and all exploration drilling and larger programs were put on hold due to COVID-19 related restrictions. With the relaxation of COVID-19 related restrictions in Mongolia, exploration drilling programs resumed in 2022. On the Shivee Tolgoi mining licence, six RC holes totalling 1,500 m and one 800 m diamond drill hole have been completed at the Ulaan Khud target. In addition, three diamond drill holes totalling 2,200 m have been completed at the Airstrip target. On February 15, 2023 OTLLC advised the Company that analytical results are still pending.

On the Javhlant mining licence, five RC holes totalling 1,500 m were planned for each of the Bumbat Ulaan and West Mag targets in 2022. Three RC holes totalling 630 m (including one hole aborted at 29 m depth) were completed at the West Mag target and analytical results are still pending; the remaining holes were cancelled following engagement with one of the local herders.

The five RC holes planned for the Bumbat Ulaan target were not completed due to the recent commissioning of the Tavan Tolgoi-Gashuunsukhait railway.

A total of 98.2 line-kilometres of geophysical dipole-dipole induced polarization survey work has been completed at the East Au, South East IP, West Mag, East Bumbat Ulaan, and Ductile Shear target areas and will inform future drill testing. Integrated geological-geophysical 3D modeling is also underway for several of the current target areas and a final report is expected to be completed in the first quarter 2023. Proposed mapping and rock-soil sampling programs were cancelled due to inclement weather.

OTLLC is in the process of finalizing an exploration program and budget for 2023 for presentation to the Entrée/Oyu Tolgoi JV Management Committee for approval. The program is expected to include both diamond and RC target drilling on the Shivee Tolgoi and Javhlant licences, including deep diamond drilling at the Airstrip, Castle Rock and South East IP targets, and RC drilling at Ulaan Khud.

Figure 3 – Entrée/Oyu Tolgoi JV Project Exploration Targets

(1)	The Shivee West Property is subject to a License Fees Agreement between Entrée and OTLLC and may ultimately be included in the Entrée/Oyu Tolgoi JV Property.
(2)	Outline of copper ± gold ± molybdenum porphyry mineralization is projected to surface.
(3)	Entrée has a 20% or 30% participating interest depending on the depth of mineralization.

Oyu Tolgoi Investment Agreement and Entrée

The contract area defined in the Oyu Tolgoi Investment Agreement includes the Javhlant and Shivee Tolgoi mining licences, including the Shivee West Property, which is 100% owned by Entrée and not currently subject to the Entrée/Oyu Tolgoi JV. The conversion of the original Shivee Tolgoi and Javhlant exploration licences into mining licences was a condition precedent to the Oyu Tolgoi Investment Agreement coming into effect. The Shivee Tolgoi and Javhlant mining licences were issued on October 27, 2009, and the Oyu Tolgoi Investment Agreement took legal effect on March 31, 2010.

The then Ministry of Mining has advised Entrée that it considers the deposits on the Entrée/Oyu Tolgoi JV Property to be part of the series of Oyu Tolgoi deposits, which were declared to be Strategic Deposits under Resolution 27.

However, at the time of negotiation of the Oyu Tolgoi Investment Agreement, Entrée was not made a party to the Oyu Tolgoi Investment Agreement, and as such does not have any direct rights or benefits under the Oyu Tolgoi Investment Agreement.

OTLLC agreed, under the terms of the Earn-In Agreement, to use its best efforts to cause Entrée to be brought within the ambit of, made subject to and to be entitled to the benefits of the Oyu Tolgoi Investment Agreement or a separate stability agreement on substantially similar terms to the Oyu Tolgoi Investment Agreement. Entrée has been engaged in discussions with stakeholders of the Oyu Tolgoi project, including the Government of Mongolia, OTLLC, Erdenes Oyu Tolgoi LLC, Turquoise Hill and Rio Tinto, since February 2013. The discussions to date have focused on issues arising from Entrée’s exclusion from the Oyu Tolgoi Investment Agreement, including the fact that the Government of Mongolia does not have a full 34% interest in the Entrée/Oyu Tolgoi JV Property; the fact that the mining licences integral to future underground operations are held by more than one corporate entity; and the fact that Entrée does not benefit from the stability that it would otherwise have if it were a party to the Oyu Tolgoi Investment Agreement. In order to receive the benefits of the Oyu Tolgoi Investment Agreement, the Government of Mongolia may require Entrée to agree to certain concessions, including with respect to the ownership of the Entrée/Oyu Tolgoi JV, Entrée LLC or the economic benefit of Entrée’s interest in the Entrée/Oyu Tolgoi JV Property, or the royalty rates applicable to Entrée’s share of the Entrée/Oyu Tolgoi JV Property mineralization. No agreements have been finalized.

Entrée/Oyu Tolgoi JV Property and the Government of Mongolia

In June 2010, the Government of Mongolia passed Resolution 140, the purpose of which is to authorize the designation of certain land areas for “state special needs” within certain defined areas, some of which include or are in proximity to the Oyu Tolgoi project. These state special needs areas are to be used for Khanbogd village development and for infrastructure and plant facilities necessary in order to implement the development and operation of the Oyu Tolgoi project. A portion of the Shivee Tolgoi licence is included in the land area that is subject to Resolution 140.

In June 2011, the Government of Mongolia passed Resolution 175, the purpose of which is to authorize the designation of certain land areas for “state special needs” within certain defined areas in proximity to the Oyu Tolgoi project. These state special needs areas are to be used for infrastructure facilities necessary in order to implement the development and construction of the Oyu Tolgoi project. Portions of the Shivee Tolgoi and Javhlant licences are included in the land area that is subject to Resolution 175.

It is expected, but not yet formally confirmed by the Government of Mongolia, that to the extent that a consensual access agreement exists or is entered into between OTLLC and an affected licence holder, the application of Resolution 175 to the land area covered by the access agreement will be unnecessary. OTLLC has existing access and surface rights to the Entrée/Oyu Tolgoi JV Property pursuant to the Earn-In Agreement. If Entrée is unable to reach a consensual arrangement with OTLLC with respect to the Shivee West Property, Entrée’s right to use and access a corridor of land included in the state special needs areas for a proposed power line may be adversely affected by the application of Resolution 175. While the Government of Mongolia would be responsible for compensating Entrée in accordance with the mandate of Resolution 175, the amount of such compensation is not presently quantifiable.

The Oyu Tolgoi Investment Agreement contains provisions restricting the circumstances under which the Shivee Tolgoi and Javhlant licences may be expropriated. As a result, Entrée considers that the application of Resolution 140 and Resolution 175 to the Entrée/Oyu Tolgoi JV Property will likely be considered unnecessary.

In March 2014, the Government of Mongolia passed Resolution 81, the purpose of which is to approve the direction of the railway line heading from Ukhaa Khudag deposit located in the territory of Tsogttsetsii soum, Umnugobi aimag, to the port of Gashuunsukhait (“Gashuunsukhait Railway Line”) and to appoint the Minister of Roads and Transportation to develop a detailed engineering layout of the base structure of the railway. On June 18,

2014, Entrée was advised by the Mineral Resources and Petroleum Authority of Mongolia (“MRPAM”) that the base structure overlaps with a portion of the Javhlant licence. By Order No. 123 dated June 18, 2014, the then Minister of Mining approved the composition of a working group to resolve matters related to the holders of licences through which the railway passes. The then Minister of Mining did not respond to a request from Entrée to meet to discuss the proposed railway, and no further correspondence from MRPAM or the Minister of Mining was received. As provided for in the Law on Government of Mongolia and Law on Railway Transportation, the Government of Mongolia has the power to determine a railway line in order to implement a national railway project, however, as of the date of the issuance of Resolution 81, it was not clear whether the Government of Mongolia had the legal right to take a portion of the Javhlant licence, with or without compensation, in order to implement a national railway project. The Law on Land of Mongolia was amended on July 8, 2015 to provide the Government of Mongolia has the right to take land for special needs in order to implement a large-scale national development, infrastructure projects and programs. It remains uncertain whether the Government of Mongolia will attempt to exercise that right in connection with Resolution 81. As the Gashuunsukhait Railway Line has been completed and the Oyu Tolgoi Investment Agreement contains provisions restricting the circumstances under which the Javhlant licence may be expropriated, Resolution 81 is not expected to result in any adverse impact on Entrée.

Legislation

On November 1, 2013, an Investment Law came into effect in Mongolia. The law was aimed at reviving foreign investment by easing restrictions on investors (including foreign and domestic) in key sectors such as mining and by providing greater certainty on the taxes they must pay and certain guarantees in relation to their investments in Mongolia. The Investment Law stabilizes the tax environment by way of issuing “stabilization certificate(s)” to investors who meet the criteria stated in the law. Within the scope of tax stabilization, the following four taxes will be stabilized: (i) legal entity income tax; (ii) customs duties; (iii) value added tax; and (iv) mineral royalties. The Investment Law also provides for the ability of investors in major projects (requiring more than MNT 500 billion (approximately $175 million) investment) to enter into an investment agreement with the Government of Mongolia, which can provide additional protections to an investor beyond those covered by a tax stabilization certificate.

On February 18, 2015, the Parliament of Mongolia adopted the Amendment Law to the Minerals Law of 2006 (the “2015 Amendment”), which permits a licence holder to negotiate with the Government of Mongolia with respect to an exchange of the Government’s 34% (50% in cases where exploration has been funded by the State budget) equity interest in a licence holder with a Strategic Deposit for an additional royalty payable to the Government of Mongolia. The amount of the royalty payment would vary depending on the particulars of the Strategic Deposit but cannot exceed 5%. The rate of this royalty payment shall be approved by the Government of Mongolia. The full impact of the 2015 Amendment is not yet known.

On November 10, 2017, the Parliament of Mongolia amended the General Tax Law, the Corporate Income Tax Law, the Personal Income Tax Law, the Minerals Law, the Land Law and the Legal Entities Registration Law, which became effective on January 1, 2018, to introduce the concept of an “ultimate holder” of a legal entity for tax purposes for the first time (collectively, the “2017 Amendments”). Under the 2017 Amendments, any change of an ultimate holder of a legal entity that maintains a minerals licence is deemed to be a sale of the minerals licence and is subject to a 30% corporate income tax on the total income earned. The legal entity holding the minerals licence bears the tax obligation, not the person who earns the income from the transaction. In general, taxable income will be assessed based on the value of the minerals licence, pro-rated to the number or percentage of shares transferred from the ultimate holder. On December 25, 2017, the Ministry of Finance passed Decree No. 380 setting out the methodology to determine the value of a minerals licence, which was annulled by the below mentioned Decree No. 302 dated December 31, 2019.

On March 22, 2019, the Parliament of Mongolia substantially revised key tax laws including the General Law on Taxation, the Corporate Income Tax Law, the Value Added Tax Law and the Personal Income Tax Law. The new tax

laws came into effect on January 1, 2020. Under the new Corporate Income Tax Law (the “Restated Version”), ring-fencing rules were introduced pursuant to which income and expenses that are incurred for different mining licences must be accounted separately for tax purposes. However, the Restated Version provides that a taxpayer may file consolidated statements if the areas covered by the minerals licences held by such taxpayer lie adjacent to one another or the types of products to be mined from minerals licences are the same. As a result, Entrée is allowed to prepare consolidated profit and loss statements for all income and expenses incurred on the Shivee Tolgoi and Javhlant mining licences. In addition, the Restated Version of the Corporate Income Tax Law reduces the withholding tax on a direct or indirect transfer of a minerals licence (in whole or in part) from 30% on a gross basis (as provided for under the 2017 Amendments) to 10% on the basis of the minerals licence value with certain deductions allowed. For an indirect transfer, the taxable income will be calculated from the valuation of the minerals licence in proportion to the percentage of shares or interests or voting rights sold or transferred by the ultimate holder in relation to the shares of the minerals licence holder. The new tax laws require the Cabinet, Ministry of Finance and Mongolian Tax Authority to release a number of implementing guidelines. By its Decree No. 302, the Minister of Finance adopted a guideline on December 31, 2019 which includes the methodology to determine the value of a minerals licence and regulation on imposing taxes, which is currently in effect. The full impact of the tax reform package is not yet known.

On March 22, 2019, the Parliament of Mongolia adopted the Law on Amendments to the Law on State Registration of Legal Entities (the “Legal Entities Registration Law”) and the Law on Procedures of Implementation of the General Tax Law (the “Implementation Law”). According to the Implementation Law, an entity registered with the legal entity registrar prior to January 1, 2020 is required to provide information about its ultimate (beneficial) owner to the Legal Entity Registration Office (the “LERO”) by January 1, 2021. An ultimate (beneficial) owner of a legal entity is defined in the Law of Mongolia on Combating Money Laundering and Terrorism Financing as, “an individual who holds the majority of the asset of the legal entity individually, or in collaboration with others, or an individual who manages and directs the legal entity’s operation or authorizes others to do its action, or an individual who owns the legal entity and enjoys benefit, profit by way of managing and directing such legal entity, any transaction of the legal entity and its implementation process.”

If there is a change in the ultimate (beneficial) owner of a legal entity, a notice of such change must be given to the LERO within 15 business days pursuant the Legal Entities Registration Law. In relation to the registration of the ultimate (beneficial) owner, the LERO adopted Regulation No A/1270 on August 19, 2020, which defines “majority of assets” as one third or more of the total shares of a company or 33% or more of the assets of a legal entity. Based on this definition, information about a chain of legal entities and the individuals that are the ultimate beneficial owners must be registered.

On March 22, 2019, the Parliament of Mongolia adopted the Law on Amendments to the Minerals Law of 2006 (the “2019 Amendments”), which provides that a minerals licence holder must notify, and register with, the relevant tax authority any ultimate holder changes in accordance with the procedure provided for in the Restated Version of the General Tax Law. Any failure to do so will result in the termination of the minerals licence by the State body.

On November 14, 2019, the Parliament of Mongolia approved a number of constitutional amendments which became effective on May 25, 2020. Among other things, the amendments clarify the purpose and principles of the use of natural resources. Natural resources would be defined as the public property of the State rather than the property of the State, which emphasizes that the policies on natural resources should be defined by the Parliament of Mongolia, the representatives of the people, for the public interest. The constitutional amendments provide the basis to allocate a major part of social and economic benefits from Strategic Deposits to the people through the National Resources Fund, which is newly incorporated in the Constitution. Given the constitutional amendments, the Minister for Mining and Heavy Industry, on behalf of the Government of Mongolia, is expected to propose significant amendments to the Minerals Law. The Parliament of Mongolia was scheduled to discuss a draft restated version of the Minerals Law during its spring session of 2022, which is not publicly available. It is not possible to determine when, if ever, or to what extent amendments or a restated version of the Minerals Law would be adopted and in what form.

On June 17, 2022, the Parliament of Mongolia adopted the Law on Permits which came into force on January 1, 2023. The Law on Permits intends to provide a unified framework for all licenses and permissions that are currently regulated under numerous different regulations approved by various authorities, including mining licences. While the Company believes the Shivee Tolgoi and Javhlant licences are in good standing and the Oyu Tolgoi Investment Agreement restricts the grounds upon which the Mongolian State administrative authority in charge of geology and mining may revoke a mining licence covered by the Oyu Tolgoi Investment Agreement, the Law on Permits introduces new grounds for revocation of mining licences and provides that a revocation will trigger termination of existing commercial contracts entered based on the licence and the licence holder is obliged to compensate for damages due to the revocation. The full impact of the adoption of the Law on Permits is not yet known.

On November 11, 2022, the Parliament of Mongolia adopted the Law on Amendments to the Minerals Law of 2006 (the “2022 Amendments”), which provides that a mining licence holder is primarily responsible for providing jobs for the citizens of Mongolia, and must meet certain workforce requirements such as i) the number of foreign employees must not exceed 10% of the total number of employees; and ii) at least 5% of Mongolian employees should be citizens of the local area (soum and district) in which mining activities are carried out.

Sandstorm

Amended and Restated Equity Participation and Funding Agreement

On February 14, 2013, the Company entered into an Equity Participation and Funding Agreement (the “2013 Agreement”) with Sandstorm Gold Ltd. (“Sandstorm”). Pursuant to the 2013 Agreement, Sandstorm provided an upfront refundable deposit (the “Deposit”) of $40 million to the Company. The Company will use future payments that it receives from its mineral property interests to purchase and deliver metal credits to Sandstorm. The amount of metal credits that the Company is required to purchase and deliver to Sandstorm, and the timing of such deliveries, are determined with reference to Entrée’s share of production and receipt of payments from the sale of product from the Entrée/Oyu Tolgoi JV Property. Upon the delivery of metal credits, Sandstorm will also make the cash payment outlined below. In addition, the 2013 Agreement provides for a partial refund of the Deposit and a pro rata reduction in the number of metal credits deliverable to Sandstorm in the event of a partial expropriation of Entrée’s economic interest, contractually or otherwise, in the Entrée/Oyu Tolgoi JV Property.

On February 23, 2016, the Company and Sandstorm entered into an Agreement to Amend the 2013 Agreement, pursuant to which the Company refunded 17% of the Deposit ($6.8 million) (the “Refund”) thereby reducing the Deposit to $33.2 million for a 17% reduction in the metal credits that the Company is required to deliver to Sandstorm. The Refund was paid with $5.5 million in cash and the issuance of $1.3 million of Common Shares. At closing on March 1, 2016, the parties entered into an Amended and Restated Equity Participation and Funding Agreement (the “Amended Funding Agreement”). Under the terms of the Amended Funding Agreement, the Company will purchase and deliver gold, silver and copper credits equivalent to:

•	28.1% of Entrée’s share of gold and silver, and 2.1% of Entrée’s share of copper, produced from the Shivee Tolgoi mining licence (excluding the Shivee West Property); and

•	21.3% of Entrée’s share of gold and silver, and 2.1% of Entrée’s share of copper, produced from the Javhlant mining licence.

Upon the delivery of metal credits, Sandstorm will make a cash payment to the Company equal to the lesser of the prevailing market price and $220/oz of gold, $5/oz of silver and $0.50/lb of copper (subject to inflation adjustments). After approximately 8.6 million ounces of gold, 40.3 million ounces of silver and 9.1 billion pounds of copper have been produced from the entire Entrée/Oyu Tolgoi JV Property (as currently defined), the cash payment will be increased to the lesser of the prevailing market price and $500/oz of gold, $10/oz of silver and $1.10/lb of copper (subject to inflation adjustments). To the extent that the prevailing market price is greater than the amount of the cash payment, the difference between the two will be credited against the Deposit (the net amount of the Deposit being the “Unearned Balance”).

This arrangement does not require the delivery of actual metal, and the Company may use revenue from any of its assets to purchase the requisite amount of metal credits.

Under the Amended Funding Agreement, Sandstorm has a right of first refusal, subject to certain exceptions, on future production-based funding agreements. The Amended Funding Agreement also contains other customary terms and conditions, including representations, warranties, covenants and events of default. The initial term of the Amended Funding Agreement is 50 years, subject to successive 10-year extensions at the discretion of Sandstorm.

In addition, the Amended Funding Agreement provides that the Company will not be required to make any further refund of the Deposit if Entrée’s economic interest is reduced by up to and including 17%. If there is a reduction of greater than 17% up to and including 34%, the Amended Funding Agreement provides the Company with the ability to refund a corresponding portion of the Deposit in cash or Common Shares or any combination of the two at the Company’s election, in which case there would be a further corresponding reduction in deliverable metal credits. If the Company elects to refund Sandstorm with Common Shares, the value of each Common Share will be equal to the volume weighted average price (“VWAP”) for the five (5) trading days immediately preceding the 90th day after the reduction in Entrée’s economic interest. In no case will Sandstorm become a “control person” under the Amended Funding Agreement. In the event an issuance of Common Shares would cause Sandstorm to become a “control person”, the maximum number of Common Shares will be issued, and with respect to the value of the remaining Common Shares, 50% will not be refunded (and there will not be a corresponding reduction in deliverable metal credits) and the remaining 50% will be refunded by the issuance of Common Shares in tranches over time, such that the number of Common Shares that Sandstorm holds does not reach or exceed 20%. All Common Shares will be priced in the context of the market at the time they are issued.

In the event of a full expropriation, the remainder of the Unearned Balance after the foregoing refunds must be returned in cash.

Sale of Securities from Sandstorm to Horizon Copper Corp.

On March 1, 2013, Sandstorm purchased 17,857,142 Common Shares of the Company at a price of C$0.56 per Common Share for gross proceeds of approximately C$10 million.

On March 1, 2016, the Company issued 5,128,604 Common Shares to Sandstorm at a price of C$0.3496 per Common Share pursuant to the Agreement to Amend described under “Amended and Restated Equity Participation and Funding Agreement” above. The price was calculated using the VWAP of the Company’s Common Shares on the TSX for the 15 trading days preceding February 23, 2016, the effective date of the Agreement to Amend.

On January 11, 2017, Sandstorm acquired 914,634 units of the Company at a price of C$0.41 per unit as part of a larger non-brokered private placement. Each unit consisted of one Common Share and one-half of one Warrant. Each whole Warrant entitled the holder to acquire one additional Common Share of the Company until January 10, 2022 at a price of C$0.55. On December 22, 2021, Sandstorm exercised Warrants to acquire 258,700 Common Shares.

On September 14, 2020, Sandstorm acquired 2,400,000 units of the Company at a price of C$0.43 per unit as part of the larger Non-Brokered Private Placement. See “Description of the Business – Non-Brokered Private Placement” below.

On February 17, 2022, Sandstorm announced it had signed a letter of intent with Royalty North Partners Ltd. (now Horizon Copper Corp. (“Horizon”)) whereby Horizon will acquire certain non-royalty and non-stream assets from Sandstorm, including Sandstorm’s 49,672,515 Common Shares of the Company. The transaction is structured as a reverse take-over of Horizon. The first part of the transaction closed on August 31, 2022. Subject to the completion of a proposed concurrent financing of a minimum of US$20 million payable to Sandstorm, the second part of the transaction is expected to close in the first half 2023. Upon completion of the transaction, Horizon will continue to be listed on the TSX Venture Exchange as a Tier 1 Mining Issuer under the anticipated trading symbol “HCU”. Sandstorm will retain an approximately 34% equity interest in Horizon.

On June 1, 2022, Horizon announced that pursuant to a share purchase agreement, Horizon’s wholly owned subsidiary 1363013 B.C. Ltd. had acquired Sandstorm’s Common Shares of the Company in consideration for a promissory note in the principal amount of C$43.2 million. Horizon subsequently acquired the promissory note from Sandstorm and Horizon’s liabilities associated with the promissory note were eliminated. Sandstorm continues to hold Warrants to purchase 1,200,000 Common Shares at an exercise price of C$0.60 expiring September 12, 2023.

As at December 31, 2022 and the date of this AIF, Horizon held 49,672,515 Common Shares, or approximately 25.1% of the outstanding Common Shares of the Company (March 31, 2023 – 25.0%).

Non-Brokered Private Placement

On September 14, 2020, the Company closed the Non-Brokered Private Placement of units at a price of C$0.43 per unit. The Company issued 10,278,000 units for gross proceeds of C$4,419,540.

Each unit (a “Unit”) consisted of one Common Share of the Company and one-half of one Warrant. Each whole Warrant entitles the holder to acquire one additional Common Share of the Company for a period of three years at a price of C$0.60. In connection with the Non-Brokered Private Placement, the Company paid a finder’s fee of C$86,000 in cash, equal to 5% of aggregate gross subscription proceeds received by the Company from purchasers introduced to the Company by the finder.

Net proceeds from the Non-Brokered Private Placement were used for the 2021 Technical Report and for general corporate purposes.

Insiders of the Company acquired an aggregate 4.437 million Units, including 2,400,000 Units acquired by Sandstorm, and 1,615,000 Units acquired directly or indirectly by Rio Tinto. Directors and officers of the Company and their associates acquired an aggregate 422,000 Units on the same terms and conditions as other subscribers.

Environmental Compliance

Any current and future exploration and development activities, as well as future mining and processing operations, if warranted, are subject to various federal, state and local laws and regulations in the countries in which Entrée and its partners conduct their activities. These laws and regulations govern the protection of the environment, prospecting, development, production, taxes, labour standards, occupational health, mine safety, toxic substances and other matters. Entrée expects that it and its partners will be able to comply with these laws and does not believe that compliance will have a material adverse effect on its competitive position. Entrée intends to obtain all licences and permits required by all applicable regulatory agencies in connection with its operations and activities. Entrée intends to maintain standards of compliance consistent with contemporary industry practice.

Holders of an exploration or mining licence in Mongolia must comply with environmental protection obligations established in the Environmental Protection Law of Mongolia, Law of Environmental Impact Assessment and the Minerals Law. These obligations include: preparation of an Environmental Impact Assessment for exploration and mining proposals; submitting an annual environmental protection plan; posting an annual bond against completion of the protection plan; and submitting an annual environmental report.

Environmental bonds have been paid to the local governments, Khanbogd and Bayan-Ovoo soums, together equal to approximately 3,049,000 tugriks (approximately $885). These bonds cover current environmental liabilities for exploration work undertaken at the Shivee West Property. These amounts are refundable to Entrée on request once all environmental work has been completed to the satisfaction of the local soums. Entrée also pays to the local soums annual fees for water, land and road usage.

Development and exploration on the Entrée/Oyu Tolgoi JV Property is controlled and managed by Rio Tinto on behalf of OTLLC, which is responsible for all environmental compliance.

Competition

Entrée operates in a very competitive industry and competes with other companies, many of which have greater financial resources and technical facilities for the identification, acquisition and development of mineral properties and assets, as well as for the recruitment and retention of qualified employees and consultants.

Specialized Skills and Knowledge

Entrée’s business requires specialized skills and knowledge in the areas of geology and engineering, strategic planning, corporate finance, government relations, risk management, financial modelling, accounting, compliance, regulatory matters, ESG, negotiation and drafting of agreements and corporate governance, among others. To date, Entrée has been able to locate and retain such professionals, employees and consultants and believes it will continue to be able to do so.

Business Cycles

The mining business is subject to mineral price cycles. The marketability of minerals and mineral concentrates is also affected by worldwide economic cycles. If the global economy stalls and commodity prices decline as a result, a continuing period of lower prices could significantly affect the economic potential of Entrée’s current property interests and result in Entrée or its partners determining to cease work on, or drop their interests in, some or all of such properties. In addition to commodity price cycles and recessionary periods, activity may also be affected by seasonal and irregular weather conditions in the areas where Entrée has property interests.

Seasonality

The Entrée/Oyu Tolgoi JV Project is located in the South Gobi region of Mongolia, which has a continental, semi-desert climate. The spring and autumn seasons are cool, summers are hot, and winters are cold. The climatic conditions are such that operations can run throughout the year on a continuous shift basis, with minor disruptions expected.

Economic Dependence

Entrée is heavily dependent upon the results obtained under agreements, including the Entrée/Oyu Tolgoi JVA, for the exploration and extraction of minerals.

Foreign Operations

Entrée’s property interests are all located in foreign countries.

Employees

At December 31, 2022, Entrée had two full-time employees, three part-time employees and two part-time consultants based in Vancouver, British Columbia as well as two full-time employees based in Ulaanbaatar, Mongolia.

MATERIAL MINERAL PROPERTY

Entrée/Oyu Tolgoi JV Project, Mongolia

The Company engaged Wood Canada Limited (“Wood”) to have their qualified persons prepare an independent technical report which discusses the 2021 Reserve Case based on mineral reserves attributable to the Entrée/Oyu Tolgoi JV Lift 1 of the Hugo North Extension deposit. The 2021 Reserve Case assumes first development production from Hugo North Extension Lift 1 in H2 2022. The 2021 Technical Report also discusses the 2021 PEA based on Indicated and Inferred mineral resources from Lift 2, as the second potential phase of development and mining on the Hugo North Extension deposit.

Both the 2021 Reserve Case and the 2021 PEA are based on information supplied by OTLLC or reported within OTMSS20, which was completed by OTLLC on the Oyu Tolgoi project in July 2020. OTMSS20 discusses the mine plan for Lift 1 of the Hugo North (including Hugo North Extension) underground block cave on both the Oyu Tolgoi mining licence and the Entrée/Oyu Tolgoi JV Property. The Lift 1 mine plan incorporates the development of three panels (Panel 0, 1, and 2) and in order to reach the full sustainable production rate of 95,000 t/d from the underground operations, all three panels need to be in production. Hugo North Extension on the Entrée/Oyu Tolgoi JV Property is located in the northern portion of Panel 1.

Neither OTMSS20 nor the results of the 2021 Reserve Case and 2021 PEA reflect the impacts of the COVID-19 pandemic or other known delays. In particular, OTLLC has advised the Company that the first Lift 1 Panel 1 draw bell is currently expected in H1 2027 rather than H2 2026 due to later than planned commencement of the Panel 0 undercut on the Oyu Tolgoi mining licence, lateral development scope changes, impacts of COVID-19 on development progression and delays to the forecast completion dates for Shafts 3 and 4. The 2022 cost and schedule update identified an approximate 15-month delay in the commissioning of Shafts 3 and 4 from the schedule in the Definitive Estimate. OTLLC currently expects Shafts 3 and 4 to be commissioned in the first half 2024 and it continues to closely monitor progress against the 2022 schedule update. Shafts 3 and 4 are required to provide ventilation to support production from Panels 1 and 2 during ramp up to 95,000 t/d.

The Lift 1 mine design presented in OTMSS20 and the 2021 Reserve Case is subject to future refinements and updates. Design optimization work for Lift 1 on the Oyu Tolgoi mining licence and the Entrée/Oyu Tolgoi JV Property continues with the aim of minimizing risk and maximizing productivity. The Lift 1 Panel 1 design optimization study remains on track for completion in the first half 2023. The study will incorporate any ventilation-related impacts due to delays in the commissioning of Shafts 3 and 4.

The Company continues to monitor the situation in Mongolia including with respect to possible delays to commencement of Panel 1. The Company will assess the potential impact of any delays as it becomes aware of them and will update the market accordingly.

Information set out below of a scientific or technical nature regarding the Entrée/Oyu Tolgoi JV Project is derived from the independent NI 43-101 Technical Report with an original effective date of May 17, 2021, and an amended effective date of October 8, 2021, titled “Entrée/Oyu Tolgoi Joint Venture Project, Mongolia, NI 43-101 Technical Report” prepared by Wood Canada Limited. Readers are cautioned that the information below is a summary only. For additional information regarding the assumptions, qualifications and procedures associated with the scientific and technical information regarding the Entrée/Oyu Tolgoi JV Project, reference should be made to the full text of the 2021 Technical Report, which is available for review on SEDAR located at www.sedar.com or on www.EntreeResourcesLtd.com.

Introduction

The Project consists of two contiguous mining licences, Shivee Tolgoi (ML 15226A) and Javhlant (ML 15225A), and completely surrounds the Oyu Tolgoi mining licence held by OTLLC. The Shivee Tolgoi mining licence hosts the Hugo North Extension copper-gold deposit, and the Javhlant mining licence hosts the majority of the Heruga copper-gold-molybdenum deposit.

The Entrée/Oyu Tolgoi JV Project is currently divided into two contiguous areas, referred to as “properties”. Entrée is in joint venture with OTLLC over the eastern portion of the Shivee Tolgoi mining licence and all of the Javhlant mining licence (Entrée/Oyu Tolgoi JV Property). The western portion of the Shivee Tolgoi mining licence forms the Shivee West Property, where Entrée currently has a 100% interest. The Shivee West Property is the subject of a License Fees Agreement with OTLLC, and may ultimately become part of the Entrée/Oyu Tolgoi JV Property.

Entrée’s joint venture partner, OTLLC, is jointly owned by the Government of Mongolia and Turquoise Hill. Rio Tinto, which after the date of the 2021 Technical Report acquired a 100% interest in Turquoise Hill, is the operator for both the Oyu Tolgoi mining licence and the Entrée/Oyu Tolgoi JV Property.

The Hugo North Extension deposit is at the north end of the 12.4 km long Oyu Tolgoi series of porphyry copper-gold deposits, and the Heruga deposit is at the south end (Figures 1 and 2 above).

OTLLC’s Oyu Tolgoi mining licence contains the Oyut, Hugo North and Hugo South deposits, and the northern portion of the Heruga deposit. OTLLC is currently mining the Oyut deposit by open pit methods, and the first lift (Lift 1) of the Hugo North/Hugo North Extension deposits is under development to be mined from underground.

The Oyu Tolgoi mining operation is being developed by OTLLC in two phases. Phase 1 was designed to treat open pit material mined from the Oyut pit and was completed with concentrator commissioning in 2013.

Phase 2 is under construction. It will consist of Lift 1 of the Hugo North/Hugo North Extension deposits, which will be mined by block (panel) caving methods. Phase 2 will include construction of infrastructure to support the underground mining operations such as shafts and conveyors, and modifications to the process plant such as addition of a fifth ball mill, and additional roughing and column flotation, and concentrate dewatering and bagging capacity. The mine plan is at Feasibility-level of confidence. The evaluation of the mine plan as it pertains to Entrée’s attributable interest is referred to by Entrée as the 2021 Reserve Case. The portion of the 2021 Reserve Case that pertains to Entrée is referred to as Entrée’s 20% attributable interest in the 2021 Technical Report.

OTLLC has conceptually proposed a second lift (Lift 2) for the Hugo North/Hugo North Extension area, as potential future development phases. The 2021 Technical Report also discusses, at a Preliminary Economic Assessment (PEA) level, a conceptual mine plan for Lift 2 of the Hugo North Extension deposit (2021 PEA).

Project Setting

The Entrée/Oyu Tolgoi JV Project is located in the South Gobi region of Mongolia, 570 km south of the capital city of Ulaanbaatar and 80 km north of the Mongolian border with China. The Project can be accessed by road and air. A railway route is under construction by the Government of Mongolia and will pass through the southwest corners of the Shivee Tolgoi and Javhlant mining licences. OTLLC will make use of the Port of Tianjin in China for freight.

The South Gobi region has a continental, semi-desert climate. Mining operations are conducted year-round. Exploration activities can see short curtailments during storm activity.

Mineral Tenure, Royalties and Agreements

Wood qualified persons did not independently review ownership of the Project area and any underlying property agreements, mineral tenure, surface rights, or royalties. Wood qualified persons fully relied upon information derived from Entrée and legal experts retained by Entrée for this information.

Mineral Tenure

The Shivee Tolgoi and Javhlant mining licences cover a total of about 62,920 hectares (“ha”) and completely surround the Oyu Tolgoi mining licence. The Shivee Tolgoi and Javhlant mining licences are valid until 2039, assuming statutory payments and reporting obligations are met, and can be extended for two subsequent 20-year terms. The Shivee Tolgoi and Javhlant mining licences are currently divided as follows:

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Entrée/Oyu Tolgoi JV Property: 39,807 ha consisting of the eastern portion of the Shivee Tolgoi mining licence and all of the Javhlant mining licence are subject to a joint venture between Entrée and OTLLC. The Entrée/Oyu Tolgoi JV Property is contiguous with, and on three sides (to the north, east, and south) surrounds OTLLC’s Oyu Tolgoi mining licence. The Entrée/Oyu Tolgoi JV Property hosts the Hugo North Extension deposit and the majority of the Heruga deposit, and several exploration targets. OTLLC is the manager of the Entrée/Oyu Tolgoi JV. Through various agreements, Rio Tinto has assumed management of the building and operation of Oyu Tolgoi, including access to and exploitation of the Hugo North Extension deposit. Rio Tinto will also manage any potential future development of the portion of the Heruga deposit on the Entrée/Oyu Tolgoi JV Property. Exploration operations on behalf of OTLLC, including exploration on the Entrée/Oyu Tolgoi JV Property, are conducted under the supervision of Rio Tinto.

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Shivee West Property: 23,114 ha comprising the western portion of the Shivee Tolgoi mining licence. While the Shivee West Property is currently 100% owned by Entrée, since 2015 it has been subject to a License Fees Agreement between Entrée and OTLLC and may ultimately be included in the Entrée/Oyu Tolgoi JV Property. OTLLC also has a first right of refusal with respect to any proposed disposition by Entrée of an interest in the Shivee West Property.

Joint Venture Agreement

On October 15, 2004, Entrée entered into the Earn-In Agreement with Ivanhoe Mines Ltd. (now Turquoise Hill). On November 9, 2004, Turquoise Hill and Entrée entered into an Amendment to Equity Participation and Earn-In Agreement, which appended the form of joint venture agreement that the parties were required to enter into on the date upon which the aggregate earn-in expenditures incurred by Turquoise Hill equalled or exceeded the amount of earn-in expenditures required in order for Turquoise Hill to earn the maximum participating interest available (80%). On March 1, 2005, Turquoise Hill and Entrée entered into an Assignment Agreement, pursuant to which Turquoise Hill assigned most of its rights and obligations under the Earn-In Agreement, as amended, to Ivanhoe Mines Mongolia Inc. (now OTLLC).

Effective June 30, 2008, OTLLC gave notice to Entrée that it had completed the earn-in expenditures required in order to earn the maximum participating interest available. As a consequence, a joint venture was formed. OTLLC has an initial joint venture participating interest of 80% in the Entrée/Oyu Tolgoi JV, and Entrée has an initial joint venture participating interest of 20%. In respect of products extracted from the Entrée/Oyu Tolgoi JV property pursuant to mining carried out at depths from surface to 560 m below surface, the OTLLC has an initial participating interest of 70% and Entrée has an initial participating interest of 30%.

On October 1, 2015, Entrée and Entrée LLC entered into a License Fees Agreement with OTLLC, pursuant to which the parties agreed to negotiate in good faith to amend the Entrée/Oyu Tolgoi JVA to include the Shivee West Property in the definition of the Entrée/Oyu Tolgoi JV Property. In addition, under the Entrée/Oyu Tolgoi JVA,

OTLLC has a right of first refusal with respect to any proposed disposition by Entrée of an interest in the Shivee West Property.

Strategic Deposits

Under Resolution 27 dated February 6, 2007 of the Parliament of Mongolia, the Oyu Tolgoi series of deposits were declared to be Strategic Deposits. Subsequent to the Oyu Tolgoi Investment Agreement coming into effect, the then Ministry of Mining advised Entrée that it considers the deposits on the Entrée/Oyu Tolgoi JV Property to be part of the Oyu Tolgoi series of deposits.

Investment Agreement

On October 6, 2009, Turquoise Hill, its wholly-owned subsidiary OTLLC, and Rio Tinto signed the Oyu Tolgoi Investment Agreement with the Mongolian Government, which regulates the relationship among the parties and stabilizes the long-term tax, legal, fiscal, regulatory and operating environment to support the development of the Oyu Tolgoi project. The Oyu Tolgoi Investment Agreement took legal effect on March 31, 2010.

The Oyu Tolgoi Investment Agreement specifies that the Government of Mongolia will own 34% of the shares of OTLLC (and indirectly by extension, 34% of OTLLC’s interest in the Entrée/Oyu Tolgoi JV Property) through its subsidiary Erdenes Oyu Tolgoi LLC. A shareholders’ agreement was concurrently executed to establish the Government’s 34% ownership interest in OTLLC and to govern the relationship among the parties.

Although the contract area defined in the Oyu Tolgoi Investment Agreement includes the Javhlant and Shivee Tolgoi mining licences, Entrée is not a party to the Oyu Tolgoi Investment Agreement, and does not have any direct rights or benefits under the Oyu Tolgoi Investment Agreement.

OTLLC agreed, under the terms of the Earn-In Agreement, to use its best efforts to cause Entrée to be brought within the ambit of, made subject to and to be entitled to the benefits of the Oyu Tolgoi Investment Agreement or a separate stability agreement on substantially similar terms to the Oyu Tolgoi Investment Agreement. Entrée has been engaged in discussions with stakeholders of the Oyu Tolgoi project, including the Government of Mongolia, OTLLC, Erdenes Oyu Tolgoi LLC, Turquoise Hill and Rio Tinto, since February 2013. The discussions to date have focused on issues arising from Entrée’s exclusion from the Oyu Tolgoi Investment Agreement, including the fact that the Government of Mongolia does not have a full 34% interest in the Entrée/Oyu Tolgoi JV Property; the fact that the mining licences integral to future underground operations are held by more than one corporate entity; and the fact that Entrée does not benefit from the stability that it would otherwise have if it were a party to the Oyu Tolgoi Investment Agreement. No agreements have been finalized.

Royalties

The Minerals Law of Mongolia provides for the payment of a royalty for exploitation of a mineral resource (the regular royalty). In general, the regular royalty is calculated on the basis of the sales value of all extracted products sold or loaded to be sold, and of all products utilized. Depending on the type of mineral, the regular royalty ranges from a base rate of 2.5% to 5%. The applicable regular royalty rate for copper, silver, molybdenum and exported gold is 5%. In addition, an additional royalty amount may be payable depending on the market value in excess of a designated base value of the relevant product (the surtax royalty).

If the State is an equity participant in the exploitation of a Strategic Deposit, the licence holder is permitted to negotiate with the Government of Mongolia to exchange the Government’s equity interest in the licence holder for an additional royalty payable to the Government (a special royalty), the percentage or amount of which would vary depending on the particulars of the Strategic Deposit, but which cannot exceed 5%. The special royalty would be paid in addition to the regular royalty and, if applicable, a surtax royalty.

Geology and Mineralization

The Oyu Tolgoi deposits, including those within the Entrée/Oyu Tolgoi JV Property, host copper-gold porphyry and related high-sulphidation copper-gold deposit styles. Mineralization identified in the Shivee West Property consists of low-sulphidation epithermal mineralization styles and early-stage prospects with the potential to host copper-gold porphyry-style mineralization.

The Oyu Tolgoi porphyry deposits are hosted within the Palaeozoic Gurvansayhan Terrane. Lithologies identified to date in the Gurvansayhan Terrane include Silurian to Carboniferous terrigenous sedimentary, volcanic-rich sedimentary, carbonate, and intermediate to felsic volcanic rocks. The sedimentary and volcanic units are intruded by Devonian granitoids and Permo-Carboniferous diorite, monzodiorite, granite, granodiorite, and syenite bodies, which can range in size from dykes to batholiths.

The Hugo Dummett deposits (Hugo North/Hugo North Extension and Hugo South) contain porphyry-style mineralization associated with quartz monzodiorite intrusions, concealed beneath a sequence of Upper Devonian and Lower Carboniferous sedimentary and volcanic rocks. The deposits are highly elongated to the north-northeast and extend over at least 3.5 km. The Hugo North/Hugo North Extension deposits occur within easterly-dipping homoclinal strata contained in a north-northeasterly elongated, fault-bounded block. The northern portion of this block is cut by several northeast-striking faults near the boundary between the Oyu Tolgoi mining licence and the Shivee Tolgoi mining licence. Deformation is dominated by brittle faulting.

Host rocks at Hugo North/Hugo North Extension deposits consists of an easterly-dipping sequence of volcanic and volcaniclastic strata correlated with the Bulagbayan Formation in the lower part of the Devonian Alagbayan Group, and quartz monzodiorite intrusive rocks that intrude the volcanic sequence, and a large, irregular body of post-mineral biotite granodiorite. The highest-grade copper mineralization in the Hugo North/Hugo North Extension deposit is related to a zone of intensely stockworked to sheeted quartz veins. The high-grade zone is centred on thin, east-dipping quartz monzodiorite intrusions, or within the apex of the large quartz monzodiorite body, and extends into adjacent basalt. Bornite is dominant in the highest-grade parts of the deposit (3-5% copper) and is zoned outward to chalcopyrite (2% copper). At grades of <1% copper, pyrite-chalcopyrite dominates. Elevated gold grades in the Hugo North/Hugo North Extension deposits occur within the up-dip (western) portion of the intensely-veined, high-grade core, and within a steeply-dipping lower zone cutting through the western part of the quartz monzodiorite.

The Hugo North Extension occurs within moderately east dipping (65° to 75°) strata contained in a north-northeasterly-elongate fault-bounded block. The deposit is cut by several northeast-striking faults and fault splays near the Shivee Tolgoi mining licence boundary with the Oyu Tolgoi mining licence. Other than these northeasterly faults, the structural geometry and deformation history of the Hugo North Extension is generally similar to that of Hugo North.

The Heruga deposit is the most southerly of the currently known deposits within the Oyu Tolgoi Trend. The deposit is a copper-gold-molybdenum porphyry deposit and is zoned with a molybdenum-rich carapace at higher elevations overlying gold-rich mineralization at depth. The top of the mineralization starts 500-600 m below the present ground surface and plunges gently northward. Quartz monzodiorite bodies intrude the Devonian augite basalts as elsewhere in the district, however, the bodies are generally smaller than at Hugo North and Hugo North Extension. Non-mineralized dykes, comprising about 15% of the volume of the deposit, cut all other rock types. The deposit is transected by a series of north-northeast-trending vertical fault structures that step down 200 m to 300 m at a time to the west and have divided the deposit into at least two structural blocks.

High-grade copper and gold intersections show a strong spatial association with contacts of the mineralized quartz monzodiorite porphyry intrusion in the southern part of the deposit. At deeper levels, mineralization consists of chalcopyrite and pyrite in veins and disseminated within biotite-chlorite-albite-actinolite-altered basalt or sericite-albite-altered quartz monzodiorite. The higher levels of the orebody are overprinted by strong quartz-sericite-

tourmaline-pyrite alteration where mineralization consists of disseminated and vein-controlled pyrite, chalcopyrite and molybdenite.

A number of prospects have been identified in the Entrée/Oyu Tolgoi JV Project through reconnaissance evaluation, geochemical sampling and geophysical surveys. Some targets have preliminary drill testing. The Entrée/Oyu Tolgoi JV Project retains exploration potential for porphyry and epithermal-style mineralization.

History

Entrée’s interest in the Project commenced in 2002, when an option agreement was signed with a private Mongolian company over the Shivee Tolgoi and Javhlant exploration licences. Entrée subsequently purchased the licences in 2003, and they were converted to mining licences in 2009. The details of the Entrée/Oyu Tolgoi JV are summarized above under “Material Mineral Property – Entrée/Oyu Tolgoi JV Project, Mongolia – Mineral Tenure, Royalties and Agreements – Joint Venture Agreement”.

Work completed in the Project area has included: surface reconnaissance mapping; geochemical sampling (trenching, conventional and mobile metal ion soil sampling, rock chip and grab sampling, and stream sediment and pan concentrate sampling); geophysical surveys (“IP”), gravity, regional magnetic, ground magnetometer, and high-resolution magnetotelluric surveys); interpretation of satellite imagery; RC, polycrystalline (“PCD”), and core drilling; metallurgical testwork; mining, geotechnical, and hydrogeological studies; and social and environmental studies.

Drilling and Sampling

Between 2004 and the date of the 2021 Technical Report, approximately 263,551 m of surface drilling in about 441 drill holes has been completed within the Entrée/Oyu Tolgoi JV Project. Core drilling includes 248 drill holes totalling 245,445 m on the Entrée/Oyu Tolgoi JV Project with 51 of the drill holes totalling 74,587 m drilled into the Hugo North Extension deposit. There are 54 drill holes totalling 72,317 m on the Heruga deposit with 42 holes totalling 62,732 m drilled on the Entrée/Oyu Tolgoi JV portion of the deposit. Entrée has completed 65 exploration core holes totalling 38,244 m and 34 RC holes totalling 4,145 m within the Shivee West Property. There has been no drilling on the Shivee West Property since 2011. There has been no drilling on the Entrée/Oyu Tolgoi JV Property between 2019, when 17 RC exploration holes were completed, and the date of the 2021 Technical Report.

Entrée/Oyu Tolgoi JV Property Drilling

Most holes at Hugo North and Hugo North Extension were collared with PQ drill rods (85 millimetre (“mm”) core diameter) and were reduced to HQ size drill rods (63.5 mm) at depths of around 500 m prior to entering the mineralized zone. A small percentage were reduced to NQ size (47.6 mm) and a few holes have continued to depths of about 1,300 m using PQ diameter. Many of the deeper holes were drilled as “daughter” holes (wedges) from a PQ diameter “parent” drill hole. Collar survey methods were similar for core and RC drill holes. Proposed drill hole collars and completed collars are surveyed by a hand-held global positioning system (“GPS”) unit for preliminary interpretations. After the hole is completed, it is re-surveyed using a Nikon theodolite instrument.

RC drill holes were typically not down-hole surveyed. In general, most RC holes are less than 100 m in depth and therefore unlikely to experience excessive deviations in the drill trace. OTLLC uses down-hole survey instruments to collect the azimuth and inclination at specific depths of the core drill holes for most of the diamond drilling programs. Six principal types of survey method have been used over the duration of the drilling programs, including Eastman Kodak, Flexit, Ranger, gyro, and north-seeking gyro methods.

Recovery data were not collected for the RC drill programs. OTLLC’s geology staff measure core recovery and rock quality designation (“RQD”) during core drilling programs. In general, OTLLC reports that core recoveries obtained by the various drilling contractors have been very good, averaging between 97% and 99% for all of the deposits. RQD was not recorded for Heruga core, nor was geotechnical logging undertaken.

The logging comprised capture of geological, alteration, and mineralization data. In August 2010, OTLLC implemented a digital logging data capture using the acQuire system, replacing the earlier paper logging.

Density data have been collected using water immersion methods, with a calliper method used as a quality assurance/quality control check.

Entrée/Oyu Tolgoi JV Property Sampling

Drill core was halved using a saw and sampled on 2 m intervals.

Independent analytical laboratories used during the analytical programs have included SGS, ALS (primary laboratories) and Bondar Clegg, Chemex, Genalysis, and Actlabs (secondary laboratories). ALS and SGS acted as the secondary laboratories for each other until 2015. An on-site sample preparation facility was managed by SGS and its predecessor companies from 2002 to 2014.

Sample preparation protocols were in line with industry norms, consisting of crushing to a nominal 90% at 3.35 mm, and pulverizing to a nominal 90% at 75 micrometres (“µm”) (200 mesh).

Until September 2011, all samples submitted to SGS (Mongolia) were routinely assayed for gold, copper, iron, molybdenum, arsenic and silver. Copper, molybdenum, silver, and arsenic were determined by acid digestion followed by an atomic absorption spectroscopy (“AAS”) finish. Gold was determined using a 30 gram (“g”) fire assay fusion. Since 2011, gold and fluorine are analyzed by SGS Mongolia. Gold analysis method is unchanged. ALS in Vancouver was appointed the primary laboratory for the high-resolution multi-element inductively-coupled plasma-mass spectrometry (ICP-MS) based suite, and LECO sulphur and carbon analyses. ALS and SGS act as the secondary laboratories for each other with a nominal check rate ratio of one sample in 20. ALS and SGS acted as the secondary laboratories for each other until 2015.

A trace element composites (“TEC”) program was undertaken in addition to routine analyses for deleterious element modelling. The composites were subject to multi-element analyses comprising a suite of 47 elements determined by inductively-coupled plasma optical emission spectroscopy/mass spectrometry (“ICP-OES/MS”). Additional element analyses included mercury by cold vapour AAS, fluorine by KOH fusion/specific ion electrode, and carbon/sulphur by LECO furnace.

Since 2015, ALS in Ulaanbaatar and in Perth, Australia have been the principal laboratories used by OTLLC.

All programs since 2003 have included submission of QA/QC samples, consisting of blank samples, standard reference materials (“SRMs”), duplicate samples, and check samples. For most of the drill programs, OTLLC has maintained a check assay program sending approximately 5% of assayed pulps to secondary laboratories.

Samples were always attended or locked in a sample dispatch facility. Sample collection and transportation have always been undertaken by company or laboratory personnel using company vehicles. Chain-of-custody procedures consisted of filling out sample submittal forms that were sent to the laboratory with sample shipments to make certain that all samples were received by the laboratory.

Shivee West Property Drilling

Core holes were either completely drilled at PQ or HQ sizes, although some holes were PQ reduced to HQ, and others PQ reduced to HQ to NQ.

Drill hole collars were surveyed at the end of each field season by Geocad Co. Ltd., a surveying company based in Ulaanbaatar, using differential GPS equipment. Entrée downhole-surveyed all core holes at approximately 50 m intervals using a Sperry Sun instrument. No downhole surveys were undertaken for RC holes. Most RC holes are shallow and vertical, and unlikely to have significant deviation. Core recoveries obtained by the drilling contractor were very good, except in localized areas of faulting or fracturing.

Core was logged for lithology, mineralization and alteration, and geological structures.

Shivee West Property Sampling

The 2011 RC holes were sampled on 1 m intervals from collar to planned depth.

Drill core was halved using a saw and sampled on 2 m intervals.

Independent analytical laboratories used during the analytical programs included SGS for the core drilling, and Actlabs for RC samples.

Sample preparation of drill core consisted of crushing to 85% passing 3.35 mm, followed by pulverizing to 90% passing 75 µm. Gold analysis was undertaken using a 30 g fire assay method. Copper, silver, and molybdenum were determined by AA.

RC samples were pulverized to at least 95% passing 75 µm. Gold and silver analyses were undertaken using a 30 g fire assay method.

Field blank, commercial SRMs, and quarter-core duplicate samples (for RC programs, field duplicates) were included in the sample submissions.

Unsampled core was never left unattended at the rig; boxes are transported to the core logging facility at the camp site twice daily under a geologist or geologist-technician’s supervision. Sampled core was immediately sealed and stored in a fenced facility at the camp site. Samples were delivered under lock and key by Entrée personnel directly to the laboratory in Ulaanbaatar on an approximate weekly basis and using a chain-of-custody form to record transport and receipt of samples.

Data Verification

OTLLC and its predecessor Ivanhoe Mines reviewed assay quality control sample results supporting drill hole sample assaying on a monthly basis and prepared monthly and quarterly QA/QC reports. These reports describe a systematic monitoring and response to identified issues. In 2011 Ivanhoe Mines reported on an internal review, including laboratory audits, quality assurance procedures, quality control monitoring, and database improvements at Oyu Tolgoi for the period 2008 to 2010. Recommendations from this review were implemented or under advisement. No material issues were identified in these reports.

A number of data reviews have been undertaken by independent consultants as part of preparation of technical reports on the Project.

A Wood qualified person visited the Oyu Tolgoi site three times between August 2017 and June 2018 while he was an employee of Rio Tinto. Site visits included an overview of the district geology, exposures in the South Oyut open pit, review of drill core, core storage and sampling facilities. Over 11 months from August 2017 to June 2018 he did extensive work with South Oyut and Hugo North mineral resource and metallurgical databases and block models in the construction of geometallurgical models for South Oyut and Hugo North. In March 2021, as a Wood qualified person, he conducted a review of the Heruga drilling and block model and carried out interviews with OTLLC staff to confirm the database cut-off dates, block model estimation dates and that there are no material changes to the mineral resource databases since the database closure and model estimation for either the Heruga or Hugo North deposits.

The data verification completed by OTLLC and its predecessor companies, and the independent data verification completed by others, including Wood qualified persons, are sufficient to conclude the drill hole database is reasonably free of errors and suitable to support mineral resource estimation.

Metallurgical Testwork

Detailed metallurgical testwork has been completed on the Oyut (within the Oyu Tolgoi mining licence) and Hugo North/Hugo North Extension deposits, and includes flotation, comminution, locked cycle and mineralogical studies. Metallurgical studies for Heruga include liberation analysis, bulk flotation, and open circuit cleaning testwork. Included in the flotation testwork program was some work on ore hardness and grindability.

The first phase of the development of the Oyu Tolgoi mine process facilities was completed with concentrator commissioning in 2013. Testwork results and operations data have been used to develop and update the throughput models and metallurgical predictions, as well as to guide designs for the second development phase. The second phase will include a concentrator conversion, in part consisting of additional equipment required to address the changing ratio of the power required for semi-autogenous grinding (“SAG”) compared to the power required for ball milling. Other equipment required in the concentrator conversion is necessary to accommodate the higher grades of the North/Hugo North Extension ore compared to Oyut ore.

Throughput algorithms were developed during the design phases based on comminution models. The Phase 1 plant has achieved and exceeded design production rates with primary grind P80 in-line with, or better than, the model predictions. Plant surveys were carried out in November 2013, and survey samples were submitted for comminution testing. This allowed improvement of correlations between plant capacity and orebody characteristics. After comminution model calibration, it was used to conservatively predict Phase 2 performance. To predict plant capacity after the conversion, the ball milling power was increased by 5/4 (five future ball mills vs four current mills).

A 2017 reconciliation of the MinnovEX throughput predictions by Wood qualified person showed that while the MinnovEX predictions were highly inaccurate for predicting daily performance they were a useful predictor of capacity for periods of two weeks or longer. The modelling approach was confirmed as appropriate for predicting long-term trends and the equipment required for expansion of the OTLLC processing facility.

No separate comminution model development was conducted for Hugo North/Hugo North Extension mill feed material since the range of SAG power index and modified Bond grinding index values for those deposits fall well within the range of values encountered in the Southwest zone (Oyut). Reliable throughput predictions are expected using the MinnovEX equations, which are generic for the same circuit configuration. The average throughput rates for the five new Hugo North and Hugo North Extension ore types ranged from 4,721–5,303 tonnes per operating hour (“TPOH”). The comminution modelling for Heruga currently assumes 3,995 TPOH.

The recovery calculations for copper, gold, and silver are taken from base data template (“BDT”) 38. New equations for predicting copper grades in concentrate were developed for each of the Hugo North and Hugo North Extension ore types in BDT38. For Heruga, concentrate grade is simply assumed to be 25% copper.

Arsenic and fluorine are the only penalty elements that have been identified in the Oyut and Hugo North/Hugo North Extension deposits. Enargite is the primary arsenic carrier in these deposits, although tennantite is locally important. As long as concentrator feed composition is managed such that smelter feed rejection levels of fluorine and arsenic are avoided, penalties are expected to average <$5/t of concentrate. Concentrate production peaks (short term) are expected to occur when treating the higher grade Hugo North ores. During these times it is intended that excess concentrate would be offered to traders able to place the concentrates with suitable end users. It may also be possible that any concentrates above the rejection rates of OTLLC’s baseline customer(s) could be placed with traders for sale to end users able to blend out the effects of the problematic elements.

For arsenic in copper concentrate, the penalty model assigns a rate of $2/t/1,000 ppm above a 3,000 ppm threshold up to the rejection level of 5,000 ppm. For fluorine, the penalty model assigns a rate of $2/t/100 ppm above a 300 ppm threshold up to the rejection level of 1,000 ppm. The penalties are in line with terms from custom smelters.

However, it has been reported that no fluorine penalties have been applied under the contract terms in operation since sales commenced in late 2013, so some conservatism is inherent in the NSR estimates.

Mineral Resource Estimation

Mineral resources for Hugo North Extension are estimated from a block model for the Hugo North deposit produced in 2014 by a team of geologists from OTLLC, Rio Tinto and AMEC, a Wood predecessor company. The mineral resource database for the Hugo North resource model was closed on February 14, 2014 and includes 51 drill holes totalling 74,587 m drilled from Entrée/Oyu Tolgoi JV ground. No resource holes have been drilled at Hugo North since the database was closed-out in 2014 and the date of the 2021 Technical Report.

The mineral resource estimate for Heruga is based on a resource model produced in 2009 by geologists from Ivanhoe, now Turquoise Hill, under the supervision of an external consultant. The mineral resource database for the Heruga resource model was closed on December 31, 2008. The drill hole database used in the construction of the Heruga resource model consists of a total of 54 holes and 72,317 m of core drilling. Forty-three holes and 62,732 m in the Heruga dataset were drilled on Entrée/Oyu Tolgoi JV ground.

OTLLC produced three-dimensional (“3D”) geological models of the major structures and lithological units. The lithological shapes and faults, together with copper and gold grade shells and deposit zones, constrain the grade analysis and interpolation. Typically, the faults form the first order of hard boundaries constraining the lithological interpretation.

Drill hole assay composites of 5 m lengths were used for both Hugo North/Hugo North Extension and Heruga. Bulk density values were composited into 5 m fixed-length downhole values for Heruga. A straight composite was used for Hugo North/Hugo North Extension.

A strategy of soft, firm, and hard (“SFH”) boundaries was implemented to account for domain boundary uncertainty (dilution) and to reproduce the input grade sample distribution in the block model. Variographic analysis was completed. Both copper and gold in the Hugo North/Hugo North Extension area displayed short ranges for the first variogram structure and moderate to long ranges for the second variogram structure (where modelled). The nugget variance tended to be low to moderate in all the domains assessed. At Heruga, copper, gold, and molybdenum showed relatively short first variogram structures and long second variogram structures of 250-300 m. Copper and gold showed relatively low nuggets, whereas molybdenum was moderate to high.

The block caving method envisioned for the Hugo North/Hugo North Extension area does not allow for consideration of selectivity. A sub-celled model with parent block dimensions of 15 x 15 x 15 m and minimum sub-block dimensions down to 5 x 5 x 5 m was used for resource estimation. The actual sub-block sizes in the Hugo North/Hugo North Extension model vary as necessary to fit the specified boundaries of the wireframes used to tag the block model. The block models were coded according to zone, lithological domain, and grade shell. For Hugo North/Hugo North Extension, sub-celling was used to honour lithology, grade, and structural contacts. Blocks above topography were removed from the block model. Non-mineralized units were flagged using a lithology code and were excluded during the interpolation process. Blocks in the Hugo North/Hugo North Extension model were assigned an estimation domain using a combination of grade shells or alteration and lithology.

Modelling of Hugo North/Hugo North Extension consisted of grade interpolation by ordinary kriging (“OK”), except for bulk density, which was interpolated using a combination of simple kriging and inverse distance weighting to the second power (“ID2”). Restricted and unrestricted grades were interpolated to allow calculation of the metal removed by outlier restriction. Grades were also interpolated using nearest-neighbour (“NN”) methods for validation purposes. Blocks and composites were matched on estimation domain. Three estimation passes were used.

The Heruga block model was coded according to zone, lithological domain, and grade shell. Modelling consisted of grade interpolation by OK. As part of the model validation, grades were also interpolated using NN, inverse distance weighting to the third power (“ID3”), and OK of uncapped composites. Density was interpolated by ID3. Three estimation passes were used.

Measured, Indicated, and Inferred confidence classifications were assigned to blocks at Hugo North/Hugo North Extension using a combination of a preliminary block classification using a script based on distance to a drill hole and number of drill holes used to estimate a block, generation of probability model for the three confidence categories, and manual cleaning using polygons generated in sectional view.

There are no Measured or Indicated mineral resources at Heruga. Interpolated cells were classified as Inferred mineral resources if they fell within 150 m of a drill hole composite. All mineralization at Heruga is currently classified as Inferred mineral resources.

Mineral resources for the Hugo North Extension are reported above a cut-off grade of 0.41% CuEq. The parameters for calculation of copper equivalent for Hugo North are the differentials of metallurgical recovery and metal price between copper, molybdenum, gold and silver taken from BDT38. Metal prices used for copper equivalent and cut-off grade calculation are $3.08/lb copper, $1,292.00/oz gold and $19.00/oz silver. BDT38 metallurgical recovery values are taken from a combination of metallurgical testwork and actual plant performance. Metallurgical recoveries used for copper equivalent and cut-off grade calculation are 93% for copper, 80% for gold and 81% for silver. Given the BDT38 assumptions for metallurgical recovery and metal prices, 0.41% CuEq cut-off grade would generate $22.80/t which is enough to cover the forecast mining, process and general and administrative (“G&A”) operating costs and primary and secondary development costs for Hugo North and Hugo North Extension. The Hugo North and Hugo North Extension mineral resources are reported inside a conceptual block cave mining shape constructed by OTLLC in 2012. The 2012 Hugo North conceptual mining shape was constructed using a 0.50% CuEq cut-off grade that would produce $21.45/t assuming a copper price of $3.00/lb and gold price of $970.00/oz, mining, process and G&A costs of $12.45/t and primary and secondary development costs of $8.00/t.

Mineral resources for the Heruga deposit are reported above a cut-off grade of 0.41% CuEq. The parameters for calculation of copper equivalent for Heruga are similar to those used for Hugo North and Hugo North Extension with the addition of additional revenue from sale of molybdenum. Metal prices used for copper equivalent and cut-off grade calculation are $3.08/lb copper, $1,292.00/oz gold, $19.00/oz silver and $10.00/lb molybdenum. Metallurgical recoveries used for copper equivalent and cut-off grade calculation are 82% for copper, 73% for gold, 78% for silver and 60% for molybdenum.

Mineral Resource Statement

The estimated tonnages and grades in the mineral resource estimates are reported inclusive of those mineral resources that were converted to mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Mineral resources are reported in Table 2 for Hugo North Extension and in Table 3 for Heruga, using the 2014 CIM Definition Standards. Mineral resources are reported on a 100% basis within the Entrée/Oyu Tolgoi JV Property.

Table 2 – Mineral Resource Statement, Hugo North Extension

Classification	Tonnes (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	CuEq (%)

Indicated	120	1.70	0.58	4.3	2.04

Inferred	167	1.02	0.36	2.8	1.23

Classification	Tonnes (Mt)	Contained Cu (Mlb)		Contained Au (koz)	Contained Ag (koz)

Indicated	120	4,500		2,200	16,000

Inferred	167	3,800		1,900	15,000

Notes to accompany Hugo North Extension mineral resource table:

1.	Mineral resources have an effective date of March 31, 2021.

2.

Mineral resources are reported inclusive of those mineral resources that were converted to mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

3.

Metal prices used for copper equivalent and cut-off grade calculation are $3.08/lb copper, $1,292.00/oz gold and $19.00/oz silver. Metallurgical recoveries used for copper equivalent and cut-off grade calculation are 93% for copper, 80% for gold and 81% for silver.

4.

Mineral resources are constrained within a conceptual mining shape constructed at a nominal 0.50% copper equivalent (CuEq) grade and above a CuEq grade of 0.41% CuEq. The CuEq formula is CuEq = Cu + ((Au * 35.7175) + (Ag * 0.5773)) / 67.9023 taking into account differentials between metallurgical performance and price for copper, gold and silver.

5.

A CuEq break-even cut-off grade of 0.41% CuEq for Hugo North Extension mineralization and covers mining, processing and G&A operating cost and the cost of primary and secondary block cave mine development.

6.	Mineral resources are stated as in situ with no consideration for planned or unplanned external mining dilution.

7.	The contained copper, gold, and silver estimates in the mineral resource table have not been adjusted for metallurgical recoveries.

8.

Mineral resources are reported on a 100% basis. OTLLC has a participating interest of 80%, and Entrée has a participating interest of 20%. Notwithstanding the foregoing, in respect of products extracted from the Entrée/Oyu Tolgoi JV Property pursuant to mining carried out at depths from surface to 560 m below surface, the participating interest of OTLLC is 70% and the participating interest of Entrée is 30%.

9.	Numbers have been rounded as required by reporting guidelines, and may result in apparent summation differences.

Table 3 – Mineral Resource Statement, Heruga

Classification	Tonnes (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Mo (ppm)	CuEq (%)

Inferred	1,400	0.41	0.40	1.5	120	0.68

Classification	Tonnes (Mt)	Contained Cu (Mlb)	Contained Au (koz)		Contained Ag (koz)	Contained Mo (Mlb)

Inferred	1,400	13,000	18,000		66,000	370

Notes to accompany Heruga mineral resource table:

1.	Mineral resources have an effective date of March 31, 2021.

2.

Metal prices used for copper equivalent and cut-off grade calculation are $3.08/lb copper, $1,292.00/oz gold, $19.00/oz silver and $10.00/lb molybdenum. Metallurgical recoveries used for copper equivalent and cut-off grade calculation are 82% for copper, 73% for gold, 78% for silver and 60% for molybdenum.

3.

Mineral resources at Heruga has an overall geometry and depth of the deposit that make it amenable to underground mass mining methods. Mineral resources are stated above a copper equivalent (CuEq) grade. The CuEq formula is CuEq = Cu + ((Au * 37.0952) + (Ag * 0.5810) + (Mo * 0.0161)) / 67.9023 taking into account differentials between metallurgical performance and price for copper, gold, silver and molybdenum.

4.

A CuEq break-even cut-off grade of 0.41% CuEq is used for the Heruga mineralization and covers mining, processing and G&A operating cost and the cost of primary and secondary block cave mine development.

5.	Mineral resources are stated as in situ with no consideration for planned or unplanned external mining dilution.

6.	The contained copper, gold, silver and molybdenum estimates in the mineral resource table have not been adjusted for metallurgical recoveries.

7.

Mineral resources are reported on a 100% basis. OTLLC has a participating interest of 80%, and Entrée has a participating interest of 20%. Notwithstanding the foregoing, in respect of products extracted from the Entrée/Oyu Tolgoi JV Property pursuant to mining carried out at depths from surface to 560 m below surface, the participating interest of OTLLC is 70% and the participating interest of Entrée is 30%.

8.	Numbers have been rounded as required by reporting guidelines, and may result in apparent summation differences.

Areas of uncertainty that could materially affect the mineral resource estimates include the following: commodity pricing; interpretations of fault geometries; effect of alteration as a control on mineralization; lithological interpretations on a local scale, including dyke modelling and discrimination of different quartz monzodiorite phases; geotechnical assumptions related to the proposed block cave design and material behaviour; metal recovery assumptions; additional dilution considerations that may be introduced by a block cave mining method; assumptions as to operating costs used when assessing reasonable prospects of eventual economic extraction; and changes to drill spacing assumptions and/or the number of drill hole composites used to support confidence classification categories.

Mineral Reserve Estimation

The mineral reserve for the Entrée/Oyu Tolgoi JV Property is contained within the Hugo North Extension Lift 1 block cave mining plan. The mine design work on Hugo North Lift 1, including the Hugo North Extension, was prepared by OTLLC and was used as the basis for OTMSS20.

The mineral reserve estimate is based on what is considered minable when considering factors such as the footprint cut-off grade, the draw column shut-off grade, maximum height of draw, consideration of planned dilution and internal barren rock.

The Hugo North/Hugo North Extension underground deposit is to be mined by a variant of the block cave method, panel caving. The mine planning work conducted by OTLLC was completed using industry-standard mining software and techniques, and smelter terms as set forth in the OTMSS20.

Key assumptions used by OTLLC in estimation included:

•

Metal prices used for calculating the Hugo North underground NSR are $3.08/lb copper, $1,292.00/oz gold, and $19.00/oz silver, based on long-term metal price forecasts as at the date the mineral reserve estimation process began.

•	The NSR was calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

•	A column height shut-off of $17.84/t NSR was used to maintain grade and productive capacity and determine the point at which each underground draw point is closed.

•

All mineral resources within the block cave shell were converted to mineral reserves. This includes low-grade Indicated mineral resources and Inferred mineral resources that were assigned zero grade and were treated as dilution.

•

Mineral reserves are reported on a 100% basis. Entrée has a 20% interest in the mineralization extracted from the Entrée/Oyu Tolgoi JV Property at depths greater than 560 m, and OTLLC has an 80% interest.

•	The underground mineral resource block models used for reporting the mineral reserves are the models reported in the mineral resource section of Turquoise Hill’s 2020 Oyu Tolgoi Technical Report.

Mineral Reserve Statement

Mineral reserves are summarized in Table 4 below for the Hugo North Extension Lift 1 deposit, using the 2014 CIM Definition Standards. Mineral reserves were estimated by OTLLC personnel during 2020, reviewed by OTLLC as part of the OTMSS20, and summarized in Turquoise Hill’s 2020 Oyu Tolgoi Technical Report.

A Wood qualified person reviewed the estimate and noted that there has been no depletion or additional drilling and/or engineering to that would affect the mineral reserve estimate for Hugo North Extension Lift 1, and therefore the effective date of the mineral reserve estimate is the date of finalization of the Wood qualified person’s review, which is May 15, 2021.

Factors that may affect the mineral reserve estimates include commodity market conditions and pricing; unknowns with respect to the overall interpretation of the Hugo North/Hugo North Extension geology, including faulting and lithology; assumptions related to the design and geotechnical behaviour of the cave mining system, including, but not limited to, the flow of material (ore and dilution) relative to the upward progression and lateral advance of the cave and assumptions of the long-term performance of the mine infrastructure (both support and production); and assumptions related to the metal recovery in the mill and downstream processing, including, but not limited to, metal recovery, mill throughput, contaminant elements (particularly arsenic and fluorine).

Table 4 – Mineral Reserves Statement, Hugo North Extension Lift 1

Classification	Tonnage (Mt)	Cu Grade (%)	Au Grade (g/t)	Ag Grade (g/t)	NSR ($/t)

Proven	-	-	-	-

Probable	40	1.54	0.53	3.63	97.52

Total Entrée/Oyu Tolgoi JV	40	1.54	0.53	3.63	97.52

Classification	Tonnage (Mt)	Contained Cu (Mlb)	Contained Au (koz)	Contained Ag (koz)

Proven	-	-	-	-

Probable	40	1,340	676	4,613

Total Entrée/Oyu Tolgoi JV	40	1,340	676	4,613

Notes to accompany mineral reserves table:

1.	Mineral reserves were estimated by OTLLC personnel and reviewed by a Wood qualified person. The estimate has an effective date of May 15, 2021.

2.

For the underground block cave, all mineral resources within the cave outline were converted to Probable mineral reserves. No Proven mineral reserves have been estimated. The estimation includes low-grade Indicated mineral resource, and Inferred mineral resource assigned zero grade that is treated as dilution.

3.

A column height shut-off NSR of $17.84/t was used to define the footprint and column heights. The NSR calculation assumed metal prices of $3.08/lb copper, $1,292.00/oz gold, and $19.00/oz silver. The NSR was calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries, and royalties using OTLLC’s BDT 38. Metallurgical assumptions in the NSR include recoveries of 90.6% for copper, 82.3% for gold, and 87.3% for silver.

4.

Mineral reserves are reported on a 100% basis. OTLLC has a participating interest of 80%, and Entrée has a participating interest of 20%. Notwithstanding the foregoing, in respect of products extracted from the Entrée/Oyu Tolgoi JV Property pursuant to mining carried out at depths from surface to 560 m below surface, the participating interest of OTLLC is 70% and the participating interest of Entrée is 30%.

5.	Numbers have been rounded as required by reporting guidelines, and may result in apparent summation differences.

Mining Methods

Hugo North/Hugo North Extension Lift 1, which has high copper and gold grades, will be mined as three panels, using a variant of the block caving method, panel caving. A panel is a defined contiguous portion of the overall cave footprint that is treated as a more-or-less independent and sequenced mining/production area. The Hugo North Extension area is located at the northern extension of Panel 1.

The mine lateral development advance was re-started in July 2016, after an approximately three-year shutdown. Tunnelling was initially started in 2008 from the early exploration and development drifts near the bottom of Shaft 1 on the Oyu Tolgoi mining licence. Development and construction activities will continue through the start of initial underground production from the Oyu Tolgoi mining licence, initially scheduled for May 2020.

This date was defined as the point of commissioning the initial 30,000 t/d production ore handling system plus key supporting infrastructure, as well as completing sufficient footprint development and construction to prepare for undercutting and commencement of drawbell firing.

In May 2020, Turquoise Hill announced an updated block cave mine design for Panel 0. As a result of the updated design, the 2016 Oyu Tolgoi Mongolian Statutory Study (previously referred to as the 2016 Oyu Tolgoi Feasibility Study) (“OTMSS16”) milestone of sustainable production was delayed by 25 months, to a target date of February 2023 (range between October 2022 and June 2023).

Production will ramp up to an average of 95,000 t/d of ore to the mill during the planned peak production period for the combined Hugo North/Hugo North Extension Lift 1 from 2028 through 2036. Overall production from the combined Hugo North/Hugo North Extension Lift 1 is planned to ramp down from 2036 to completion in 2042. During the production life of the Hugo North Extension portion of Lift 1, the pre-production period is planned to begin in 2021 with the first draw-bell in 2026, and production is to be completed in 2038.

The primary life-of-mine material handling system (conveyor to surface) will transport ore to the surface by means of a series of conveyors. The nominal production rate of the underground mine, at full production, is designed to be 95,000 t/d to meet the capacity of the mill.

The majority of the mine infrastructure required to support the successful extraction of the mineral reserves within the Entrée/Oyu Tolgoi JV Property will be located within the Oyu Tolgoi mining licence; however, the mining method is consistent across both Hugo North Lift 1 and Hugo North Extension Lift 1. The primary life-of-mine material handling system (conveyor to surface) will transport ore to the surface by means of a series of conveyors.

To support overall mining of Hugo North Lift 1, five shafts, approximately 211 km of lateral development, 6.8 km of vertical raising (raise bore and drop-raise) and 137,000 m3 of mass excavations will be undertaken. The Lift 1 levels are approximately 1,300 m below surface. The orebody has average dimensions of 2,000 m long by 280 m wide. A total of 1,428 draw points are planned to be development within the mining footprint accessed from 45 extraction drifts. For Hugo North Extension Lift 1, approximately 15.4 km of lateral development and approximately 781 m of vertical raising will be required. To reach the Hugo North Lift 1 exhaust gallery from Shaft 4, approximately 1,020 m of lateral development will be required.

From the geotechnical perspective, Hugo North/Hugo North Extension is considered as highly suitable for cave mining methods, and the risks associated with caveability and propagation are considered to be low. The OTMSS20 work surface subsidence analysis does not raise any concern for surface infrastructure in place or planned with the exception of Shaft 1, which may be impacted after year 10 of cave mining based on current schedule. The abutment stresses, associated with the block cave, are predicted to be high and the OTMSS20 has placed focus on optimizing the mine design and ground support systems to manage excavation stability.

Modeling of the stability of the OTMSS16 design of Panel 0 using the latest geotechnical information and a more detailed understanding of the lower fault splay identified several critical stability risks and required modifications of the mine design. To address the stability risks, a comprehensive set of redesign options for the Lift 1 footprint were considered.

The new footprint design incorporates leaving 120 m wide pillars (measured on the undercut level) separating Panel 0 from Panel 1 and from Panel 2. The expanded pillar width was designed to provide more stability for the ore-handling system and the rim drives, while also increasing the optionality of sequencing Panel 1 and Panel 2. The footprint redesign also includes a revised undercutting sequence for each of the panels and an overall increase in extraction drive and drawpoint spacing to 31 x 18 m.

The mining layout will include:

•

Apex and undercut levels to provide access drifts for production drills, blasting and mucking for the purpose of undercutting the ore deposit on the associated lift. The undercut drifts are planned to be spaced on 28 m intervals, situated 17 m above and half-way between the extraction drifts. The apex drifts will be situated 34 m above the extraction drifts at the top of the major apex pillars.

•

Extraction drifts and drawbells for efficient load-haul-dump (“LHD”) operation to draw ore from the associated drawpoints, using an El Teniente-style (straight-through) drawbell layout on an 18 m spacing. The extraction drifts are planned to be spaced 31 m apart, on centre. The overall drawbell spacing layout is 31 x 18 m. Within the drawbells, a drawcone centroid spacing of 10 m is used to promote interactive draw from the cave.

•

Haulage levels to collect development and production ore material from the extraction and undercut levels, and transport it, using road trains, to crushers for size reduction. The haulage level will be located 44 m below the extraction level.

•

Intake ventilation system to provide fresh air to the mining footprint levels, main travel ways, mine working areas and to underground fixed facilities. Fresh air to the footprint levels is planned to be supplied through two sets of twin intake tunnels to the extraction fringe (perimeter) drifts.

•	Exhaust ventilation system to remove vitiated air from the mine. Exhaust drifts in the exhaust level will run the length of the deposit along the centre of the deposit axis.

Road trains will haul from the loading chutes to the primary crushers on the west side of the mining footprint. Crushed material will be transferred by a series of conveyors directly to the surface or to the Shaft 2 hoisting system. Shaft 2 is intended to serve as the initial material handling route to surface until the conveyor-to-surface is commissioned.

Overall vertical development will include shaft development, ore/waste passes and ventilation raises. With the exception of the shafts, vertical development is planned to use several methods, including raise bore, boxhole, and drop-raise.

The underground mine requires a number of surface facilities to support the underground operations. At Hugo North/Hugo North Extension Lift 1 these include: Shaft 1 area, production shaft farm, Shaft 4 area, and conveyor-to-surface portal area. A batch plant may be constructed within the property area.

The underground mobile equipment fleet is classified into seven broad categories, including: mucking (LHDs); haulage (road trains and articulated haul trucks); drilling (jumbos, production drills and bolting equipment); raise bore and boxhole; utilities and underground support (flatbeds, boom trucks, fuel and lube trucks, explosive carriers, shotcrete transmixers and sprayers, etc.); surface support; and light vehicles (personnel transports, “jeeps”, tractors, etc.).

Major fixed equipment will include: material handling (crushing and conveying); fans and ventilation equipment; pumping and water handling equipment; power distribution equipment; data and communications equipment; and maintenance equipment (fixed shop furnishing).

The overall processing schedule was balanced to meet the available mill hours. The forecast production schedule for Hugo North Extension Lift 1 is included in Figure 4.

Figure 4 – Overall Oyu Tolgoi Reserve Case Processing Schedule

Note: Figure from OTMSS20, courtesy OTLLC, 2021.

Recovery Methods

Entrée’s share of products will, unless Entrée otherwise agrees, be processed at the OTLLC facilities by paying milling and smelting charges. The OTLLC facilities are not intended to be profit centres and therefore, minerals from the Entrée/Oyu Tolgoi JV Property will be processed at cost.

OTLLC will also make the OTLLC facilities available to Entrée at the same terms if spare processing capacity exists to process other suitable mill feed.

The Phase 1 concentrator was commissioned in early 2013. The nameplate processing capacity of 96 kt/d was achieved in August 2013. The process plant employs a conventional semi-autogenous grind (SAG) mill/ball mill/grinding circuit (“SABC”) followed by flotation.

Phase 1 uses two grinding lines (Lines 1 and 2), each consisting of a SAG mill, two parallel ball mills, and associated downstream equipment to treat up to 100 kt/d of ore from the Oyut open pit. Operating data have been used in Phase 2 design, which addresses the delivery of Hugo North/Hugo North Extension underground plant feed via Lift 1 in conjunction with open pit mining.

The intent of Phase 2 is to treat all of the high-value Hugo North/Hugo North Extension Lift 1 ore able to be delivered by the mine with any additional throughput capacity being satisfied by OTLLC’s open pit ore. The Phase 2 concentrator development program will optimize the concentrator circuit to enable it to maximise recovery from the higher-grade Hugo North/Hugo North Extension Lift 1 ore and to allow it to handle higher tonnage throughput. Components that require upgrading to accommodate the gradual introduction of ore from underground include: ball milling; rougher flotation; cleaner columns; concentrate filtration, thickening, and bagging areas; and bagged concentrate storage facilities.

Reagents and media required will include lime, primary collector, secondary collector, frother, tailings flocculant, water treatment chemicals, and grinding media. With the addition of the concentrator conversion loads, the peak operating load demand from the existing 220 kilovolt (“kV”) concentrator substation will increase by an estimated 20 megawatts (“MW”) (from 116-136 MW), and the nominal operating (diversified) load will increase by an estimated 19 MW (from 106-125 MW). The concentrator raw water demand varies seasonally. Annual average raw water demand is projected to be 0.45 cubic metre per tonne (“m3/t”) ore processed.

Project Infrastructure

Infrastructure required for Phase 1 of the Oyu Tolgoi project has been completed, and includes: access roads, airport, accommodation, open pit and quarries, tailings and waste rock storage facilities, process plant, batch plants, administration, warehousing, emergency, and maintenance facilities, power and water supply and related distribution infrastructure, water and waste management infrastructure, heating and fuel storage.

Additional infrastructure that will be required to support Phase 2, or modifications to the Phase 1 infrastructure, includes: construction of conveyor decline and shafts; construction of permanent underground facilities including crushing and materials handling, workshops, services, and related infrastructure; concentrator conversion; modifications to the electrical shaft farm substation, and upgrades to some of the distribution systems; expanded logistical and accommodations infrastructure; underground maintenance and fuel storage facilities; expanded water supply and distribution infrastructure; and expanded tailings storage (“TSF”) capacity.

OTLLC currently sources power for the Oyu Tolgoi mine from China’s Inner Mongolian Western grid, via overhead power line, pursuant to back-to-back power purchase agreements with Mongolia’s National Power Transmission Grid JSC, the relevant Mongolian power authority, and Inner Mongolia Power International Cooperation Co., Ltd (IMPIC), the Chinese power generation company.

OTLLC is obliged under the Oyu Tolgoi Investment Agreement to secure a long-term domestic power source for the Oyu Tolgoi mine. On December 31, 2018, OTLLC and the Government of Mongolia entered into a Power Source Framework Agreement (PSFA) (as amended in June 2020) which provides a binding framework and pathway for long-term power supply to the Oyu Tolgoi mine.

Subsequent to the date of the 2021 Technical Report, OTLLC entered into an Electricity Supply Agreement (ESA) with, amongst others, Southern Region Electricity Distribution Network to provide OTLLC with power from the Mongolian grid. Delivery of power under the ESA will commence once certain conditions are satisfied, the Mongolian grid becomes capable of providing electricity to meet OTLLC’s total power requirements on a long-term basis, and imported power agreements are terminated. The ESA has a term of 20 years and provides a pathway to meeting OTLLC’s long-term power requirements from domestic sources.

OTLLC continues to collaborate with the Government of Mongolia to ensure a secure, stable and reliable long-term power solution is implemented with an immediate focus on extending and amending its power import agreement.

Environmental, Permitting and Social Considerations

Environmental Considerations

OTLLC has completed a comprehensive Environmental and Social Impact Assessment (“ESIA”) for the Oyu Tolgoi project, including the Entrée/Oyu Tolgoi JV Property. The ESIA is a summary of several research programs and reports, including the following baseline studies: climate and climate change; air quality; noise and vibration; topography, geology, and topsoil; water resources; biodiversity and ecosystems; population and demographics; employment and livelihoods; land use; transport and infrastructure; archaeology; cultural heritage; and community health, safety, and security. The ESIA also sets out measures through all project phases to avoid, minimise, mitigate, and manage potential adverse impacts to acceptable levels established by Mongolian regulatory requirements and good international industry practice, as defined by the requirements of the Equator Principles, and the standards and policies of the International Finance Corporation (“IFC”), European Bank for Reconstruction and Development (“EBRD”), and other financing institutions.

In addition to the project elements identified above, certain other activities and facilities are expected to be developed over time, either as part of or in support of the project, that do not constitute part of the project for the purposes of the ESIA. These include project expansion to support an increase in plant feed throughput from 100,000 t/d to 160,000 t/d and the long-term power supply. While the impacts of these project elements, and their mitigation and management, are not directly addressed in the ESIA they are considered in the cumulative impact assessment of the ESIA.

OTLLC has posted environmental bonds to the Mongolian Ministry of Environment, Green Development and Tourism (“MEGDT”) in accordance with the Minerals Law of Mongolia for restoration and environmental management work required for exploration and the limited development work undertaken at the site.

OTLLC has implemented and audited an environmental management system (“EMS”) that conforms to the requirements of ISO 14001:2004.

The management plans developed for the Oyu Tolgoi project address the management of health, safety, environment, and social aspects associated with the project. The management plans form part of the mine’s Integrated Health, Safety, Environment and Community Management System (“HSECMS”). The HSECMS has been audited and is certified to ISO 14001 and OHSAS 18001.

Tailings Storage Facility

The existing TSF is located 2 km east of the Oyut open pit, 5 km southeast of the process plant, and is located within the Oyu Tolgoi mining licence, outside the Entrée/Oyu Tolgoi JV Property.

For the first 20 years of production, the TSF will consist of two cells, each approximately 4 km2 in size, to store a total of 720 Mt of tailings. The facility will be constructed in two stages, starting with Cell 1 and then continuing with Cell 2. Conventional thickened tailings are currently deposited in Cell 1. The current plan is to construct two more cells located east of Cell 1 and Cell 2 to store additional tailings after the first 20 years of production.

The TSF receives thickened tailings (with about 60% solids content by weight) from the tailings thickeners at the Oyu Tolgoi concentrator. A floating barge pump station returns supernatant reclaim water to the main process water pond at the concentrator for reuse. The TSF embankment is raised each year using a downstream methodology to ensure that sufficient storage capacity for ongoing tailings deposition, with flood storage and freeboard, is retained at all times.

Water Management

The Gunii Hooloi basin extends 35 km to 70 km north of the Oyu Tolgoi site, and is the source of raw water for the mining operations. Updated hydrogeological modelling, completed in 2013, and based on three hydrogeological investigation programs, demonstrates that the Gunii Hooloi aquifer is capable of providing 1,475 litres per second (“L/s”). Water demand for the Oyu Tolgoi facilities has been calculated at between 588 L/s and 785 L/s, with an average yearly demand of 696 L/s, to meet a production rate of 100,000 t/d.

Water management and conservation were given the highest priority in all aspects of the Oyu Tolgoi project design. The current water budget is based on the use of 550 L/s and operating performance of the concentrator suggests this is a reasonable estimate. The water consumption compares favourably with other large operations in similar arid conditions.

Due to its proximity to the Oyut open pit, the Undai River has been diverted. The river diversion system consists of three components: a dam, diversion channel, and subsurface diversion

Closure and Reclamation Planning

Current closure planning is based on a combination of progressive rehabilitation and mine design and operation schedule and plans. The Oyu Tolgoi Mine Closure Plan for OTLLC was completed in June 2012, updated in 2014, and is based on the design status at that time.

Permitting Considerations

The Minerals Law of Mongolia (2006) and Mongolian Land Law (2002) govern exploration, mining, and land use rights for the Oyu Tolgoi project. Water rights are governed by the Mongolian Water Law and the Mongolian Minerals Law. OTLLC has studied and continues to study the permitting and approval requirements for the development of the Oyu Tolgoi project including the Entrée/Oyu Tolgoi JV Property, and maintains a permit and licencing register. OTLLC personnel, working with the Mongolian authorities, have developed descriptions of the permitting processes and procedures for the Oyu Tolgoi project, including the underground development of the Entrée/Oyu Tolgoi JV Property. OTLLC has stated that permits have been obtained for underground mining.

Social Considerations

A social analysis was completed through the commissioning of a Socio-Economic Baseline Study and the preparation of a Social Impact Assessment (“SIA”) for the Oyu Tolgoi project. The cumulative impact assessment examined geographical areas, communities, and regional stakeholders that could be subject to cumulative impacts from further developments at Oyu Tolgoi together with other existing or planned projects, trends, and developments within the South Gobi region.

Community and social management plans, procedures and strategies have been developed. The surrounding community (predominantly herders) and local government are kept fully informed about mine developments and provide input and review of implementation of plans, procedures and strategies that directly affect them.

Markets and Contracts

OTLLC has developed a marketing strategy for the Oyu Tolgoi project, including their portion of the mineralization within the Entrée/Oyu Tolgoi JV Property.

Under the terms of the Entrée/Oyu Tolgoi JVA (Article 12), Entrée retains the right to take the product in kind. For the purposes of the 2021 Technical Report, it has been assumed that Entrée takes control of their portion of the bagged concentrate and that the sales of concentrate will use the same approximate smelter terms, transport and other marketing costs as for the OTLLC concentrate.

A Wood QP did not review contracts, pricing studies, or smelter terms developed by OTLLC or their third-party consultants as these were considered by OTLLC to be confidential to OTLLC. Instead, a Wood QP relied on summary pricing and smelting information provided by OTLLC within the OTMSS20 and OTLLC’s BDT38. Based on the review of this summary information, the OTLLC smelter terms are similar to smelter terms for which a Wood QP is familiar.

Commodity pricing for the mineral resource and mineral reserve estimates is based on pricing from Turquoise Hill’s 2020 Oyu Tolgoi Technical Report, which uses the OTMSS20 as a basis. Commodity pricing used in the economic analysis is based on the CIBC Global Mining Group’s forecast pricing from April 30, 2021. Smelter terms are based on terms used in Turquoise Hill’s 2020 Oyu Tolgoi Technical Report.

Capital Cost Estimates

The estimates included in Turquoise Hill’s 2020 Oyu Tolgoi Technical Report that were derived from the OTMSS20 were modified from the OTMSS20 estimates by the exclusion of all costs prior to January 1, 2021. All capital costs are expressed in Q1 2020 US dollars with no allowances for currency fluctuations or interest during construction. Likewise, operating costs are expressed in real 2020 US dollars; therefore, they do not include escalation. The overall cost estimates summarized in Table 5 and Table 6 are from Turquoise Hill’s 2020 Oyu Tolgoi Technical Report.

The capital cost estimate represents the overall development for the Hugo North/Hugo North Extension Lift 1 underground mine, supporting shafts, the concentrator conversion project, and the infrastructure expansion project.

A Wood QP reviewed the OTMSS20 overall capital cost and sustaining capital cost estimates for the Phase 2 expansion associated with Hugo North/Hugo North Extension Lift 1, and then proportioned the cost estimates to the Entrée/Oyu Tolgoi JV and to Entrée’s 20% attributable portion based on the Entrée/Oyu Tolgoi JVA. The proportioned estimates, together with an explanation of how the capital was proportioned are summarized in “Material Mineral Property – Economic Analysis” below.

The capital cost estimate includes the costs associated with the engineering, procurement, construction management (“EPCM”) and owner’s project costs, and includes value-added tax (“VAT”) and duties. The total estimated capital cost to design, procure, construct, and commission the complete expansion, inclusive of an underground block cave mine, supporting shafts, concentrator conversion, and supporting infrastructure expansion, is $7.358 billion which includes $505 million in pre-restart capital.

The sustaining capital cost estimate for Hugo North/Hugo North Extension Lift 1 including closure costs is $5.945 billion ($9.30/t processed).

The capital cost estimate is summarized in Table 5.

Table 5 – Overall Capital Cost Estimate, Hugo North/Hugo North Extension Lift 1

Description	Phase 2
	Pre-restart ($M)	Post-restart ($M)	Total Phase 2 ($M)

Underground mine (Hugo North Lift 1)	270	2,735	3,005
Site development	0	0	0
Concentrator modifications	8	159	167
Utilities & ancillaries	0	149	149
Offsite facilities	0	159	159
Subtotal Direct Costs	278	3,202	3,480
Indirect Costs	131	1,432	1,563
Owner’s costs	96	2,039	2,135
Escalation, growth, forex, contingency	0	179	179
Subtotal Indirect Costs	228	3,650	3,877
Total	505	6,852	7,358

Notes: Phase 2 project estimate base date is 2020. Forex = foreign exchange. Totals may not sum due to rounding.

Operating Cost Estimates

Operating costs for the Entrée 20% attributable interest in Hugo North Extension Lift 1 are summarized in “Material Mineral Property – Economic Analysis” below. The operating cost estimate for Hugo North/Hugo North Extension Lift 1 is summarized in Table 6.

The operating costs were based on a mine plan that consists of both the Oyut open pit material and Hugo North/Hugo North Extension Lift 1 underground ore. The Oyut pit supplies the initial source of ore to the mill at a nominal capacity of 100 kt/d. Once production from underground commences, the open pit feed to the mill is continually displaced by the higher-grade ore from Hugo North/Hugo North Extension Lift 1. Production of ore from Hugo North Lift 1 ramps up from 2020 until 2027 when it reaches a steady-state production level.

Feed from the underground mine is planned to commence from 2020 and ramp up to near the target underground design tonnage of 95 kt/d. The mill operating rate at that time will be a nominal 110 kt/d, due to the higher processing throughput rate of the Hugo North/Hugo North Extension Lift 1 ore and the concentrator conversion. The underground discussion in this section describes operating costs from the underground-only mining operation through to the completion of mining North/Hugo North Extension Lift 1.

Table 6 – Cash Operating Cost Estimate Summary

Description	Unit	Value

Underground mining	$/t processed	8.75
Processing	$/t processed	7.44
Infrastructure and other operating	$/t processed	2.32
Total	$/t processed	18.51

Notes: Cash operating costs are for Hugo North/Hugo North Extension Lift 1. VAT and duties included. Totals may not sum due to rounding.

Economic Analysis

The results of the economic analyses discussed below and in “Material Mineral Property – Preliminary Economic Assessment – Economic Analysis” represent forward-looking information as defined under Canadian securities laws. The results depend on inputs that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here.

Information that is forward-looking includes mineral resource and mineral reserve estimates; assumed commodity prices and exchange rates; the proposed mine production plan; projected mining and process recovery rates; assumptions as to mining dilution; sustaining costs and proposed operating costs; interpretations and assumptions as to the Entrée/Oyu Tolgoi JV and Entrée/Oyu Tolgoi JVA terms; assumptions as to closure costs and closure requirements; and assumptions as to environmental, permitting and social risks.

Additional risks to the forward-looking information include changes to costs of production from what is assumed; unrecognized environmental risks; unanticipated reclamation expenses; unexpected variations in quantity of mineralized material, grade or recovery rates; geotechnical or hydrogeological considerations during mining being different from what was assumed; failure of mining methods to operate as anticipated; failure of plan, equipment or processes to operate as anticipated; changes to assumptions as to the availability of electrical power, and the power rates used in the operating cost estimates and financial analysis; changes to assumptions as to salvage values; ability to maintain the social licence to operate; accidents, labour disputes and other risks of the mining industry; changes to interest rates; and changes to tax rates.

The cash flows are based on data provided by OTLLC, including mining schedules and annual capital and operating cost estimates, as well as Entrée’s interpretation of the commercial terms applicable to the Entrée/Oyu Tolgoi JV, and certain assumptions regarding taxes and royalties. The cash flows have not been reviewed or endorsed by OTLLC. There can be no assurance that OTLLC or its shareholders will not interpret certain terms or conditions or attempt to renegotiate some or all of the material terms governing the joint venture relationship, in a manner which could have an adverse effect on Entrée’s future cash flow and financial condition.

The cash flows also assume that Entrée will ultimately have the benefit of the standard royalty rate of 5% of sales value, payable by OTLLC under the Oyu Tolgoi Investment Agreement. Unless and until Entrée finalizes agreements with the Government of Mongolia or other Oyu Tolgoi stakeholders, there can be no assurance Entrée will be entitled to all the benefits of the Oyu Tolgoi Investment Agreement, including with respect to taxes and royalties. If Entrée is not entitled to all the benefits of the Oyu Tolgoi Investment Agreement, it could have an adverse effect on Entrée’s future cash flow and financial condition. For example, Entrée could be subject to the surtax royalty which came into effect in Mongolia on January 1, 2011. To become entitled to the benefits of the Oyu Tolgoi Investment Agreement, Entrée may be required to negotiate and enter into a mutually acceptable agreement with the Government of Mongolia or other Oyu Tolgoi stakeholders, with respect to Entrée’s direct or indirect participating interest in the Entrée/Oyu Tolgoi JV or the application of a special royalty (not to exceed 5%) to Entrée’s share of the Entrée/Oyu Tolgoi JV property mineralization or otherwise.

A Wood qualified person apportioned the overall capital and sustaining capital costs according to Entrée’s interpretation of the terms of the Entrée/Oyu Tolgoi JVA for use in the economic assessment. This interpretation includes:

•	OTLLC is responsible for 80% of all capital expenditures incurred on the Entrée/Oyu Tolgoi JV Property for the benefit of the Entrée/Oyu Tolgoi JV and Entrée is responsible for the remaining 20%.

•

Any mill, smelter and other processing facilities and related infrastructure will be owned exclusively by OTLLC and not by Entrée. Mill feed from the Entrée/Oyu Tolgoi JV Property will be transported to the concentrator and processed at cost (using industry standards for calculation of cost including an amortization of capital costs).

•

Underground infrastructure on the Oyu Tolgoi mining licence is also owned exclusively by OTLLC, although the Entrée/Oyu Tolgoi JV will eventually share usage once underground development crosses onto the Entrée/Oyu Tolgoi JV Property.

•

Entrée recognizes those capital costs incurred by OTLLC on the Oyu Tolgoi mining licence (facilities and underground infrastructure) as an amortization charge for capital costs that will be calculated in accordance with Canadian generally accepted accounting principles determined yearly based on the estimated tonnes of concentrate produced for Entrée’s account during that year relative to the estimated total life-of-mine concentrate to be produced (for processing facilities and related infrastructure), or the estimated total life-of-mine tonnes to be milled from the relevant deposit(s) (in the case of underground infrastructure). The charge is made to Entrée’s operating account when the Entrée/Oyu Tolgoi JV mine production is actually milled.

•	For direct capital cost expenditures on the Entrée/Oyu Tolgoi JV Property, Entrée will recognize its attributable share of costs at the time of actual expenditure.

•

Entrée has elected to have OTLLC debt finance Entrée’s share of costs for approved programs and budgets, with interest accruing at OTLLC’s actual cost of capital or prime +2%, whichever is less, at the date of the advance. Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from the sale of Entrée’s share of products. Available cash flow means all net proceeds of sale of Entrée’s share of products in a month less Entrée’s share of costs of Entrée/Oyu Tolgoi JV activities for the month that are operating costs under Canadian generally-accepted accounting principles.

The total Hugo North Extension Lift 1 amortized capital cost within the Entrée/Oyu Tolgoi JV Property is estimated at $701.0 million, of which $140.2 million is Entrée’s 20% attributable portion.

The total Hugo North Extension Lift 1 mine development cost within the Entrée/Oyu Tolgoi JV Property is estimated at $275.7 million, of which $55.1 million is Entrée’s 20% attributable portion.

The operating costs for the Hugo North Extension Lift 1 deposit within the Entrée/Oyu Tolgoi JV Property on a per tonne milled basis averages $46.01 over the LOM. Entrée’s 20% attributable portion of the operating costs averages $46.01 over the LOM.

Based on the above inputs, a Wood QP completed an economic analysis for Entrée’s 20% attributable portion of the Entrée/Oyu Tolgoi JV Property using both pre-tax and after-tax discounted cash flow analyses. The economic analysis was prepared using the following long-term metal price estimates: copper at $3.25/lb; gold at $1,591.00/oz and silver at $21.08/oz.

The pre-tax cash flow and the after-tax net present value at a discount rate of 8% (“NPV@8%”) for Entrée’s 20% attributable portion (2021 Reserve Case) is $449 million and $131 million respectively. A summary of the financial results is shown in Table 7 below. Internal rate of return (“IRR”) and payback are not presented, because, with 100% financing, neither is applicable.

Mine site cash costs, total cash costs after by-product credits, and all-in sustaining costs per pound of payable copper are shown in Table 8 for Entrée’s 20% attributable portion. Cash costs are those costs relating to the direct operating costs of the mine site including:

•	On site operating costs (direct mining, processing, and tailings).

•	Capital carrying costs (amortization charge).

•	Administrative fees.

•	Refining, smelting, and transportation costs.

Total cash costs after by-product credits are the cash costs less by product credits for gold and silver. All-in sustaining costs after credits are the total cash costs plus mineral royalties, reclamation accrual costs, and sustaining capital charges.

Table 7 – Production and Financial Results for Entrée’s 20% Attributable Portion, Hugo North Extension Lift 1 (basecase is bolded)

	Unit	Item

LOM processed material (Entrée/Oyu Tolgoi JV Property)

Probable mineral reserve feed		40 Mt grading 1.54% Cu, 0.53 g/t Au, 3.63 g/t Ag

Copper recovered	Mlb	1,249

Gold recovered	koz	549

Silver recovered	koz	3,836

Entrée’s 20% attributable portion financial results

LOM cash flow, pre-tax	$M	449

NPV@5%, after-tax	$M	185

NPV@8%, after-tax	$M	131

NPV@10%, after-tax	$M	104

Notes:

1.	Long-term metal prices used in the NPV economic analyses are: copper $3.25/lb, gold $1,591.00/oz and silver $21.08/oz.

2.

The mineral reserves within Hugo North Extension Lift 1 are reported on a 100% basis. OTLLC has a participating interest of 80%, and Entrée has a participating interest of 20%. Notwithstanding the foregoing, in respect of products extracted from the Entrée/Oyu Tolgoi JV Property pursuant to mining carried out at depths from surface to 560 m below surface, the participating interest of OTLLC is 70% and the participating interest of Entrée is 30%.

3.	Numbers have been rounded. Totals may not sum due to rounding.

Table 8 – Mine Cash and All-in Sustaining Costs for Entrée’s 20% Attributable Portion, Hugo North Extension Lift 1

Description	Unit	LOM Average

Mine site cash cost	$/lb payable copper	1.29

TC/RC and transport	$/lb payable copper	0.29

Total cash costs before credits	$/lb payable copper	1.57

Gold credits	$/lb payable copper	0.72

Silver credits	$/lb payable copper	0.06

Total cash costs after credits	$/lb payable copper	0.79

Total all-in sustaining costs after credits	$/lb payable copper	1.26

Note: TC/RC = treatment and refining charges. Totals may not sum due to rounding.

Sensitivity Analysis

Entrée’s 20% attributable portion was evaluated for sensitivity to variations in capital costs, operating costs, copper grade, and copper price. Entrée’s 20% attributable portion is most sensitive to changes in copper price and grade and less sensitive to changes in operating and capital costs.

Figure 5 is an after-tax NPV sensitivity graph for Entrée’s 20% attributable portion. The copper grade sensitivity mirrors the copper price and plots on the same line.

Figure 5 – After-Tax NPV@8% Sensitivity Analysis for Entrée’s 20% Attributable Portion, Hugo North Extension Lift 1

Note: Figure prepared by Wood, 2021.

Preliminary Economic Assessment

Introduction

The 2021 PEA that follows is an alternative development option done at the conceptual level based on mineral resources, which assesses the Hugo North/Hugo North Extension Lift 2.

The mine plan is partly based on Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the 2021 PEA based on these mineral resources will be realized.

The sections “Material Mineral Property – Introduction” through to “Material Mineral Property – Mineral Resource Statement” and “Material Mineral Property – Risks” through to “Material Mineral Property – Interpretation and Conclusions” also apply to the 2021 PEA. Years presented in the 2021 PEA are for illustrative purposes only.

Mineral Resource Subset within the 2021 PEA Mine Plan

Mineral resources from Lift 2 form the basis of the 2021 PEA mine plan, and include 78 Mt (Indicated) and 88 Mt (Inferred). The average expected run-of-mine feed grade of 1.35% copper, 0.49 g/t gold, and 3.6 g/t silver (1.64% CuEq) includes dilution and mine losses. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Mine Plan

Calendar years provided in this discussion are for conceptual purposes only.

All underground mining within the Entrée/Oyu Tolgoi JV Property is anticipated to be by underground, block/panel caving. This provides a low-cost method that is amenable to the massive, weak rock mass associated with the mineralization and surrounding country rock and is suitable to sustain the throughput rate to the mill.

The 2021 PEA assumes that the same methods used for Hugo North/Hugo North Extension Lift 1 will be applied to Hugo North/Hugo North Extension Lift 2. The existing Hugo North Extension Lift 1 infrastructure will be used to support the Lift 2 mine. It is anticipated that access to the Hugo North Extension Lift 2 area will be by a decline system from Lift 1, and extension to Shaft 4, and internal ventilation shafts or raises to provide ventilation. Ore would be crushed and conveyed to surface by a two-leg extension to the Lift 1 incline conveyor system.

The Hugo North Extension mine planning and optimization indicated that the ideal elevation for the second lift (Lift 2) is approximately 400 m below Lift 1 (~1,700 m below surface). The effect of the northeasterly plunge of the mineralization is evident in the total tonnage considered in the mine plan. The mine plan assumes that draw-points will be in use for production between 2038 and 2055 in the Hugo North Extension Lift 2 area.

Initial mill feed delivery from the Hugo North Extension Lift 2 is assumed to begin in 2027 when development commences in the Hugo North Extension Lift 2 area. Production from Hugo North Extension Lift 2 is anticipated to begin in 2038 with the completion of the first drawpoints, and stabilizes in 2043. The peak production from Hugo North Extension Lift 2 is expected to be approximately 40,500 t/d in 2047, and the average life-of-mine production rate (2031–2056) is planned at about 17,500 t/d.

Recovery Methods

The 2021 PEA assumes that no changes will be required to the process plant from those contemplated in the Phase 2 concentrator development program (see “Material Mineral Property – Recovery Methods”), and that the same mill throughput will be maintained.

Project Infrastructure

The majority of the primary infrastructure and facilities required for the Oyu Tolgoi project were completed during Phase 1. The 2021 PEA assumes that the infrastructure in place for Hugo North/Hugo North Extension Lift 1 will be available for Hugo North/Hugo North Extension Lift 2, and that a similar design will be employed for the underground mining operation.

Key additional infrastructure assumptions that would be needed to support the 2021 PEA mine plan in addition to that contemplated in Phase 2 include:

•	Construction of permanent underground facilities including crushing and materials handling, workshops, services, and related infrastructure.

•	Modifications to the electrical shaft farm substation, and upgrades to some of the distribution systems.

•	Expanded logistical and accommodations infrastructure.

•	Underground maintenance and fuel storage facilities.

•	Expanded water supply and distribution infrastructure.

•	Expanded TSF capacity.

Environmental, Permitting and Social Considerations

Environmental Considerations

Information relating to environmental studies as discussed for Hugo North Extension Lift 1 (see “Material Mineral Property – Environmental, Permitting and Social Considerations – Environmental Considerations” above) are the same for the 2021 PEA.

Tailings Considerations

The 2021 PEA assumes that additional tailings cells that have a similar design and capacity to the operating Cell 1 would be used for deposition of conventional thickened tailings:

•	Future cells to support the 2021 PEA are assumed to use similar embankment configurations as in the current TSF design.

•	The same concepts for tailings deposition and reclaim water return will continue to be used.

•	Improvements to water reclaim mechanisms to recycle as much water as practicable will continue.

These additional cells will have the capacity to contain the life-of-mine tailings under the 2021 PEA. However, the cost of constructing additional cells may increase as the haul distances for mine waste and other embankment materials increase.

Water Management

Information relating to water management as discussed for Hugo North Extension Lift 1 (see “Material Mineral Property – Environmental, Permitting and Social Considerations – Water Management” above) are the same for the 2021 PEA.

Closure Considerations

No closure considerations were evaluated as part of the 2021 PEA plan, due to the long timeframe envisaged before closure would be needed. It was anticipated that the closure planning would be similar to that proposed for the 2014 OTLLC closure plan (see “Material Mineral Property – Environmental, Permitting and Social Considerations – Closure and Reclamation Planning” above).

Permitting Considerations

Information relating to permitting as discussed for Hugo North Extension Lift 1 (see “Material Mineral Property – Environmental, Permitting and Social Considerations – Permitting Considerations” above) are the same for the 2021 PEA.

Social Considerations

Information relating to social considerations as discussed for Hugo North Extension Lift 1 (see “Material Mineral Property – Environmental, Permitting and Social Considerations – Social Considerations” above) are the same for the 2021 PEA.

Market Studies and Contracts

For the purposes of the 2021 PEA, it was assumed that the marketing provisions and contracts entered into for Hugo North Extension Lift 1 production would be maintained (see “Material Mineral Property – Markets and Contracts”).

The commodity pricing used for the subset of the mineral resource estimate that is used in the 2021 PEA is based on pricing from Turquoise Hill’s 2020 Oyu Tolgoi Technical Report, which uses BDT30 and the OTMSS20 as a basis, and which in turn is based on reviews of long-term consensus estimates reported in public reports.

Commodity pricing used in the 2021 PEA economic analysis is based on the CIBC Global Mining Group’s forecast pricing from April 30, 2021. Smelter terms are based on terms used in Turquoise Hill’s 2020 Oyu Tolgoi Technical Report.

Capital Costs

Capital cost and sustaining cost estimates were prepared as separate and independent estimates. The information basis for the capital cost estimate was provided by OTLLC as an Excel spreadsheet that documented the capital cost estimate as a single line item by year and a sustaining capital cost estimate, also as an annualized single line item. No detailed allocations of these costs were provided by OTLLC.

The capital cost estimate to develop Hugo North/Hugo North Extension Lift 2 is estimated at $1.816 billion. The sustaining capital cost estimate was provided as $5.018 billion.

Operating Costs

Operating costs are based on extrapolations from existing operations data and include estimates for mining, processing, and infrastructure for Hugo North/Hugo North Extension Lift 2. Costs are summarized in Table 9 below.

Table 9 – Cash Operating Costs, Hugo North/Hugo North Extension Lift 2

Description	Unit	Value

Mining	$/t processed	9.21

Processing	$/t processed	7.47

Infrastructure	$/t processed	2.34

Total	$/t processed	19.00

    Notes: Operating costs are for Lift 2. VAT and duties included. Totals may not sum due to rounding.

Economic Analysis

This section provides the results of the 2021 PEA. The results of the economic analysis discussed below represent forward-looking information as defined under Canadian securities laws. The results depend on inputs that are subject to a number of assumptions and known and unknown risks, uncertainties and other factors described in “Material Mineral Property – Economic Analysis” above, which also apply to this section and may cause actual results to differ materially from those presented here.

The economic analysis in the 2021 PEA is based on a conceptual mine plan and does not have as high a level of certainty as the 2021 Reserve Case. The 2021 PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the 2021 PEA will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

The economic analysis for Entrée’s 20% attributable portion of the Entrée/Oyu Tolgoi JV Property was carried out using a financial model developed by a Wood QP. The financial model uses the DCF approach. This method of valuation requires projecting yearly cash inflows, or revenues, and subtracting yearly cash outflows such as operating costs, capital costs, royalties, and taxes. The resulting net annual pre-tax and after-tax cash flows are discounted back to the date of valuation and totalled to determine the NPV of the project at 5%, 8%, and 10% discount rates.

This economic analysis includes sensitivities to variations in capital costs, operating costs, copper grade, and copper price. It should be noted that, for the sake of discounting, cash flows are assumed to occur at the end of each period. Cash flows are discounted to the beginning of 2027, the beginning of Hugo North Extension Lift 2 development.

A Wood QP completed an economic analysis for Entrée’s 20% attributable portion of the 2021 PEA on the Entrée/Oyu Tolgoi JV Property using both pre-tax and after-tax discounted cash flow analyses. Underlying assumptions in the analysis include:

•	All pricing within the financial analysis is based on 2020 constant dollars. No escalation is applied.

•

For the analysis, Entrée have advised that under the Entrée/Oyu Tolgoi JVA, all costs of operations under each program and budget will, to the extent practicable, be allocated at the time the program and budget is adopted between the Entrée/Oyu Tolgoi JV property and the Oyu Tolgoi mining licence, based on the proportions in which each of them benefits most from such operations. OTLLC shall pay for 100% of costs allocated to the Oyu Tolgoi mining licence and all associated liabilities including for environmental compliance. The balance of such costs shall be borne and paid by the participants in accordance with their respective participating interests (i.e., Entrée 20%; OTLLC 80%).

•

Entrée is carried through to production by debt financing from OTLLC with interest accruing at prime (Royal Bank Prime of 2.5%) plus 2%, or approximately 4.5%. Debt repayment is made from 90% of monthly available cash flow arising from sale of Entrée’s share of products. Entrée receives 10% of its share of cash flow from the Entrée/Oyu Tolgoi JV Property until the loans outstanding balance is repaid and 100% thereafter.

Using a discount rate of 8%, the pre-tax NPV for Entrée’s 20% attributable portion is estimated at $413 million. The after-tax NPV@8% is $306 million.

Table 10 below provides a summary of key 2021 PEA financial outcomes for Entrée’s 20% attributable portion of the Entrée/Oyu Tolgoi JV Property. IRR and payback for the 2021 PEA are not presented in Table 10 because with 100% financing, neither is applicable.

Table 10 – Summary 2021 PEA Financial Results for Entrée’s 20% Attributable Portion, Hugo North Extension Lift 2 (basecase is bolded)

Cash Flow Before Tax		Units	Total

Cumulative Cash Flow		kUS$	1,982,208

NPV @	5%	kUS$	727,526

NPV @	8%	kUS$	413,460

NPV @	10%	kUS$	287,619

Cash Flow After Tax		Units	Total

Cumulative Cash Flow		kUS$	1,484,003

NPV @	5%	kUS$	540,840

NPV @	8%	kUS$	306,246

NPV @	10%	kUS$	212,569

Figure 6 below provides a distribution of Entrée’s 20% attributable portion cash flows over the 2021 PEA LOM.

Entrée’s 20% attributable portion of the Hugo North Extension Lift 2 demonstrates a positive after-tax NPV@8% of $306.2 million at the study copper price of $3.25/lb. Discounting the after-tax NPV@8% to 2021 results in a reduced value of $193.0 million. Significant positive cash flows for the 2021 PEA are not recognized until 2040.

Figure 6 – 2021 PEA Cash Flow for Entrée’s 20% Attributable Portion, Hugo North Extension Lift 2

                    Note: Figure prepared by Wood, 2021.

Sensitivity Analysis

Entrée’s 20% attributable portion of the 2021 PEA is most sensitive to changes in copper price and grade and less sensitive to changes in operating and capital costs. The copper grade sensitivity generally mirrors the copper price.

Figure 7 below shows the after-tax sensitivity results for NPV@8% for Entrée’s 20% attributable portion. The copper grade sensitivity generally mirrors the copper price.

To test the sensitivity of Entrée’s 20% attributable portion of the 2021 PEA to timing, the pre- and after-tax cash flows were discounted to the start of 2021 (Figure 8 below).

Figure 7 – 2021 PEA After-Tax NPV@8% Sensitivity Analysis, Hugo North Extension Lift 2

Note: Figure prepared by Wood, 2021.

Figure 8 – Sensitivity to Timing for 2021 PEA After-Tax NPV@8% Results for Entrée’s Attributable Portion, Hugo North Extension Lift 2, Assuming Discounting Prior to Lift 2 Construction (start of construction (Base Case) highlighted in red)

Note: Figure prepared by Wood, 2021.

Risks

Due to its nature and location, the Entrée/Oyu Tolgoi JV Project is subject to many legal, commercial, and political risks associated with the agreements with OTLLC, the sovereign government of Mongolia, and other entities. Some of the key technical risks are summarized below.

Hugo North/Hugo North Extension Underground Development

The Hugo North Extension Lift 1 mine design in the OTMSS20 is subject to future refinements and updates. Hugo North (including Hugo North Extension) Lift 1 surface and underground drilling programs will support the evaluation by OTLLC of different design and sequencing options for Panels 1 and 2 as part of OTLLC’s planned Pre-Feasibility and Feasibility level work. There is a risk that the production build-up in Panel 1 could be slowed if geotechnical conditions in the initial undercutting area of Panel 1 are less favourable than currently anticipated. The drilling will allow OTLLC to better understand the nature and extent of any risk and develop mitigation strategies if necessary.

Neither the OTMSS20 nor the 2021 Technical Report reflect the impacts of the COVID-19 pandemic, which are ongoing and continue to be assessed by OTLLC. In particular, progress on Shafts 3 and 4 has been delayed and the overall impact of these delays is being monitored by OTLLC. COVID-19 related delays to sinking activities in Shafts 3 and 4 could impact the timing to extend the footprint development into Panel 1 because of limited ventilation until these shafts are commissioned.

On December 18, 2020, Turquoise Hill announced that a Definitive Estimate that refines the analysis in the OTMSS20 and broadly confirms the economics and assumptions presented therein has been completed and delivered to OTLLC by Rio Tinto. Entrée has not received a copy of the Definitive Estimate and it was not reviewed or relied upon by Wood QPs in the preparation of the 2021 Technical Report. According to Turquoise Hill, the Definitive Estimate assumes COVID-19 related restrictions in 2021 that are no more stringent than those experienced in September 2020. Should COVID-19 constraints continue beyond 2021, should the COVID-19 situation escalate leading to additional restrictions, or should COVID-19 related restrictions or other non-technical criteria result in a delay in commencement of undercutting in Panel 0, the development costs and schedule in the OTMSS20 upon which the 2021 Technical Report are based could be negatively impacted.

Mine Plan

Geotechnical assumptions related to the design and geotechnical behaviour of the cave mining system, including, but not limited to, the flow of material (ore and dilution) relative to the upward progression and lateral advance of the cave and assumptions of the long-term performance of the mine infrastructure (both support and production) are based on assumptions from Hugo North Lift 1 Panel 0. These may not be directly applicable to the Hugo North Extension Lift 1 area.

The mineral reserves within the Hugo North Extension Lift 1 do not reach production until approximately six years after Hugo North Lift 1 Panel 0 within the Oyu Tolgoi mining licence is initiated. This delay may mitigate some of the risk associated with the mining method by providing sufficient time for OTLLC to make any changes in the event that unanticipated mining difficulties arise.

Tailings Storage Facility Design

The new Global Industry Standard on Tailings Management (“GISTM”) provides a set of industry standards to guide design and management of TSFs. Members of International Council on Mining and Metals (“ICMM”), including Rio Tinto, are required to be in compliance with the GISTM within the next several years. The TSF design needs to be revisited and be revised as needed to be in full compliance with the recently-published global tailings standard

(GISTM, 2020). This may result in changes of the design criteria and potentially impact the TSF capital and operating cost estimates.

Opportunities

A number of prospects have been identified in the Entrée/Oyu Tolgoi JV Project through reconnaissance evaluation, geochemical sampling and geophysical surveys. Some targets have preliminary drill testing. The Entrée/Oyu Tolgoi JV Project retains exploration potential for porphyry and epithermal-style mineralization.

Interpretations and Conclusions

Under the assumptions presented in the 2021 Technical Report, Entrée’s 20% attributable portion of the 2021 Reserve Case for the Hugo North Extension Lift 1 return positive economics.

Under the 2021 PEA assumptions presented in the 2021 Technical Report, Entrée’s 20% attributable portion of the mineral resource subset within the 2021 PEA mine plan for the Hugo North/Hugo North Extension Lift 2 deposit that is within the Entrée/Oyu Tolgoi JV Property return positive economics.

Recommendations

Wood QPs were was not given access to information on the portions of the Oyu Tolgoi project that Entrée does not have an ownership interest in, with the exception of:

•	Information on, and site visits to the process plant, TSF, and underground access development.

•	Access to OTLLC operations site personnel to discuss information relevant to Entrée’s interest in the Entrée/Oyu Tolgoi JV Property.

Wood QPs are not in a position to make meaningful recommendations for further work other than for exploration and underground drilling, both of which are based on information provided by OTLLC.

An exploration work program is recommended for the Entrée/Oyu Tolgoi JV Property in the area of the Castle Rock, Bumbat Ulaan and Southeast IP targets, and is termed the Phase 1 work program. Six wide-spaced core holes drilled to depths averaging about 500 m at each of the Castle Rock, Bumbat Ulaan and Southeast IP targets, for a total program of 18 core holes (9,000 m), are recommended. Assuming an all-in drilling cost of $275/m, the proposed work program is estimated at $2.48 million.

Drilling should be considered for Hugo North Extension, and is termed the Phase 2 work program. The program has the objective of improving confidence category of material classified as Probable reserves and Indicated mineral resources and potentially converting the Inferred mineral resources to higher confidence categories. Based on information provided by OTLLC, the budget for ongoing surface and underground drilling of the Hugo North Extension portion of Lift 1 and Lift 2 is expected to range from $2–5 million over five years.

As the Phase 2 drill data are collected, selected core should be subject to confirmatory comminution and flotation testwork to support the metallurgical assumptions for the Hugo North/Hugo North Extension mineralization. This program is expected to require a budget of $100,000.

All drilling, surveying, logging, sampling, assaying, and QA/QC protocols should be similar to those already used on the Entrée/Oyu Tolgoi JV Property.

The Phase 2 work program is independent of the Phase 1 work program, and, if appropriate, the two phases could be conducted concurrently.

SUSTAINABILITY

The Company is committed to protecting the environment and safeguarding the health, safety, and welfare of people affected by the Company or its subsidiaries including employees, contractors, and communities in which it operates. The Company endeavours to perform its operations in a safe, sustainable, and environmentally responsible manner.

Entrée’s joint venture partner, OTLLC, and project manager Rio Tinto have control over operational decisions on the Entrée/Oyu Tolgoi JV Property, including with respect to environmental and social issues, subject to oversight by the Entrée/Oyu Tolgoi JV Management Committee and the terms and conditions of the Entrée/Oyu Tolgoi JVA.

For a general description of OTLLC’s and Rio Tinto’s sustainability initiatives for the Oyu Tolgoi project, including the Entrée/Oyu Tolgoi JV Property, please see Turquoise Hill’s Annual Information Form for the year ended December 31, 2021, available on SEDAR at www.sedar.com under Turquoise Hill’s profile, Rio Tinto’s website www.riotinto.com/en/sustanability, and OTLLC’s website www.otmn/the-way-we-work-en/

NON-MATERIAL PROPERTIES

Entrée has interests in non-material properties in Australia and Peru as follows:

•

Blue Rose Joint Venture, Australia. Entrée has a 56.53% interest in the Blue Rose joint venture (“Blue Rose JV”) to explore for minerals other than iron ore on Exploration Licence 6006 (“EL 6006”), with Giralia Resources Pty Ltd, a subsidiary of Atlas Iron Pty Ltd (part of the Hancock Group of Companies), retaining a 43.47% interest. EL 6006, totalling 240 square kilometres, is located in the Olary Region of South Australia, 300 kilometres northeast of Adelaide and 130 kilometres west-southwest of Broken Hill.

The rights to explore for and develop iron ore on EL 6006 are held by Lodestone Mines Limited (“Lodestone”) which is also the licence holder. The Blue Rose JV partners were granted (a) the right to receive an additional payment(s) upon completion of an initial or subsequent iron ore resource estimate on EL 6006, to a maximum of A$2 million in aggregate; and (b) a royalty equal to 0.65% of the free on board value of iron ore product extracted and recovered from EL 6006. An additional A$285,000 must also be paid to the Blue Rose JV partners upon the commencement of commercial production.

The Braemar Iron Formation is the host rock to magnetite mineralisation on EL 6006. The Braemar Iron Formation is a meta-sedimentary iron siltstone, which is inherently soft. The mineralization within the Braemar Iron Formation forms a simple dipping tabular body with only minor faulting, folding and intrusives. Grades, thickness, dip, and outcropping geometry remain very consistent over kilometres of strike.

•

Royalty Pass-Through Payments, Cañariaco Project Royalty, Peru. In August 2015, the Company acquired from Candente Copper Corp. (TSX:DNT) (“Candente”) a 0.5% NSR royalty (the “Cañariaco Project Royalty”) on Candente’s 100% owned Cañariaco copper project in Peru for a purchase price of $500,000.

On June 8, 2018, the Company sold the Cañariaco Project Royalty to Anglo Pacific, whereby the Company transferred all the issued and outstanding shares of its subsidiaries that directly or indirectly held the Cañariaco Project Royalty to Anglo Pacific in return for consideration of $1.0 million, payable by the issuance of 478,951 Anglo Pacific common shares. In addition, Entrée retains the right to a portion of any future royalty income received by Anglo Pacific in relation to the Cañariaco Project Royalty as follows:

o	20% of any royalty payment received for any calendar quarter up to and including December 31, 2029;

o	15% of any royalty payment received for any calendar quarter commencing January 1, 2030 up to and including the quarter ending December 31, 2034; and

o	10% of any royalty payment received for any calendar quarter commencing January 1, 2035 up to and including the quarter ending December 31, 2039.

The Cañariaco copper project includes the Cañariaco Norte copper-gold-silver porphyry deposit, as well as the adjacent Cañariaco Sur and Quebrada Verde porphyry prospects, located within the western Cordillera of the Peruvian Andes in the Department of Lambayeque, Northern Peru.

During the three months ended March 31, 2019, the Company disposed of all its investment in Anglo Pacific common shares for net proceeds of $1.0 million.

RISK FACTORS

This AIF contains forward-looking statements, and any assumptions upon which they are based are made in good faith and reflect Entrée’s current judgment regarding the direction of its business. Actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested in this AIF. Except as required by applicable law, including the securities laws of the United States, Entrée does not intend to update any of the forward-looking statements to conform these statements to actual results.

An investment in the Company’s Common Shares involves a number of very significant risks. You should carefully consider the following risks and uncertainties in addition to other information in this AIF in evaluating Entrée and its business before purchasing the Company’s Common Shares. Entrée’s business, operating results and financial condition could be seriously harmed due to any of the following risks. The risks described below are not the only ones facing Entrée. Additional risks not presently known to Entrée may also impair its business operations. You could lose all or part of your investment due to any of these risks.

Risks Related to the Outbreak of Epidemics or Pandemics or Other Health Crises

Entrée’s business, operations and financial condition could be materially adversely affected by the COVID-19 pandemic.

Entrée’s business, operations and financial condition could be materially adversely affected by the outbreak of epidemics or pandemics or other health crises.

For example, the COVID-19 pandemic has significantly disrupted global health, economic and market conditions, triggering an indeterminate period of slowdown in the global economy and recessions. Despite differing levels of business and commercial re-openings throughout the world, and the availability of vaccines and ongoing vaccination programs in some geographies, the pandemic has had and continues to have adverse (and potentially material adverse) repercussions in the jurisdictions where the Company operates, and the full impact of the ongoing COVID-19 pandemic continues to evolve. This is especially the case given the potential for restrictions to be reinstated in certain jurisdictions to manage a resurgence or new outbreak of COVID-19, including in connection with new variants or mutations of the virus. As such, it is difficult for the Company to accurately predict the duration, severity or scope of the pandemic, or quantify the full extent to which COVID-19 may in the future impact the Company’s business, financial condition, liquidity, future results of operations, and the market for its securities as well as the efforts of OTLLC to advance Oyu Tolgoi underground development due to, among other factors:

●

Significant business interruptions resulting from actions taken by governmental and non-governmental bodies, including the Governments of Mongolia and China, to curtail activity to help slow the spread of COVID-19, including restrictions on both travel and the movement of goods and people within and across borders, and restrictions on the types of businesses that may continue to operate.

●	Schedule delays and cost increases resulting quarantine requirements and international travel restrictions related to COVID-19.

●	The COVID-19 pandemic forcing OTLLC or its suppliers to declare force majeure on contracts, due to an inability to meet contractual obligations.

●

The potential for any economic downturn resulting from the impact of the pandemic on global economies and financial markets to have an adverse effect on the demand for base metals and the Company’s future prospects, including significant fluctuations in copper prices and the concentrate market.

Due to the unprecedented and ongoing nature of the COVID-19 pandemic, estimates of the economic impacts of the COVID-19 pandemic remain inherently highly uncertain and speculative. While the Company and its joint venture partner OTLLC have made efforts to manage and mitigate the aforementioned risks, such efforts may not sufficiently mitigate the negative impacts of COVID-19 on their businesses. Even after the COVID-19 pandemic is over, the Company may continue to experience material adverse effects to its business, financial condition, and prospects as a result of the continued disruption in the global economy and any resulting recession, the effects of which may persist beyond that time.

Legal and Political Risks

Entrée may have to make certain concessions to the Government of Mongolia.

The Minerals Law of Mongolia provides that the State may be an equity participant with any private legal entity, up to a 34% equity interest, in the exploitation of any Strategic Deposit where the quantity and grade of the deposit have been defined by exploration that has not been funded from the State budget. The Oyu Tolgoi series of deposits was declared to be a Strategic Deposit under Resolution 27 dated February 6, 2007 of the Parliament of Mongolia. Resolution 57 of the Parliament of Mongolia dated July 16, 2009 provides that the minimum percentage of State participation in the Oyu Tolgoi deposits shall be 34%.

The then Ministry of Mining previously advised Entrée that it considers the deposits on the Entrée/Oyu Tolgoi JV Property to be part of the Oyu Tolgoi series of deposits. Entrée has been in discussions with stakeholders of the Oyu Tolgoi project, including the Government of Mongolia, OTLLC, Erdenes Oyu Tolgoi LLC, Turquoise Hill and Rio Tinto, since February 2013. The discussions to date have focussed on issues arising from Entrée’s exclusion from the Oyu Tolgoi Investment Agreement, including the fact that the Government of Mongolia does not have a full 34% interest in the Entrée/Oyu Tolgoi JV Property; the fact that the mining licences integral to future underground operations are held by more than one corporate entity; and the fact that Entrée does not benefit from the stability that it would otherwise have if it were a party to the Oyu Tolgoi Investment Agreement. In order to receive the benefits of the Oyu Tolgoi Investment Agreement, the Government of Mongolia may require Entrée to agree to certain concessions, including with respect to the economic benefit of Entrée’s interest in the Entrée/Oyu Tolgoi JV Property, or the royalty rates applicable to Entrée’s share of the Entrée/Oyu Tolgoi JV Property mineralization. No agreements have been finalized.

If the parties fail to reach mutually acceptable agreements in a timely manner, there is a risk that the Government of Mongolia may resort to measures which, whether legitimate or not, could have an adverse effect on the business, assets and financial condition of Entrée as well as the Company’s share price. Such measures could include suspending, revoking, cancelling or withdrawing the Shivee Tolgoi and Javhlant mining licences; attempting to invalidate, confiscate, expropriate or rescind the Entrée/Oyu Tolgoi JV or Entrée’s interest in the Entrée/Oyu Tolgoi JV Property; and filing legal proceedings against Entrée.

Entrée is subject to legal and political risk in Mongolia.

Entrée’s interest in the Entrée/Oyu Tolgoi JV Project is not covered by the Oyu Tolgoi Investment Agreement. Government policy may change to discourage foreign investment, nationalization of the mining industry may occur, and other government limitations, restrictions or requirements may be implemented. There can be no assurance that Entrée’s assets will not be subject to nationalization, requisition, expropriation, or confiscation, whether legitimate or not, by any authority or body. In addition, there can be no assurance that neighbouring countries’ political and economic policies in relation to Mongolia will not have adverse economic effects on the development of Entrée’s assets, including with respect to ability to access power, transport (including across borders) and sell products and access construction labour, supplies and materials. The political, social and economic environment in Mongolia presents a number of serious risks, including: uncertain legal enforcement; invalidation, confiscation, expropriation or rescission of governmental orders, permits, licences, agreements and property rights; the effects of local political, labour and economic developments, instability and unrest; corruption, requests for improper payments or other corrupt practices; and significant or abrupt changes in the applicable regulatory or legal climate.

There is no assurance that provisions under Mongolian law for compensation and reimbursement of losses to investors under such circumstances would be effective to restore the full value of Entrée’s original investment or to compensate for the loss of the current value of its assets. Entrée may be affected in varying degrees by, among other things, government regulations with respect to restrictions on foreign ownership, state ownership of Strategic Deposits, royalties, production, price controls, export controls, income and other taxes, expropriation of property, employment, land use, water use, environmental legislation, mine safety and annual fees to maintain mining licences in good standing. The regulatory environment is in a state of continuing change, and new laws, regulations and requirements may be retroactive in their effect and implementation. There can be no assurance that Mongolian laws protecting foreign investments will not be amended or abolished or that existing laws will be enforced or interpreted to provide adequate protection against any or all of the risks described above.

The legal framework in Mongolia is, in many instances, based on recent political reforms or newly enacted legislation, which may not be consistent with long-standing local conventions and customs. There may be ambiguities, inconsistencies and anomalies in the agreements, licences and title documents through which Entrée holds its assets, or the underlying legislation upon which those assets are based, which are atypical of more developed legal systems and which may affect the interpretation and enforcement of Entrée’s rights and obligations. Many laws have been enacted, but in many instances they are neither understood nor enforced and may be applied in an inconsistent, arbitrary and unfair manner due to the substantial administrative discretion granted to the responsible government officials or agencies, while legal remedies may be uncertain, delayed or unavailable. In addition, Entrée’s licences, permits and assets are often affected in varying degrees, by political instability and governmental regulations and bureaucratic processes, any one or more of which could preclude Entrée from carrying out business activities fairly in Mongolia. Legal redress for such actions, if available, is uncertain and can often involve significant delays. Even Entrée’s best efforts to comply with the laws and regulations may not result in effective compliance in the determination of government representatives, which may have a material adverse impact on the Company and its share price. Accordingly, while the Company believes that it has taken the legal steps necessary to obtain and hold its assets in Mongolia, there can be no guarantee that such steps will be sufficient to preserve those interests.

Entrée is not presently a party to the Oyu Tolgoi Investment Agreement, and there can be no assurance that Entrée will be entitled to all of the benefits of the Oyu Tolgoi Investment Agreement.

Entrée is not presently a party to the Oyu Tolgoi Investment Agreement. Although OTLLC agreed under the terms of the Earn-In Agreement to use its best efforts to cause Entrée to be brought within the ambit of, made subject to and be entitled to the benefits of the Oyu Tolgoi Investment Agreement or a separate stability agreement on substantially similar terms to the Oyu Tolgoi Investment Agreement, unless and until Entrée finalizes agreements with the Government of Mongolia and other Oyu Tolgoi stakeholders, there can be no assurance that Entrée will be entitled to all of the benefits of the Oyu Tolgoi Investment Agreement, including stability with respect to taxes payable. If Entrée is not entitled to all the benefits of the Oyu Tolgoi Investment Agreement, it could be subject to the surtax royalty which came into effect in Mongolia on January 1, 2011. The rates of the surtax royalty vary from 1% to 5% for minerals other than copper. For copper, the surtax royalty rates range between 22% and 30% for ore, between 11% and 15% for concentrates, and between 1% and 5% for final products. No surtax royalty is charged on any minerals below a certain threshold market price, which varies depending on the type of minerals. This is in addition to the standard royalty rates of 2.5% for coal sold in Mongolia and commonly occurring minerals sold in Mongolia, and 5% for all other minerals.

Even if Entrée does finalize agreements with the Government of Mongolia and other Oyu Tolgoi stakeholders, there can be no assurance that the present or future Parliament will refrain from enacting legislation that undermines such agreements or the Oyu Tolgoi Investment Agreement or otherwise adversely impacts Entrée’s interest in the Entrée/Oyu Tolgoi JV Property or that the present or a future government will refrain from adopting government policies or seeking to renegotiate the terms of such agreements or the Oyu Tolgoi Investment Agreement in ways that are adverse to Entrée’s interests or that impair OTLLC’s ability to develop and operate the Oyu Tolgoi project on the basis currently contemplated, which may have a material adverse impact on Entrée and the Company’s share price.

Changes in, or more aggressive enforcement of, laws and regulations could adversely impact Entrée’s business.

Mining operations and exploration activities are subject to extensive laws and regulations. These relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response and other matters.

Compliance with these laws and regulations increases the costs of exploring, drilling, developing, constructing, operating, and closing mines and other facilities. It is possible that the costs, delays, and other effects associated with these laws and regulations may impact the decision of Entrée or one of its partners as to whether to continue to operate in a particular jurisdiction or whether to proceed with exploration or development of properties. Since legal requirements change frequently, are subject to interpretation and may be enforced to varying degrees in practice, Entrée is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Changes in governments, regulations and policies and practices could have an adverse impact on Entrée’s future cash flows, earnings, results of operations and financial condition, which may have a material, adverse impact on Entrée and the Company’s share price.

Entrée is subject to taxes (including income taxes and mining taxes) in the various jurisdictions in which it operates, and it may from time to time be subject to disputes with tax authorities over the interpretation and application of existing tax legislation and/or computation of taxes owing to such jurisdictions. Entrée also faces risks regarding future changes in the tax laws of such jurisdictions (and future changes in the way such tax authorities interpret and apply existing tax legislation) that could increase the amount of taxes owing.

Recent and future amendments to Mongolian laws could adversely affect Entrée’s interests.

The Government of Mongolia has put in place a framework and environment for foreign direct investment. However, there are political constituencies within Mongolia that have espoused ideas that would not be regarded by the international mining community as conducive to foreign investment if they were to become law or official government policy.

On November 1, 2013, an Investment Law came into effect in Mongolia. The law was aimed at reviving foreign investment by easing restrictions on investors (including foreign and domestic) in key sectors such as mining and by providing greater certainty on the taxes they must pay and certain guarantees in relation to their investments in Mongolia.

On February 18, 2015, the Parliament of Mongolia adopted the 2015 Amendment, which permits a licence holder to negotiate with the Government of Mongolia with respect to an exchange of the Government’s 34% (50% in cases where exploration has been funded by the State budget) equity interest in a licence holder with a Strategic Deposit for an additional royalty payable to the Government of Mongolia. The amount of the royalty payment would vary depending on the particulars of the Strategic Deposit but cannot exceed 5%. The rate of this royalty payment shall be approved by the Government of Mongolia. The full impact of the 2015 Amendment is not yet known.

On November 10, 2017, the Parliament of Mongolia adopted the 2017 Amendments, which became effective on January 1, 2018, to introduce the concept of an “ultimate holder” of a legal entity for tax purposes for the first time. Under the 2017 Amendments, any change of an ultimate holder of a legal entity that maintains a minerals licence is deemed to be a sale of the minerals licence and is subject to a 30% corporate income tax on the total income earned. The legal entity holding the minerals licence bears the tax obligation, not the person who earns the income from the transaction. In general, taxable income will be assessed based on the value of the minerals licence, pro-rated to the number or percentage of shares transferred from the ultimate holder. On December 25, 2017, the Ministry of Finance passed Decree No. 380 setting out the methodology to determine the value of minerals licences, which was annulled by the below mentioned Decree No. 302 dated December 31, 2019.

On March 22, 2019, the Parliament of Mongolia substantially revised key tax laws including the General Law on Taxation, the Corporate Income Tax Law, the Value Added Tax Law and the Personal Income Tax Law. The new tax rules came into effect on January 1, 2020. Under the Restated Version of the Corporate Income Tax Law, ring-fencing rules were introduced pursuant to which income and expenses that are incurred for different mining licences must be accounted separately for tax purposes. However, the Restated Version provides that a taxpayer may file consolidated statements if the areas covered by the minerals licences held by such taxpayer lie adjacent to one another or the types of products to be mined from minerals licences are the same. As a result, Entrée is allowed to prepare consolidated profit and loss statements for all income and expenses incurred on the Shivee Tolgoi and Javhlant mining licences. In addition, the Restated Version of the Corporate Income Tax Law reduces the withholding tax on a direct or indirect transfer of a minerals licence (in whole or in part) from 30% on a gross basis (as provided for under the 2017 Amendments) to 10% on the basis of the minerals licence value with certain deductions allowed. For an indirect transfer, the taxable income will be calculated from the valuation of the minerals licence in proportion to the percentage of shares or interests or voting rights sold or transferred by the ultimate holder in relation to the shares of the minerals licence holder. The new tax laws require the Cabinet, Ministry of Finance and Mongolian Tax Authority to release a number of implementing guidelines. By its Decree No. 302, the Minister of Finance adopted a guideline on December 31, 2019 which includes the methodology to determine the value of a minerals licence and regulation on imposing taxes, which is currently in effect. The full impact of the tax reform package is not yet known.

On March 22, 2019, the Parliament of Mongolia adopted the Law on Amendments to the Legal Entities Registration Law and the Implementation Law. According to the Implementation Law, an entity registered with the legal entity registrar prior to January 1, 2020 is required to provide information about its ultimate (beneficial) owner to LERO by January 1, 2021. An ultimate (beneficial) owner of a legal entity is defined in the Law of Mongolia on Combating Money Laundering and Terrorism Financing as, “an individual who holds the majority of the asset of the legal entity individually, or in collaboration with others, or an individual who manages and directs the legal entity’s operation or authorizes others to do its action, or an individual who owns the legal entity and enjoys benefit, profit by way of managing and directing such legal entity, any transaction of the legal entity and its implementation process.”

If there is a change in the ultimate (beneficial) owner of a legal entity, a notice of such change must be given to the LERO within 15 business days pursuant the Legal Entities Registration Law. In relation to the registration of the ultimate (beneficial) owner, the LERO adopted Regulation No A/1270 on August 19, 2020, which defines “majority of assets” as one third or more of the total shares of a company or 33% or more of the assets of a legal entity. Based on this definition, information about a chain of legal entities and the individuals that are the ultimate beneficial owners must be registered.

On March 22, 2019, the Parliament of Mongolia adopted the 2019 Amendments, which provides that a minerals licence holder must notify, and register with, the relevant tax authority any ultimate holder changes in accordance with the procedure provided for in the Restated Version of the General Tax Law. Any failure to do so will result in the termination of the minerals licence by the State body.

On November 14, 2019, the Parliament of Mongolia approved a number of constitutional amendments which became effective on May 25, 2020. Among other things, the amendments clarify the purpose and principles of the use of natural resources. Natural resources would be defined as the public property of the State rather than the property of the State, which emphasizes that the policies on natural resources should be defined by the Parliament of Mongolia, the representatives of the people, for the public interest. The constitutional amendments provide the basis to allocate a major part of social and economic benefits from Strategic Deposits to the people through the National Resources Fund, which is newly incorporated in the Constitution. Given the constitutional amendments, the Minister for Mining and Heavy Industry, on behalf of the Government of Mongolia, is expected to propose significant amendments to the Minerals Law. The Parliament of Mongolia was scheduled to discuss a draft restated version of the Minerals Law during its spring session of 2022, which is not publicly available. It is not possible to determine when, if ever, or to what extent amendments or a restated version of the Minerals Law would be adopted and in what form.

On June 17, 2022, the Parliament of Mongolia adopted the Law on Permits which came into force on January 1, 2023. The Law on Permits intends to provide a unified framework for all licenses and permissions that are currently regulated under numerous different regulations approved by various authorities, including mining licences. While the Company believes the Shivee Tolgoi and Javhlant licences are in good standing and the Oyu Tolgoi Investment Agreement restricts the grounds upon which the Mongolian State administrative authority in charge of geology and mining may revoke a mining licence covered by the Oyu Tolgoi Investment Agreement, the Law on Permits introduces new grounds for revocation of mining licences and provides that a revocation will trigger termination of existing commercial contracts entered based on the licence and the licence holder is obliged to compensate for damages due to the revocation. The full impact of the adoption of the Law on Permits is not yet known.

On November 11, 2022, the Parliament of Mongolia adopted the 2022 Amendments, which provides that a mining licence holder is primarily responsible for providing jobs for the citizens of Mongolia, and must meet certain workforce requirements such as i) the number of foreign employees must not exceed 10% of the total number of employees; and ii) at least 5% of Mongolian employees should be citizens of the local area (soum and district) in which mining activities are carried out.

If the Investment Law, 2015 Amendment, 2017 Amendments, 2019 Amendments, 2022 Amendments, Restated Version of the Corporate Income Tax Law or General Tax Law, Decree No. 302, Law on Amendments to the Minerals Law of 2006, Legal Entities Registration Law, Implementation Law, Law on Permits, constitutional amendments or proposed amendments aimed at regulating the minerals sector and use of natural resources are implemented or interpreted in a manner that is not favourable to foreign investment or Entrée’s interests; or if new tax laws or amendments to tax laws are adopted that are not favourable to foreign investment or Entrée’s interests, it could have an adverse effect on Entrée’s operations in Mongolia and future cash flow, earnings, results of operations and financial condition as well as the Company’s share price.

Entrée may experience difficulties with its joint venture partners; Rio Tinto controls the development of the Oyu Tolgoi project, including the Entrée/Oyu Tolgoi JV Property.

While the Entrée/Oyu Tolgoi JV is operating under the terms of the Entrée/Oyu Tolgoi JVA, which came into effect in 2008, the Entrée/Oyu Tolgoi JVA has not been formally executed by the parties. There can be no assurance that OTLLC or its shareholders will not attempt to renegotiate some or all of the material terms governing the joint venture relationship in a manner which could have an adverse effect on Entrée’s future cash flow, earnings, results of operations and financial condition as well as the Company’s share price.

OTLLC has earned either a 70% or 80% interest in mineralization extracted from the Entrée/Oyu Tolgoi JV Property, depending on the depth at which minerals are extracted, and has effective control of the Entrée/Oyu Tolgoi JV. Rio Tinto, which beneficially owns approximately 16.1% of the Company’s issued and outstanding shares, exerts a significant degree of control over the business and affairs of OTLLC. Pursuant to the various agreements among Rio Tinto and its affiliates, Rio Tinto is responsible for the management of the building and operation of the Oyu Tolgoi project (which includes the Heruga and Hugo North Extension deposits on the Entrée/Oyu Tolgoi JV Property); is responsible for all exploration operations on behalf of OTLLC, including exploration on the Entrée/Oyu Tolgoi JV Property; and prepares all programs and budgets for approval by the OTLLC board. In addition, the Government of Mongolia owns a significant stake in OTLLC through Erdenes Oyu Tolgoi LLC. The interests of Rio Tinto, OTLLC, Erdenes Oyu Tolgoi LLC, and the Government of Mongolia are not necessarily aligned with each other or with the interests of the Company’s other shareholders and there can be no assurance that Rio Tinto, OTLLC, Erdenes Oyu Tolgoi LLC, or the Government of Mongolia will exercise their rights or act in a manner that is consistent with the best interests of the Company or its other shareholders.

Entrée is and will be subject to the risks normally associated with the conduct of joint ventures, which include disagreements as to how to develop, operate and finance a project, inequality of bargaining power, incompatible strategic and economic objectives, and possible litigation between the participants regarding joint venture matters. These matters may have an adverse effect on Entrée’s ability to realize the full economic benefits of its interest in the property that is the subject of a joint venture, which could affect its results of operations and financial condition as well as the Company’s share price.

Entrée may be subject to risks inherent in legal proceedings.

In the course of its business, Entrée may from time to time become involved in various claims, arbitration and other legal proceedings, with and without merit, including the existing binding arbitration proceedings with OTLLC and Turquoise Hill. The nature and results of any such proceedings cannot be predicted with certainty. Any potential future claims and proceedings are likely to be of a material nature. In addition, such claims, arbitration, and other legal proceedings can be lengthy and involve the incurrence of substantial costs and resources by Entrée, and the outcome, and Entrée’s ability to enforce any ruling(s) obtained pursuant to such proceedings, are subject to inherent risk and uncertainty. The initiation, pursuit and outcome of any particular claim, arbitration or legal proceeding could have a material adverse effect on Entrée’s financial position and results of operations, and on Entrée’s business, assets and prospects. In addition, if Entrée is unable to resolve any existing or future potential disputes and proceedings favourably, or obtain enforcement of any favourable ruling, if any, that may be obtained pursuant to such proceedings, it is likely to have a material adverse impact on Entrée’s business, financial condition and results of operations and Entrée’s assets and prospects as well as the Company’s share price.

On February 27, 2013, Entrée received notice from MRPAM regarding the Entrée/Oyu Tolgoi JV’s mining licences.

On February 27, 2013, notice was delivered to Entrée by MRPAM advising that any transfer, sale or lease of the Shivee Tolgoi and Javhlant mining licences is temporarily restricted. While Entrée was subsequently advised that the temporary transfer restriction on the joint venture mining licences will be lifted, it has not received official notification of the lifting of the restriction. Any future action by the Government of Mongolia to suspend, revoke, withdraw or cancel the Shivee Tolgoi and Javhlant mining licences, whether legitimate or not, would have an adverse effect on the business, assets and financial condition of Entrée as well as the Company’s share price.

The Earn-In Agreement requires OTLLC to enter into the Entrée/Oyu Tolgoi JVA, which bestows upon OTLLC certain powers and duties as manager of the Entrée/Oyu Tolgoi JV, including the duty to cure title defects, the duty to prosecute and defend all litigation or administrative proceedings arising out of operations, and the duty to do all acts reasonably necessary to maintain the Entrée/Oyu Tolgoi JV Property assets, including the mining licences. Pursuant to the Assignment Agreement dated March 1, 2005 between the Company, Turquoise Hill and OTLLC, the Company is also entitled to look to Turquoise Hill for the performance of OTLLC’s obligations under the Earn-In Agreement, which is governed by British Columbia law. In addition, the Shivee Tolgoi and Javhlant mining licences are included in the contract area of the Oyu Tolgoi Investment Agreement. The Oyu Tolgoi Investment Agreement restricts the grounds upon which the Mongolian State administrative authority in charge of geology and mining may revoke a mining licence covered by the Oyu Tolgoi Investment Agreement. The Oyu Tolgoi Investment Agreement also includes a dispute resolution clause that requires the parties to resolve disputes through international commercial arbitration procedures. Entrée is not a party to the Oyu Tolgoi Investment Agreement and does not have any direct rights under the Oyu Tolgoi Investment Agreement. In the event that the Government of Mongolia suspends, revokes, withdraws or cancels the Shivee Tolgoi and Javhlant mining licences, there can be no assurance that OTLLC, Turquoise Hill or Rio Tinto will invoke the international arbitration procedures, or that Entrée will be able to enforce the terms of the Earn-In Agreement or the Entrée/Oyu Tolgoi JVA to cause OTLLC or Turquoise Hill to do all acts reasonably necessary to maintain the Entrée/Oyu Tolgoi JV Property assets, including by invoking the international arbitration procedures under the Oyu Tolgoi Investment Agreement. There may also be limitations on OTLLC, Turquoise Hill and Rio Tinto’s ability to enforce the terms of the Oyu Tolgoi Investment Agreement against the Government of Mongolia, which is a sovereign entity, regardless of the outcome of an arbitration proceeding. Without an effective means of enforcing the terms of the Entrée/Oyu Tolgoi JVA, the Earn-In Agreement or the Oyu Tolgoi Investment Agreement, Entrée could be deprived of substantial rights and benefits with little or no recourse for fair and reasonable compensation. This would have an adverse effect on the business, assets and financial condition of Entrée as well as the Company’s share price.

Entrée may be unable to enforce its legal rights in certain circumstances.

In the event of a dispute arising at or in respect of Entrée’s foreign operations, Entrée may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada or other jurisdictions. Entrée may also be hindered or prevented from enforcing its rights with respect to a governmental entity or instrumentality because of the doctrine of sovereign immunity. Any adverse or arbitrary decision of a court, arbitrator or other governmental or regulatory body, or Entrée’s inability to enforce its contractual rights, may have a material adverse impact on Entrée’s business, assets, prospects, financial condition and results of operation as well as the Company’s share price.

Entrée’s rights to use and access certain land area could be adversely affected by the application of the Government of Mongolia’s Resolution 81, Resolution 140 or Resolution 175.

In June 2010, the Government of Mongolia passed Resolution 140, the purpose of which is to authorize the designation of certain land areas for “state special needs” within certain defined areas, some of which include or are in proximity to the Oyu Tolgoi project. These state special needs areas are to be used for Khanbogd village development and for infrastructure and plant facilities necessary to implement the development and operation of the Oyu Tolgoi project. A portion of the Shivee Tolgoi licence is included in the land area that is subject to Resolution 140.

In June 2011, the Government of Mongolia passed Resolution 175, the purpose of which is to authorize the designation of certain land areas for “state special needs” within certain defined areas in proximity to the Oyu Tolgoi project. These state special needs areas are to be used for infrastructure facilities necessary to implement the development and construction of the Oyu Tolgoi project. Portions of the Shivee Tolgoi and Javhlant licences are included in the land area that is subject to Resolution 175.

It is expected but not yet formally confirmed by the Government of Mongolia that to the extent that a consensual access agreement exists or is entered into between OTLLC and an affected licence holder, the application of Resolution 175 to the land area covered by the access agreement will be unnecessary. OTLLC has existing access and surface rights to the Entrée/Oyu Tolgoi JV Property pursuant to the Earn-In Agreement. If Entrée is unable to reach a consensual arrangement with OTLLC with respect to the Shivee West Property, Entrée’s right to use and access a corridor of land included in the state special needs areas for a proposed power line may be adversely affected by the application of Resolution 175. While the Government of Mongolia would be responsible for compensating Entrée in accordance with the mandate of Resolution 175, the amount of such compensation is not presently quantifiable.

While the Oyu Tolgoi Investment Agreement contains provisions restricting the circumstances under which the Shivee Tolgoi and Javhlant licences may be expropriated, which may make the application of Resolution 140 and Resolution 175 to the Entrée/Oyu Tolgoi JV Property unnecessary, there can be no assurances that the Resolutions will not be applied in a manner that has an adverse impact on Entrée.

In March 2014, the Government of Mongolia passed Resolution 81, the purpose of which is to approve the direction of the Gashuunsukhait Railway Line and to appoint the Minister of Roads and Transportation to develop a detailed engineering layout of the base structure of the railway. On June 18, 2014, Entrée was advised by MRPAM that the base structure overlaps with a portion of the Javhlant licence. By Order No. 123 dated June 18, 2014, the then Minister of Mining approved the composition of a working group to resolve matters related to the holders of licences through which the railway passes. The then Minister of Mining did not respond to a request from Entrée to meet to discuss the proposed railway, and no further correspondence from MRPAM or the Minister of Mining was received. As provided for in the Law on Government of Mongolia and Law on Railway Transportation, the Government of Mongolia has the power to determine a railway line in order to implement a national railway project, however, as of the date of the issuance of Resolution 81, it was not clear whether the Government of Mongolia had the legal right to take a portion of the Javhlant licence, with or without compensation, in order to implement a national railway project. The Law on Land of Mongolia was amended on July 8, 2015 to provide the Government of Mongolia has the right to take land for special needs in order to implement a large-scale national development, infrastructure projects and programs. It remains uncertain whether the Government of Mongolia will attempt to exercise that right in connection with Resolution 81. As the Gashuunsukhait Railway Line has been completed and the Oyu Tolgoi Investment Agreement contains provisions restricting the circumstances under which the Javhlant licence may be expropriated, Resolution 81 is not expected to result in any adverse impact on Entrée.

Risks Associated With The Development of the Oyu Tolgoi Project

The Entrée/Oyu Tolgoi JV Property forms part of the Oyu Tolgoi project. As a result, certain risk factors associated with the development of the Oyu Tolgoi project are also applicable to Entrée and may adversely affect Entrée, including the following.

Entrée’s joint venture partners may be limited in their ability to enforce the Oyu Tolgoi Investment Agreement against Mongolia, a sovereign government.

The Oyu Tolgoi Investment Agreement imposes numerous obligations and commitments upon the Government of Mongolia that provide clarity and certainty in respect of the development and operation of Oyu Tolgoi, including the Entrée/Oyu Tolgoi JV Property. The Oyu Tolgoi Investment Agreement also includes a dispute resolution clause that requires the parties to the Oyu Tolgoi Investment Agreement to resolve disputes through international commercial arbitration procedures. Nevertheless, if and to the extent the Government of Mongolia does not observe the terms and conditions of the Oyu Tolgoi Investment Agreement, there may be limitations on the ability of OTLLC, Turquoise Hill and Rio Tinto to enforce the terms of the Oyu Tolgoi Investment Agreement against the Government of Mongolia, which is a sovereign nation, regardless of the outcome of any arbitration proceeding.

Resolution 92, approved by the Parliament of Mongolia in November 2019, mandated the Government of Mongolia to take necessary measures to ensure the benefits to Mongolia of Oyu Tolgoi, including comprehensive measures to improve the implementation of the Oyu Tolgoi Investment Agreement. Resolution 103 was approved by the Parliament of Mongolia in December 2021 to resolve outstanding issues between Turquoise Hill, Rio Tinto and the Government of Mongolia in connection with the implementation of Resolution 92. On January 24, 2022, Turquoise Hill announced that it had successfully reached a mutual understanding of a renewed partnership with the Government of Mongolia and that the OTLLC board had unanimously approved commencement of the undercut. Turquoise Hill further announced the entering into of key agreements with the Government of Mongolia, which address the majority of the measures contemplated by Resolution 92.

If the terms of the Oyu Tolgoi Investment Agreement cannot be enforced effectively, OTLLC and Rio Tinto could be deprived of substantial rights and benefits arising from their investment in Oyu Tolgoi with little or no recourse against the Government of Mongolia, which by extension may also deprive Entrée of substantial rights and benefits arising from the Earn-in Agreement and the Entrée/Oyu Tolgoi JVA, with little or no recourse for fair and reasonable compensation. Similarly, if the key agreements with the Government of Mongolia cannot be enforced or if the Government of Mongolia does not abide by the terms of those key agreements or wishes to revise their terms, then irrespective of the ultimate outcome of any potential dispute, any requirement for OTLLC or Rio Tinto to engage in discussions or proceedings with the Government of Mongolia, whether or not formal, would result in significant delays, expense and diversion of management attention, including with respect to development of the Entrée/Oyu Tolgoi JV Property, which could have a material adverse impact on Entrée and the Company’s share price.

Resolution 103 may not be considered by the Government of Mongolia to resolve all outstanding issues.

Resolution 103 was approved by the Parliament of Mongolia in December 2021 to resolve outstanding issues between Turquoise Hill, Rio Tinto, and the Government of Mongolia in connection with the implementation of Resolution 92. Resolution 92 was approved by the Parliament of Mongolia in November 2019 and mandated the Government of Mongolia to take necessary measures to ensure the benefits to Mongolia of Oyu Tolgoi.

On January 24, 2022, Turquoise Hill announced the entering into of key agreements with the Government of Mongolia, which address the majority of the measures to be taken for Resolution 92 to be considered formally implemented. Rio Tinto recently stated that it continues to work with the Government of Mongolia to progress the remaining measures contained in Resolution 103. If the Government of Mongolia determines there are additional measures to be taken to implement Resolution 92 that are not addressed by the agreements or Resolution 103, if Rio Tinto fails to progress the remaining measures contained in Resolution 103, or if the agreements entered into or measures taken are prejudicial to the Company, the Company could be deprived of substantial rights and benefits arising from the Earn-in Agreement and Entrée/Oyu Tolgoi JVA, with little or no recourse for fair and reasonable compensation. Further, any requirement for the Company, OTLLC, or Rio Tinto to engage in discussions or proceedings with Erdenes Oyu Tolgoi LLC or the Government of Mongolia, whether or not formal, would result in significant delays, expense and diversion of management attention, including with respect to development of the Entrée/Oyu Tolgoi JV Property, which could have a material adverse impact on Entrée and the Company’s share price.

The actual cost of developing the Oyu Tolgoi project may differ materially from estimates and involve unexpected problems or delays.

OTLLC’s estimates regarding the cost of development and operation of the Oyu Tolgoi project are estimates only. The estimates and the assumptions upon which they are based are subject to a variety of risks and uncertainties and other factors that could cause actual expenditures to differ materially from those estimated. If these estimates prove incorrect, the total capital expenditures required to complete development of the Oyu Tolgoi project underground mine, including Entrée’s share of Entrée/Oyu Tolgoi JV capital expenditures being debt financed by OTLLC, may increase, which may have a material adverse impact on Entrée, its results of operations, financial conditions, and the Company’s share price. Specifically, the estimated schedule and cost for the completion of underground development by OTLLC, including in respect of timing of first development production and sustainable first production from the Entrée/Oyu Tolgoi JV Property and the development capital spend for the project, including Entrée’s share of Entrée/Oyu Tolgoi JV capital expenditures being debt financed by OTLLC, may differ materially from the results of the 2021 Technical Report or what was announced by Turquoise Hill following completion of the Definitive Estimate and further technical work to be conducted in connection therewith.

Turquoise Hill recently reported that the 2022 cost and schedule update identified an approximate 15-month delay in the commissioning of Shafts 3 and 4 from the schedule in the Definitive Estimate. OTLLC has confirmed it currently expects Shafts 3 and 4 to be commissioned in the first half 2024. Shafts 3 and 4 are required to provide ventilation to support production from Panels 1 and 2 during ramp up to 95,000 t/d.

There are a number of uncertainties inherent in the development and construction of any new or existing mine, including the Oyu Tolgoi project underground mine. These uncertainties include: the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and cost of skilled labour; ground and rock mass conditions and stability; the impact of fluctuations in commodity prices, process water, power and transportation, including costs of transport for the supply chain for the Oyu Tolgoi project, which requires routing approaches which have not been fully tested; the annual usage costs to the local province for sand, aggregate and water; the availability and cost of appropriate smelting and refining arrangements; and the need to obtain necessary environmental and other government permits, such permits being on reasonable terms, and the timing of those permits. The cost, timing and complexities of mine construction and development are increased by the remote location of the Oyu Tolgoi project.

It is common in new mining operations and in the development, construction, or expansion of existing facilities to experience unexpected problems and delays during such activities, which may cause delays in commencement or expansion of mineral production or sustainable production. Any delays could impact disclosed project economics. Accordingly, there is no assurance that the future development, construction, or expansion activities will be successfully completed within cost estimates, on schedule or at all and, if completed, there is no assurance that such activities will result in profitable mining operations.

There can be no assurance that OTLLC will be capable of securing the funding that it needs to continue the development of the Oyu Tolgoi project, including Hugo North Extension Lift 1.

Further development of the Oyu Tolgoi project depends upon the ability of OTLLC to obtain additional funding, and such additional funding may not be available or available on reasonable commercial terms.

The Oyu Tolgoi Investment Agreement includes a number of future covenants that may be outside of the control of the investors to perform.

The Oyu Tolgoi Investment Agreement commits Rio Tinto and OTLLC to perform many obligations in respect of the development and operation of the Oyu Tolgoi project, including to eventually utilize only Mongolian power sources. While performance of many of these obligations is within their effective control, the scope of certain obligations may be open to interpretation. Further, the performance of other obligations may require co-operation from third parties or may be dependent upon circumstances that are not necessarily within the control of Rio Tinto or OTLLC. Non-fulfillment of any obligation may result in a default or breach under the Oyu Tolgoi Investment Agreement. Such a default or breach could result in a termination of the Oyu Tolgoi Investment Agreement or damages accruing, which may have a material adverse impact on Entrée and the Company’s share price.

Oyu Tolgoi project operations in Mongolia may be affected by the armed conflict between Ukraine and Russia.

The ongoing Russia-Ukraine conflict is causing disruptions of certain critical supplies such as oil and gas to the Oyu Tolgoi project and may have an adverse effect on Entrée/Oyu Tolgoi JV operations and the Company’s business, financial conditions, and results of operations. Russia’s invasion of Ukraine in February 2022 has led to economic sanctions and export control measures being levied against Russia by the international community and may result in additional sanctions, export control measures or other international action, which have and could in the future result in, among other things, severe or complete restrictions on exports and other commerce and business dealings involving Russia, certain regions of Ukraine, or particular entities and individuals, any of which may lead to increased inflation and have a destabilizing effect on commodity prices, supply chains and global economies more broadly. The extent and duration of the current Russia-Ukraine conflict and related international action cannot be accurately predicted and the effects of such conflict may magnify the impact of other risk factors relevant to the Oyu Tolgoi project and the Company, including those relating to commodity price volatility and supply chain.

There are risks associated with companies operating sustainably, their community relations and their social licence to operate.

Mining companies are increasingly required to operate in a sustainable manner and to provide benefits to affected communities, and there are risks associated with the OTLLC, Rio Tinto or the Company failing to maintain a “social licence” to operate Oyu Tolgoi including the Entrée/Oyu Tolgoi JV Project. “Social licence” does not refer to a specific permit or licence, but rather is a broad term used to describe community and even governmental acceptance of a company’s plans and activities related to exploration, development, or operations on its mineral projects. Despite a company’s best efforts, there are factors that may affect its efforts to maintain social licence, including national or local changes in sentiment toward mining, evolving social concerns, changing economic conditions and challenges, and the influence of opposition toward mining on local support. There can be no guarantee that social licence can be maintained, and without strong community support, the ability to secure necessary permits, obtain project financing, and/or move a project into development or operation may be compromised or precluded. Delays attributable to a lack of community support or other community-related disruptions or delays can translate directly into a decrease in the value of a project or into an inability to bring the project to, or maintain, production. The cost of measures and other issues relating to the sustainable development of mining operations may result in additional operating costs, higher capital expenditures, reputational damage, active community opposition and other unforeseeable consequences.

Risks Associated With the Amended Funding Agreement

In certain circumstances the Company may be required to return a portion of the Deposit to Sandstorm.

The 2013 Agreement provided for a partial refund of the Deposit and a pro rata reduction in the number of metal credits deliverable to Sandstorm in the event of a partial expropriation of Entrée’s economic interest, contractually or otherwise, in the Entrée/Oyu Tolgoi JV Property. The Amended Funding Agreement provides that the Company will not be required to make any further refund of the Deposit if Entrée’s economic interest is reduced by up to and including 17%. If there is a reduction of greater than 17% up to and including 34%, the Amended Funding Agreement provides the Company with greater flexibility and optionality in terms of how the Company will refund a corresponding portion of the Deposit, including not requiring Entrée to refund cash. To the extent there is an expropriation of greater than 34%, which is not reversed during the abeyance period provided for in the Amended Funding Agreement with Sandstorm, the Company will be required to return a portion of the Deposit in cash (the amount of the repayment not to exceed the amount of the Unearned Balance).

Certain events outside of Entrée’s control may be an event of default under the Amended Funding Agreement.

If an event of default occurs under the Amended Funding Agreement, the Company may be required to immediately pay to Sandstorm a default fee, which it may not have sufficient funds to cover. Some potential events of default may be outside of Entrée’s control, including a full expropriation of Entrée’s economic interest, contractually or otherwise, in the Entrée/Oyu Tolgoi JV Property which is not reversed during the abeyance period provided for in the Amended Funding Agreement. If an event of default occurs and the Company is required to pay a default fee to Sandstorm, it may have a material adverse impact on Entrée’s business, financial condition, assets and prospects, and on the Company’s share price.

Short term fluctuations in mineral prices may expose the Company to trading losses.

Under the Amended Funding Agreement, the Company agrees to use future cash flows from its mineral property interests to purchase and deliver metal credits to Sandstorm. The Amended Funding Agreement does not require the Company to deliver actual metal production, therefore the Company will have to use revenue it receives from the sale of its share of metal production to purchase the requisite amount of metal credits for delivery to Sandstorm. To the extent metal prices on the day on which the Company’s production is sold are different from metal prices on the day on which the Company purchases metal credits for delivery to Sandstorm, the Company may suffer a gain or loss on the difference.

Risks Associated With Mining

Resource and reserve estimates, including estimates for the Hugo North Extension and Heruga deposits, are estimates only, and are subject to change based on a variety of factors.

The estimates of reserves and resources, including the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized, are estimates only and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques, and large-scale continuity and character of the deposits will only be determined once significant additional drilling and sampling has been completed and analyzed. Actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing market prices and the cost of recovering and processing minerals at the mine site. Market fluctuations in the price of metals or increases in the costs to recover metals may render the mining of ore reserves uneconomical and materially adversely affect operations. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period.

Prolonged declines in the market price of metals may render reserves containing relatively lower grades of mineralization uneconomic to exploit and could reduce materially reserves and resources. Should such reductions occur, the discontinuation of development or production might be required. The estimates of mineral reserves and resources attributable to a specific property are based on accepted engineering and evaluation principles. The estimated amount of contained metals in probable mineral reserves does not necessarily represent an estimate of a fair market value of the evaluated property.

There are numerous uncertainties inherent in estimating quantities of mineral reserves and resources. The estimates in the Company’s disclosure documents are based on various assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Any significant change in the assumptions underlying the estimates, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates, which may have a material adverse impact on Entrée and the Company’s share price.

Mineral prices are subject to dramatic and unpredictable fluctuations.

Entrée expects to derive revenues, if any, from the extraction and sale of base and precious metals such as copper, gold, silver and molybdenum. The price of those commodities has fluctuated widely in recent years, and is affected by numerous factors beyond Entrée’s control, including international economic, ESG and political trends, armed conflict and sanctions, expectations of inflation, global and regional demand, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities, increased production due to improved extraction and production methods and economic events, including COVID-19 and the performance of global economies. Ongoing worldwide economic uncertainty could lead to prolonged recessions in many markets which may, in turn, result in reduced demand for commodities, including base and precious metals.

The effect of these factors on the price of base and precious metals, and, therefore, the economic viability of any of Entrée’s property interests, cannot accurately be predicted. Should prevailing metal prices remain depressed, there may be a curtailment or suspension of mining, development, and exploration activities. Entrée would have to assess the economic impact of any sustained lower metal prices on recoverability and, therefore, the cut-off grade and level of reserves and resources. These factors could have an adverse impact on Entrée’s future cash flows, earnings, results of operations, stated reserves and financial condition, which may have an adverse impact on Entrée and the Company’s share price.

Entrée has interests in properties that are not in commercial production. There is no assurance that the existence of mineral reserves will be established in commercially exploitable quantities.

Mineral reserves have been established on Lift 1 of the Hugo North Extension deposit in Mongolia. Mineral resources have been outlined on Hugo North Extension Lift 2 and the Heruga deposit. Unless and until mineral reserves are established in economically exploitable quantities on a deposit, and it is brought into commercial production, Entrée cannot earn any revenues from operations on that deposit.

Mineral exploration and development involves substantial expenses and a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to adequately mitigate. There is no assurance that commercial quantities of ore will be discovered or that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production. The discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit, once discovered, is also dependent upon a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metallurgical recoveries, metal prices and government regulations, including regulations relating to taxation, royalties, allowable production, importing and exporting of minerals, and environmental protection. Most of the above factors are beyond the control of Entrée.

The probability of an individual prospect ever having mineral reserves that meet the requirements of the definition is extremely remote.

There can be no assurance that Entrée or its partners will be able to obtain or maintain any required permits.

Both mineral exploration and extraction require permits from various foreign, federal, state, provincial and local governmental authorities and are governed by laws and regulations, including those with respect to prospecting, mine development, mineral production, transport, export, taxation, labour standards, water rights, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. There can be no assurance that Entrée or any of its partners, including OTLLC, will be able to obtain or maintain any of the permits required for the continued exploration of mineral properties in which Entrée has an interest or for the construction and operation of a mine on those properties at economically viable costs. If required permits cannot be obtained or maintained, Entrée or its partners may be delayed or prohibited from proceeding with planned exploration or development of the mineral properties in which Entrée has an interest and Entrée’s business could fail.

Entrée’s property interests are subject to substantial environmental and other regulatory requirements and such regulations are becoming more stringent. Non-compliance with such regulations could materially adversely affect Entrée.

Entrée’s property interests are subject to environmental regulations in the various jurisdictions in which they are located. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors, and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Entrée’s operations. Environmental hazards may exist on the properties in which Entrée holds interests which are presently unknown to Entrée and which have been caused by previous or existing third-party owners or operators of the properties. Government approvals and permits are also often required in connection with various aspects of operations on the properties in which Entrée has an interest. To the extent that such approvals are required and not obtained, Entrée or its partners may be delayed or prevented from proceeding with planned exploration or development of the mineral properties, which may have a material, adverse impact on Entrée and its share price.

In Mongolia, Entrée is required to deposit 50% of its proposed reclamation budget with the local Soum Governor’s office (a soum is the local Mongolian equivalent of a township or district) which will be refunded only on acceptable completion of land rehabilitation after mining operations have concluded. Even if Entrée relinquishes its licences, Entrée will still remain responsible for any required reclamation.

There can be no assurance that title to licences and concessions is free from defects.

While Entrée has investigated title to the exploration and mining licences and concessions held by it and its partners, title may be challenged by third parties or the licences that permit Entrée or its partners to explore, develop or mine properties may expire if Entrée or its partners fail to timely renew them and pay the required fees.

Entrée cannot guarantee that its rights will not be revoked or altered to its detriment as a result of actions by the Mongolian Ministry of Mining, MRPAM, the Government of Mongolia’s Resolution 81, 140 and/or 175 or otherwise. The ownership and validity of exploration and mining licences and concessions are often uncertain and may be contested.

In Mongolia, should a third party challenge to the boundaries or registration of ownership arise, the Government of Mongolia may declare the property in question a special reserve for up to three years to allow resolution of disputes or to clarify the accuracy of its mining licence register.

Entrée is not aware of any third party challenges to the location or area of any of the licences or concessions in any of the jurisdictions in which it operates. There is, however, no guarantee that title to the licences and concessions will not be challenged or impugned in the future. If Entrée or its partners fail to pay the appropriate annual fees or timely apply for renewal, then these licences or concessions may expire or be forfeit.

Mineral exploration and development is subject to extraordinary operating risks. Entrée does not currently insure against these risks.

Mineral exploration and development involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Entrée’s operations will be subject to all of the hazards and risks inherent in the exploration and development of resources, including liability for pollution or hazards against which Entrée cannot insure or against which Entrée may elect not to insure. Any such event could result in work stoppages and damage to property, including damage to the environment. Entrée does not currently maintain any insurance coverage against all of these operating hazards. The payment of any liabilities that arise from any such occurrence would have a material, adverse impact on Entrée.

The mining industry is highly competitive and there is no assurance that Entrée will continue to be successful in acquiring property interests or in the recruitment or retention of qualified employees. If Entrée cannot continue to acquire property interests or recruit qualified personnel, its financial condition could be adversely affected.

There is aggressive competition within the mining industry for the identification and acquisition of property interests considered to have commercial potential, as well as the necessary labour and supplies required to develop such properties. Entrée competes with other companies, many of which have greater financial resources, operational experience and technical capabilities than Entrée, for the acquisition of property interests as well as for the recruitment and retention of qualified employees and other personnel. Entrée may not be able to maintain or acquire attractive property interests on terms it considers acceptable, or at all. Consequently, its financial condition could be materially adversely affected.

Global climate change.

Global climate change could exacerbate certain of the risks facing Entrée’s business, including the frequency and severity of weather-related events, resource shortages, changes in rainfall and storm patterns and intensities, water shortages, rising water levels and changing temperatures which can disrupt operations, damage infrastructure or assets, create financial risk or otherwise have a material adverse effect on Entrée’s results of operations, financial position or liquidity. These may result in substantial costs to respond during the event, to recover from the event and possibly to modify existing or future infrastructure requirements to prevent recurrence. Climate changes could also disrupt operations by impacting the availability and cost of materials needed for mining operations and could increase insurance and other operating costs. Global climate change also results in regulatory risks which vary according to the national and local requirements implemented by each jurisdiction where Entrée is present. There continues to be a lack of consistent climate legislation, which creates economic and regulatory uncertainty. Increased public awareness and concern regarding global climate change may result in more legislative and regulatory requirements to reduce or mitigate the effects of greenhouse gas emissions.

Risks Related To Entrée

Entrée may not have sufficient access to information from OTLLC or Rio Tinto.

OTLLC as manager of the Entrée/Oyu Tolgoi JV is required at all reasonable times to keep Entrée fully informed of operations on the Entrée/Oyu Tolgoi JV Property. However, Entrée has to date also relied upon access to Turquoise Hill’s public disclosure, including Turquoise Hill’s NI 43-101 Technical Report, for timely and detailed information about the Oyu Tolgoi project as a whole. On December 16, 2022, Turquoise Hill closed a plan of arrangement pursuant to which Rio Tinto acquired the approximately 49% of the outstanding shares of Turquoise Hill that it did not already own. Turquoise Hill’s shares have been delisted from the TSX and the New York Stock Exchange, it has ceased to be a reporting issuer in Canada, and it is no longer required to prepare and file continuous disclosure documents. As a result, Entrée may not have sufficient timely access to detailed technical, financial, and operational information about the Oyu Tolgoi project and government relations to enable Entrée to properly assess, act on, and disclose material risks and opportunities that may apply to Entrée’s business as they arise.

Entrée can provide investors with no assurances that it will generate any operating revenues or ever achieve profitable operations.

Although Entrée has been in the business of exploring mineral resource properties since 1995, Entrée has never had any revenues from its operations. In addition, its operating history has been restricted to the acquisition and exploration of its mineral properties. Entrée anticipates that it will continue to incur operating costs without realising any revenues until such time as the Entrée/Oyu Tolgoi JV Property is brought into production. Entrée expects to continue to incur losses into the foreseeable future. Entrée recognises that if it is unable to generate revenues from mining operations and any dispositions of its interests in properties, Entrée will not be able to earn profits or continue operations. Entrée can provide investors with no assurance that it will generate any operating revenues or ever achieve profitable operations.

Entrée may be forced to raise funds for operating expenses from outside sources.

Entrée has not generated any revenue from operations since its incorporation. Entrée anticipates that it will continue to incur operating expenses without revenues unless and until it is able to generate cash flows from the Entrée/Oyu Tolgoi JV Property. As at December 31, 2022, Entrée had working capital of approximately $6.4 million. Entrée’s average monthly operating expenses in 2022 were approximately $0.3 million, including general and administrative expenses and investor relations expenses. Entrée has a carried interest in the Entrée/Oyu Tolgoi JV Property. As a result, Entrée believes that it will not have to raise any additional funds to meet its currently budgeted operating requirements for the next 12 months. If these funds are not sufficient, or if Entrée does not begin generating revenues from operations sufficient to pay its operating expenses when Entrée has expended them, Entrée will be forced to raise necessary funds from outside sources. While Entrée may be able to raise funds through strategic alliances, joint ventures, product streaming or other arrangements, it has traditionally raised its operating capital from sales of equity, but there can be no assurance that Entrée will continue to be able to do so.

As a result of their existing shareholdings and agreements with Entrée, Sandstorm, Horizon, Rio Tinto, and OTLLC potentially have the ability to influence Entrée’s business and affairs.

Horizon’s beneficial shareholdings in the Company, totalling approximately 25.0% of the Company’s outstanding Common Shares, and Rio Tinto’s beneficial shareholdings in the Company, totalling approximately 16.1% of the Company’s outstanding Common Shares, potentially give Horizon and Rio Tinto the voting power to influence the policies, business and affairs of Entrée and the outcome of any significant corporate transaction or other matter, including approval of any significant amendments to or restructuring of existing agreements, a merger or business combination, or a sale of all, or substantially all, of Entrée’s assets including by delaying, deterring or preventing such transaction. In addition, Rio Tinto (on behalf of OTLLC) has operational control over the Entrée/Oyu Tolgoi JV Property. OTLLC and Sandstorm also have certain rights in the event of a proposed disposition by Entrée of its interest in the Entrée/Oyu Tolgoi JV and OTLLC has a right of first refusal with respect to any proposed disposition by Entrée of an interest in the Shivee West Property, which is not currently subject to the Entrée/Oyu Tolgoi JV.

The share position in the Company of each of Horizon and Rio Tinto may have the effect of delaying, deterring, or preventing a transaction involving a change of control of the Company in favour of a third party that otherwise could result in a premium in the market price of the Company’s Common Shares in the future. There can be no assurance that Sandstorm, Horizon, Rio Tinto, or OTLLC will exercise their rights or act in a manner that is consistent with the best interests of the Company or its other shareholders.

The Company’s Articles and indemnity agreements between the Company and its officers and directors indemnify its officers and directors against costs, charges and expenses incurred by them in the performance of their duties.

The Company’s Articles contain provisions requiring the Company to indemnify Entrée’s officers and directors against all judgements, penalties or fines awarded or imposed in, or an amount paid in settlement of, a legal proceeding or investigative action in which such party, by reason of being a director or officer of Entrée, is or may be joined. The Company also has indemnity agreements in place with its officers and directors. Such limitations on liability may reduce the likelihood of derivative litigation against the Company’s officers and directors and may discourage or deter the Company’s shareholders from suing its officers and directors based upon breaches of their duties to Entrée, though such an action, if successful, might otherwise benefit Entrée and the Company’s shareholders.

Investors’ interests in the Company will be diluted and investors may suffer dilution in their net book value per Common Share if the Company issues additional securities.

Entrée has never generated revenue from operations, and it is currently without a source of revenue. The Company may be required to issue additional securities to finance Entrée’s operations or to acquire additional property interests.

The Company may also in the future grant to some or all of Entrée’s directors, officers, consultants, and employees additional options to purchase Common Shares and additional deferred share units as non-cash incentives to those persons. The issuance of any options or deferred share units could, and the issuance of any additional Common Shares upon the exercise of options or redemption of deferred share units will, cause the Company’s existing shareholders to experience dilution of their ownership interests.

If the Company issues additional Common Shares, investors’ interests in the Company will be diluted and investors may suffer dilution in their net book value per Common Share depending on the price at which such securities are sold. As at December 31, 2022, the Company had outstanding options exercisable into 8,536,500 Common Shares and 4,589,000 outstanding Warrants exercisable into Common Shares. At the date of this AIF, the Company had outstanding options exercisable into 8,436,500 Common Shares and 5,089,000 outstanding Warrants exercisable into Common Shares which, if exercised as at the date of this AIF, would represent approximately 6.6% of the Company’s issued and outstanding Common Shares. In addition, as at December 31, 2022 and the date of this AIF, the Company had 1,553,000 vested deferred share units outstanding which, if such deferred share units were redeemed and the Company elected to issue Common Shares upon redemption, would represent approximately 0.8% of the Company’s issued and outstanding Common Shares as at the date of this AIF. If all of these securities are exercised or redeemed and the underlying Common Shares are issued, such issuance will cause a reduction in the proportionate ownership and voting power of all other shareholders. The dilution may result in a decline in the market price of the Company’s Common Shares.

There can be no assurance that the Company will ever have sufficient earnings to declare and pay dividends.

The Company has no earnings or dividend record. The Company has not paid dividends on its Common Shares since incorporation and does not anticipate doing so in the foreseeable future. The Company’s current intention is to apply any future net earnings to increase its working capital. Prospective investors seeking or needing dividend income or liquidity should, therefore, not purchase the Company’s Common Shares. The Company currently has no revenue and a history of losses, so there can be no assurance that the Company will ever have sufficient earnings to declare and pay dividends to the holders of Common Shares.

Certain associations may give rise to conflicts of interest.

Some of the directors and officers of the Company are also directors, officers or employees of other companies that are similarly engaged in the business of acquiring, exploring and developing natural resource properties. Such associations may give rise to conflicts of interest from time to time. Entrée’s directors and officers are required by law to act honestly and in good faith with a view to its best interests and to disclose any interest which they may have in any of its projects or opportunities. In general, if a conflict of interest arises at a meeting of a board of directors, any director in a conflict will disclose his or her interest and abstain from voting on such matter or, if he or she does vote, his or her vote does not count.

There can be no assurance that Entrée will be able to attract and retain key management personnel.

Entrée’s ability to continue its exploration and development activities and to develop a competitive edge in the marketplace depends, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and there can be no assurance that Entrée will be able to attract and retain such personnel. Its development now, and in the future, will depend on the efforts of key management figures. The loss of any of these key people could have a material adverse effect on Entrée’s business. Entrée currently only maintains key-man life insurance on its President & Chief Executive Officer.

Fluctuations in currency exchange rates may impact Entrée’s financial position and results.

Fluctuations in Canadian and United States currency exchange rates may significantly impact Entrée’s financial position and results.

Future negative effects due to changes in tax regulations cannot be excluded.

Entrée runs its business in different countries and strives to run its business in as tax efficient a manner as possible. The tax systems in certain of these countries are complicated and subject to change. For this reason, the possibility of future negative effects on the results of the Company due to changes in tax regulations cannot be excluded. Repatriation of earnings to Canada from other countries may be subject to withholding taxes. Entrée has no control over withholding tax rates.

The Company is subject to anti-corruption legislation.

The Company is subject to Canada’s Corruption of Foreign Officials Act and other similar legislation such as the U.S. Foreign Corrupt Practices Act (collectively, “Anti-Corruption Legislation”), which prohibits Entrée or any officer, director, employee or agent of Entrée or any shareholder of the Company on its behalf from paying, offering to pay, or authorizing the payment of anything of value to any foreign government official, government staff member, political party, or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity. Anti-Corruption Legislation also requires public companies to make and keep books and records that accurately and fairly reflect their transactions and to devise and maintain an adequate system of internal accounting controls. Entrée’s international activities create the risk of unauthorized payments or offers of payments by its employees, consultants or agents, even though they may not always be subject to its control. Entrée prohibits these practices by its employees and agents. However, Entrée’s existing safeguards and any future improvements may prove to be less than effective, and its employees, consultants and agents may engage in conduct for which it might be held responsible. Any failure by Entrée to adopt appropriate compliance procedures and ensure that its employees and agents comply with Anti-Corruption Legislation and applicable laws and regulations in foreign jurisdictions could result in substantial penalties or restrictions on

Entrée’s ability to conduct business in certain foreign jurisdictions, which may have a material adverse impact on Entrée and the price of the Company’s Common Shares.

Entrée may be subject to increased costs and compliance risks as a result of being a public company.

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly over time. The Company anticipates that general and administrative costs associated with regulatory compliance will continue to increase with ongoing compliance requirements under the Sarbanes-Oxley Act of 2002, as amended (“Sarbanes-Oxley”), the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as any new rules implemented by the SEC, Canadian Securities Administrators, the OTCQB and the TSX in the future. These rules and regulations have significantly increased the Company’s legal and financial compliance costs and made some activities more time-consuming and costly. There can be no assurance that the Company will effectively meet all of the requirements of these rules and regulations, including Sarbanes-Oxley Section 404, National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators (“NI 52-109”), the continued listing standards of the TSX and the eligibility requirements of the OTCQB. Any failure to effectively implement internal controls, or to resolve difficulties encountered in their implementation, could harm the Company’s operating results, cause the Company to fail to meet reporting obligations or result in management being required to give a qualified assessment of the Company’s internal controls over financial reporting or the Company’s independent auditors providing an adverse opinion regarding management’s assessment. Any such result could cause investors to lose confidence in the Company’s reported financial information, which could have a material adverse effect on the trading price of the Company’s Common Shares. Any failure to comply with the continued listing standards of the TSX or the eligibility requirements of the OTCQB, including by maintaining a minimum listing price, could result in, among other things, the initiation of delisting proceedings from the TSX and quotation of the Company’s Common Shares on the OTC Pink Open Market, which may severely adversely affect the market liquidity for the Company’s Common Shares by limiting the ability of broker-dealers to sell such Common Shares, and the ability of shareholders to sell their Common Shares in the secondary market. Ongoing compliance requirements have also made it more difficult and more expensive for the Company to obtain director and officer liability insurance, and the Company may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage in the future. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its Board or as executive officers. If the Company fails to maintain the adequacy of its internal control over financial reporting, the Company’s ability to provide accurate financial statements and comply with the requirements of Sarbanes-Oxley and NI 52-109 could be impaired, which could cause the price of the Company’s Common Shares to decrease.

Internal controls cannot provide absolute assurance with respect to the reliability of financial reporting and financial statement preparation.

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation.

Entrée’s operations depend on information technology (“IT”) systems.

These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyberattacks, as well as disruptions resulting from incidents such as cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, vandalism and theft. Entrée’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact Entrée’s reputation and results of operations. Although to date Entrée has not experienced any material losses relating to cyber attacks or other information security breaches, there can be no assurance that Entrée will not incur such losses in the future. Entrée’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, Entrée may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Entrée believes that it was a passive foreign investment company (“PFIC”) during 2022, which may have a material effect on U.S. Holders.

The Company believes it was a “passive foreign investment company” within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended (“PFIC”) during the year ended December 31, 2022 and, based on current business plans and financial expectations, believes it may be a PFIC in its current tax year and subsequent tax years, which may have a material effect on United States shareholders (“U.S. Holders”). If the Company is a PFIC for any year during a U.S. Holder’s holding period of Common Shares, then such U.S. Holder generally will be required to treat any gain realized upon a disposition of the Common Shares or any so-called ‘‘excess distribution’’ received on its Common Shares as ordinary income, and to pay an interest charge on a portion of such gain or distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. Holder. Subject to certain limitations, these tax consequences may be mitigated if a U.S. Holder makes a timely and effective “QEF Election” (as defined below) or a “Mark-to-Market Election” (as defined below). A U.S. Holder who makes a timely and effective QEF Election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts with respect to the Common Shares. However, U.S. Holders should be aware that there can be no assurance that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF election rules, in the event that the Company is a PFIC and a U.S. Holder wishes to make a QEF election. Thus, U.S. Holders may not be able to make a QEF Election with respect to their Common Shares. A U.S. Holder who makes the Mark-to-Market Election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the holder’s basis therein. Additional adverse rules would apply to U.S. Holders for any year in which the Company is a PFIC and the Company owns or disposes of shares in another corporation which is a PFIC. Each potential investor who is a U.S. taxpayer should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of the Common Shares.

It may be difficult to enforce judgments or bring actions outside the United States against the Company and certain of its directors.

The Company is a Canadian corporation and certain of its directors are neither citizens nor residents of the United States. A substantial part of the assets of several of these persons are located outside the United States. As a result, it may be difficult or impossible for an investor: to enforce in courts outside the United States judgments obtained in United States courts based upon the civil liability provisions of United States federal securities laws against these persons and the Company; or to bring in courts outside the United States an original action to enforce liabilities based upon United States federal securities laws against these persons and the Company.

There are differences in United States and Canadian reporting of reserves and resources.

The disclosure in this AIF uses terms that comply with reporting standards in Canada. These terms are defined in and required to be used by the Company pursuant to NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral properties. NI 43-101 differs from the disclosure requirements of the SEC generally applicable to U.S. companies. For example, terms defined in and required to be disclosed by NI 43-101 may differ from the definitions in subpart 1300 of Regulation S-K under the Exchange Act, based on the Committee for Mineral Reserves International Reporting Standards.

Accordingly, descriptions of mineral deposits contained in this AIF may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

As a “foreign private issuer”, the Company is exempt from Section 14 proxy rules and Section 16 of the Exchange Act.

The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 of the Exchange Act. Therefore, the Company is not required to file a Schedule 14A proxy statement in relation to the annual meeting of shareholders. The submission of proxy and annual meeting of shareholder information on Form 6-K may result in shareholders having less complete and timely information in connection with shareholder actions. The exemption from Section 16 rules regarding reports of beneficial ownership and purchases and sales of Common Shares by insiders and restrictions on insider trading in our securities may result in shareholders having less data and there being fewer restrictions on insiders’ activities in the Company’s securities.

DIVIDENDS

The Company has not declared any dividends on its Common Shares since its inception on July 19, 1995. There is no restriction in the Company’s Articles that will limit its ability to pay dividends on its Common Shares. However, the Company does not anticipate declaring and paying dividends to its shareholders in the near future.

CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of Common Shares without par value, of which 198,134,931 were issued and outstanding at December 31, 2022 and 198,784,931 were issued and outstanding at March 31, 2023. Each Common Share is entitled to one vote. All Common Shares of the Company rank equally as to dividends, voting power and participation in assets. No Common Shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provision for exchange, exercise, redemption and retraction, purchase for cancellation, surrender or sinking or purchase funds. Provisions as to modification, amendments or variation of such rights or such provisions are contained in the BCBCA and the Company’s Articles.

MARKET FOR SECURITIES

The Company’s shares were traded on the TSX Venture Exchange until April 24, 2006. On April 24, 2006 the Company began trading on the TSX. The Company’s symbol is “ETG” and its CUSIP number is 29384J 10 3. The Company’s Common Shares were also traded on the NYSE American LLC until September 30, 2019 under the symbol “EGI”. Effective October 1, 2019, the Company’s Common Shares were voluntarily delisted from the NYSE American LLC and commenced trading on the OTCQB under the symbol “ERLFF”.

Trading History

The following tables sets forth, for each month of the most recently completed financial year, the price range and volumes traded or quoted on the TSX (as reported by TSX Infosuite):

TSX Trading Data 2022
	High Cdn$	Low Cdn$	Close Cdn$	Volume

January	1.02	0.71	0.86	2,006,231

February	1.03	0.81	0.90	1,983,486

March	1.14	0.84	1.12	2,921,031

April	1.19	0.97	1.00	1.370,528

May	1.01	0.81	0.88	1,031,094

June	0.96	0.75	0.84	531,934

July	0.82	0.73	0.80	874,293

August	0.87	0.74	0.82	1,023,817

September	1.12	0.79	0.90	1,381,534

October	0.99	0.80	0.90	1,101,811

November	1.16	0.90	1.12	1,930,056

December	1.22	1.08	1.15	1,563,208

The closing price of the Company’s Common Shares as reported by the TSX on December 30, 2022 (the last trading day of the year) was C$1.15.

The Company’s Common Shares are issued in registered form. Computershare Investor Services Inc. is the registrar and transfer agent for the Company’s Common Shares.

On December 31, 2022, the shareholders’ list for the Company’s Common Shares showed 1,181 registered shareholders and 198,134,931 Common Shares outstanding.

The Company has no outstanding securities not listed on a marketplace other than incentive stock options, deferred share units and Warrants. Since the beginning of the most recently completed financial year, 708,000 deferred share units and stock options to purchase an aggregate 1,047,000 Common Shares were granted. The following table outlines the details of the stock option awards:

Number of Options	Exercise Price C$	Award Date	Expiry Date
100,000	$1.07	April 22, 2022	April 21, 2027
200,000	$0.82	June 16, 2022	June 15, 2027
747,000	$1.14	November 29, 2022	November 28, 2027

ESCROWED SECURITIES

There were no escrowed securities at December 31, 2022.

DIRECTORS AND OFFICERS

The Company’s Board consisted of six directors as at December 31, 2022.

The term of office for each director expires at the next annual general meeting following his or her election or appointment. The following is a brief account of the education and business experience of each director and executive officer, indicating each person’s principal occupation during the last five years.

Alan Edwards, Non-Executive Chair and Director

Mr. Edwards has been a director of the Company since March 8, 2011.

Mr. Edwards has more than 40 years of diverse mining industry experience. He is a graduate of the University of Arizona, where he obtained a Bachelor of Science Degree in Mining Engineering and an MBA (Finance). Mr. Edwards is currently the President of AE Resources Corp., an Arizona based company. Mr. Edwards is a director of Americas Gold and Silver Corporation and Arizona Sonoran Copper Company Inc. He formerly led Oracle Mining Corporation (CEO), Copper One Inc. (President and CEO), Frontera Copper Corporation (President & CEO), and Apex Silver Corporation (EVP and COO). Mr. Edwards has previously held the positions of Non-Executive Chairman of the Boards for Tonogold Resources Inc., Mason Resources Corp. (until its acquisition by Hudbay Minerals Inc.), Rise Gold Corp., AQM Copper Inc. (until its acquisition by Teck Resources Ltd.) and AuRico Gold Inc. Mr. Edwards began his career at Phelps Dodge Mining Company in Ajo, Arizona.

Teresa Conway, Director

Ms. Conway has been a director of the Company since June 16, 2022.

Ms. Conway is a former executive with 25 years of experience in the North American energy markets. She was most recently the President and CEO of Powerex (2005 - 2017), and prior to that, she was CFO. She was also with PriceWaterhouse Coopers and her primary focus was mining. Ms. Conway holds a BBA from Simon Fraser University and is a Chartered Professional Accountant (CPA, CA). In addition, Ms. Conway has the designation ICD.D from the Institute of Corporate Directors. Ms. Conway also serves on the Board of Directors of Eldorado Gold Corporation and Altius Minerals Corporation.

Allan Moss, Director

Mr. Moss has been a director of the Company since April 12, 2022.

Mr. Moss has more than 40 years global experience in technical aspects of mining, the last 20 years of which has been focused on block caving. He is the President of Sonal Mining Technology Inc. (“Sonal”), a company providing technical advice to the caving industry, since 2016. Mr. Moss currently acts as an independent technical advisor to several companies involved in caving, including Newcrest Mining and Freeport McMoRan.

Prior to Sonal, Mr. Moss held a range of senior technical management and advisory positions with the Rio Tinto Copper group with a focus on underground mining. Mr. Moss is a Chartered Engineer (UK), a registered Eur. Ing (EU) and an adjunct professor at the University of British Columbia teaching caving practices.

Michael Price, Director

Dr. Price has been a director of the Company since February 5, 2018.

Dr. Price has over 40 years of experience in mining and mining finance. He is currently a Non-Executive Director of Galiano Gold Inc. and is the Senior Adviser and Representative, Resource Capital Funds. During his career, Dr. Price has served as Managing Director, Joint Global Head of Mining and Metals, Barclays Capital, Managing Director, Global Head of Mining and Metals, Societe Generale and Head of Resource Banking and Metals Trading, NM Rothschild and Sons. Dr. Price has B.Sc. and Ph.D. qualifications in Mining Engineering from University College Cardiff and he has a Mine Manager’s Certificate of Competency (South Africa).

Paula Rogers, Director

Ms. Rogers has been a director of the Company since June 16, 2022.

Ms. Rogers has over 25 years of experience working with Canadian-based international public companies in the areas of corporate governance, treasury, mergers and acquisitions, financial reporting, and tax strategy. Ms. Rogers has been an officer of several public companies including Vice President, Treasurer of Goldcorp Inc. and Treasurer of Wheaton River Minerals Ltd., where she was responsible for the financing and tax structuring of several significant transactions. She also held various senior finance positions in corporate reporting, tax, and treasury at Finning International Inc. over a period of nine years. Currently, Ms. Rogers is Chair of Diversified Royalty Corp., and also serves on the board of directors of Copper Mountain Mining Corporation and Argonaut Gold Inc.

Ms. Rogers graduated from the University of British Columbia with a Bachelor of Commerce degree and holds a Chartered Professional Accountant, Chartered Accountant designation.

Stephen Scott, President, Chief Executive Officer and Director

Mr. Scott was appointed to the position of Interim Chief Executive Officer on November 16, 2015. He was appointed to the positions of President, Chief Executive Officer and director on April 1, 2016.

Mr. Scott has over 30 years of global experience in all mining industry sectors. Before joining Entrée, he was the President of Minenet Advisors, a capital markets and management advisory consultancy providing a broad range of advice and services to clients relating to planning and execution of capital markets transactions, strategic planning, generation and acquisition of projects, and business restructuring. Between 2000 and 2014, Mr. Scott held various global executive positions with Rio Tinto including General Manager Commercial, Rio Tinto Copper and President and Director of Rio Tinto Indonesia. He is an experienced public company director having served as an independent director on the boards of a number of TSX and AIM listed public mining companies. Mr. Scott holds a Bachelor of Business and Graduate Certificate in Corporate Secretarial Practises from Curtin University in Western Australia.

Duane Lo, Chief Financial Officer

Mr. Lo was appointed to the position of Interim Chief Financial Officer on April 1, 2016 and was appointed to the position of Chief Financial Officer on November 1, 2016.

Mr. Lo has over 20 years of experience in accounting and financial management, the majority of which has been spent in the financing, management and administration of mining operations and development projects in Brazil, Africa and other jurisdictions. Mr. Lo was previously the Chief Financial Officer of Mason Resources Corp., the Executive Vice President and Chief Financial Officer of Luna Gold Corp., and Corporate Controller for First Quantum Minerals Ltd. Mr. Lo was also employed at Deloitte in the assurance and advisory practice. He holds a Chartered Professional Accountant, Chartered Accountant (CPA, CA) designation from the Institute of Chartered Accountants of British Columbia. Mr. Lo is currently Chief Financial Officer and a director of Ridgeline Minerals Corp., Chief Financial Officer of Element 29 Resources Inc., and a director of Avant Brands Inc.

Susan McLeod, Vice President, Legal Affairs and Corporate Secretary

Ms. McLeod joined the Company as Vice President, Legal Affairs on September 22, 2010 and was appointed Corporate Secretary on November 22, 2010.

Prior to joining Entrée, Ms. McLeod was in private practise in Vancouver, Canada since 1997, most recently with Fasken. She has worked as outside counsel to public companies engaged in international mineral exploration and mining. She has advised clients with respect to corporate finance activities, mergers and acquisitions, corporate governance and continuous disclosure matters, and mining-related commercial agreements. Ms. McLeod was also previously the Chief Legal Officer and Corporate Secretary of Mason Resources Corp. Ms. McLeod holds a B.Sc. and an LLB from the University of British Columbia and is a member of the Law Society of British Columbia.

The table below sets out the municipality of residence and securities held by directors and executive officers as at December 31, 2022.

Name and municipality of residence	No. of Common Shares beneficially owned, directly or indirectly, or controlled(1).	No. of securities held on a fully- diluted basis
Alan Edwards(2) Arizona U.S.A.	1,117,520	Common Shares: Warrants: Stock options: Deferred share units: Total:	1,117,520 37,500 785,000 175,000 2,115,020
Teresa Conway(3) British Columbia Canada	Nil	Common Shares: Warrants: Stock options: Deferred share units: Total:	Nil Nil 160,000 65,000 225,000
Allan Moss(4) British Columbia Canada	Nil	Common Shares: Warrants: Stock options: Deferred share units: Total:	Nil Nil 160,000 65,000 225,000
Michael Price(5) (6) London, UK	70,000	Common Shares: Warrants: Stock options: Deferred share units: Total:	70,000 35,000 885,000 175,000 1,165,000
Paula Rogers (7) British Columbia Canada	30,000	Common Shares: Warrants: Stock options: Deferred share units: Total:	30,000 Nil 160,000 65,000 255,000
Stephen Scott(8) British Columbia Canada	1,238,541	Common Shares: Warrants: Stock options: Deferred share units: Total:	1,238,541 50,000 1,900,000 390,000 3,578,541
Duane Lo British Columbia Canada	1,129,042	Common Shares: Warrants: Stock options: Deferred share units: Total:	1,129,042 11,500 938,000 230,000 2,308,542
Susan McLeod British Columbia Canada	1,022,199	Common Shares: Warrants: Stock options: Deferred share units:	1,022,199 Nil 1,004,000 278,000

Name and municipality of residence	No. of Common Shares beneficially owned, directly or indirectly, or controlled(1).	No. of securities held on a fully- diluted basis
		Total:	2,304,199

(1)

Meaning an officer of the issuer, or a director or senior officer that has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of and control or direction over securities of the issuer carrying more than 10% of the voting rights attached to all the issuer’s outstanding securities.

(2)	Non-Executive Chair of the Board. Member of the Technical Committee.

(3)	Member of the Corporate Governance & Nominating Committee (Chair), Compensation Committee (Chair), and Audit Committee.

(4)	Member of the Technical Committee (chair), Corporate Governance & Nominating Committee, and Compensation Committee.

(5)	Member of the Audit Committee, and Technical Committee.

(6)

Subsequent to December 31, 2022, Dr. Price disposed of 47,000 Common Shares and exercised 100,000 stock options. As at the date of this AIF, Dr. Price held 123,000 Common Shares, 35,000 Warrants, 785,000 stock options and 175,000 deferred share units totalling 1,118,000 securities.

(7)	Member of the Audit Committee (Chair), Corporate Governance & Nominating Committee, and Compensation Committee.

(8)	Member of the Technical Committee.

To the best of the Company’s knowledge as at December 31, 2022, directors and executive officers, as a group, beneficially owned, or controlled or directed, directly or indirectly, 4,607,302 Common Shares (March 31, 2023 – 4,660,302 Common Shares) (not including Common Shares issuable upon exercise of Warrants or stock options or redemption of deferred share units) representing 2.3% of the outstanding Common Shares (March 31, 2023 – 2.3%).

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Alan Edwards, a director of the Company, was Chairman of the Board of Oracle Mining Corp. (“Oracle”) until his resignation effective February 15, 2015. On December 23, 2015, Oracle announced that the Superior Court of Arizona had granted the application of Oracle’s lender to appoint a receiver and manager over the assets, undertaking and property of Oracle Ridge Mining LLC.

Standing Committees of the Board of Directors

The standing committees of the Board are the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Technical Committee.

Audit Committee

The Audit Committee is comprised of three directors, each of whom, in the judgement of the Board, meets the independence requirements of applicable securities legislation and policies for audit committee members. The members of the Audit Committee are Paula Rogers (Chair), Teresa Conway, and Michael Price. All members of the Audit Committee are financially literate. Relevant education and experience for members of the Audit Committee is listed under their profiles above.

The mandate of the Audit Committee is to oversee the Company’s financial reporting obligations, systems and disclosure, including monitoring the integrity of the Company’s financial statements, monitoring the independence and performance of the Company’s external auditors and acting as a liaison between the Board and the Company’s auditors. The activities of the Audit Committee typically include reviewing interim financial statements and annual financial statements, management’s discussion and analysis and news releases with respect to the Company’s financial performance before they are publicly disclosed, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to shareholders. Other responsibilities include reviewing the results of internal and external audits and any change in accounting procedures or policies and evaluating the performance of the Company’s auditors. The Audit Committee communicates directly with the Company’s external auditors in order to discuss audit and related matters whenever appropriate.

The full text of the Audit Committee Charter is attached to this AIF as an Appendix.

Audit Fees

The following table shows the aggregate fees billed to the Company by its external auditor in each of the last two years.

	2022	2021

Audit Fees(1)	$36,936	$24,227

Audit Related Fees(2)	$Nil	$Nil

Tax Fees(3)	$Nil	$Nil

All other fees	$Nil	$Nil

Total:	$36,936	$24,227

(1)

Audits of the Company’s consolidated financial statements, meetings with the Audit Committee and management with respect to annual filings, consulting and accounting standards and transactions, issuance of consent in connection with Canadian and United States securities filings.

(2)

Audit-related fees paid for assurance and related services by the auditors that were reasonably related to the performance of the audit or the review of the Company’s quarterly financial statements that are not included in Audit Fees.

(3)	Tax compliance, taxation advice and tax planning for international operations.

Compensation Committee

The Compensation Committee is comprised of three directors, each of whom, in the judgement of the Board, meets the independence requirements of applicable securities legislation and policies for compensation committee members. The members of the Compensation Committee are: Teresa Conway (Chair), Allan Moss, and Paula Rogers.

The primary objective of the Compensation Committee is to discharge the Board’s responsibilities relating to compensation and benefits of the executive officers and directors of the Company to ensure that such compensation realistically reflects the responsibilities and risks of such positions. In addition, the Compensation Committee makes recommendations for grants made under the Company’s Stock Option Plan and Deferred Share Unit Plan, determines the recipients of, and the nature and size of share compensation awards granted from time to time, and determines any bonuses to be awarded from time to time.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is comprised of three directors, each of whom, in the judgement of the Board, meets the independence requirements of applicable securities legislation and policies for nominating committee members. The Corporate Governance and Nominating Committee: (1) assists the Board, on an annual basis, by identifying individuals qualified to become Board members, and recommends to the Board the director nominees for the next annual meeting of shareholders; (2) assists the Board in the event of any vacancy on the Board by identifying individuals qualified to become Board members, and recommends to the Board qualified individuals to fill any such vacancy; and (3) recommends to the Board, on an annual basis, director nominees for each Board committee. The members of the Corporate Governance and Nominating Committee are: Teresa Conway (Chair), Allan Moss, and Paula Rogers.

Technical Committee

The members of the Technical Committee consist of Allan Moss (Chair), Alan Edwards, Michael Price, and Stephen Scott. In the judgement of the Board, Mr. Moss, Mr. Edwards, and Dr. Price are independent directors. Mr. Scott is not independent, by virtue of the fact that he is the President and Chief Executive Officer of the Company. The mandate of the Technical Committee is to exercise all the powers of the Board (except those powers specifically reserved by law to the Board itself) during intervals between meetings of the Board pertaining to the Company’s mining properties, programs, budgets, and other related activities and the administration thereof.

Potential Conflicts of Interest

To the best of the Company’s knowledge, and other than as disclosed in this AIF, there are no known existing or potential conflicts of interest between the Company and any director or officer of the Company. The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies. Such associations may give rise to conflicts of interest from time to time. Directors are required by law to act honestly and in good faith with a view to Entrée’s best interests and to disclose any interest which they may have in any of Entrée’s projects or opportunities. In general, if a conflict of interest arises at a meeting of the Board, any director in a conflict will disclose his or her interest and abstain from voting on such matter or, if he or she does vote, his or her vote does not count. In determining whether or not Entrée will participate in any project or opportunity, the directors will primarily consider the degree of risk to which Entrée may be exposed and its financial position at that time.

PROMOTERS

Not applicable.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

On May 26, 2022, the Company commenced binding arbitration proceedings to seek declarations and orders for specific performance relating to certain provisions of the Earn-in Agreement and the Entrée/Oyu Tolgoi JVA. Both Turquoise Hill and OTLLC are respondents to the arbitration proceedings.

The commencement of arbitration proceedings followed protracted discussions with Rio Tinto and OTLLC to confirm the transfer of the Shivee Tolgoi and Javhlant mining licences to OTLLC, either in conjunction with finalization and execution of a restructured or amended agreement with OTLLC, or performance of certain provisions of the existing agreements among the parties.

While the Company remains committed to seeking a commercial resolution with Rio Tinto and OTLLC and the parties continue to make progress, the Company’s Board concluded that given the risks inherent with the existing structure, the already lengthy discussions between the parties, and the long lead-time to any arbitration award, it was in the Company’s best interests to commence proceedings to enforce the Earn-in Agreement and Entrée/Oyu Tolgoi JVA.

The arbitration was commenced in Vancouver, British Columbia under the International Commercial Arbitration Act (British Columbia). A three-member Tribunal has been appointed and a merits hearing has been set for April 2024.

INTEREST IN MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Not applicable.

TRANSFER AGENTS AND REGISTRARS

Computershare Investor Services Inc. at its offices in Vancouver and Toronto is both the transfer agent and registrar for the Company. Their address is 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3G9, Telephone: (604) 689-9853, Facsimile: (604) 689-8144.

MATERIAL CONTRACTS

1.	Amended and Restated Equity Participation and Funding Agreement dated February 14, 2013 and amended March 1, 2016 between Entrée Gold Inc. and Sandstorm Gold Ltd.

See “Description of the Business – Sandstorm – Amended and Restated Equity Participation and Funding Agreement” above.

2.	Joint Venture Agreement effective June 30, 2008 between Entrée Gold Inc. and Ivanhoe Mines Mongolia Inc. XXK (now OTLLC).

Pursuant to Earn-In Agreement, a joint venture was formed on June 30, 2008 and the parties were required to enter into the Entrée/Oyu Tolgoi JVA in the form attached to the Earn-In Agreement as Appendix A.

The Entrée/Oyu Tolgoi JVA contains provisions governing the parties’ activities on the Entrée/Oyu Tolgoi JV Property, including exploration, acquisition of additional real property and other interests, evaluation of, and if justified, engaging in development and other operations, engaging in marketing products, and completing and satisfying all environmental compliance and other continuing obligations affecting the Entrée/Oyu Tolgoi JV Property.

3.

Equity Participation and Earn-in Agreement dated October 15, 2004, between Entrée Gold Inc. and Ivanhoe Mines Ltd. (now Turquoise Hill), as amended on November 9, 2004 and subsequently assigned to Ivanhoe Mines Mongolia Inc. XXK (OTLLC) on March 1, 2005.

Under the Earn-In Agreement, OTLLC earned a 70% interest in mineralization above a depth of 560 m on the Entrée/Oyu Tolgoi JV Property, and an 80% interest in mineralization below that depth, by spending an aggregate $35 million on exploration. OTLLC completed its earn-in on June 30, 2008, at which time a joint venture was formed under the terms of the Entrée/Oyu Tolgoi JVA. The Entrée/Oyu Tolgoi JVA was intended to replace the Earn-In Agreement, with the Earn-In Agreement terminating, except for certain provisions that expressly survive the termination. Those parts include provisions related to the Entrée/Oyu Tolgoi JVA, title, tenure and related matters and arbitration.

INTEREST OF EXPERTS

Entrée’s auditor is Davidson & Company LLP, Chartered Professional Accountants, in Vancouver, British Columbia. The Company’s audited consolidated financial statements as at and for the years ended December 31, 2022, 2021 and 2020 have been filed under National Instrument 51-102 – Continuous Disclosure Obligations in reliance on the report of Davidson & Company, independent registered chartered professional accountants, given on their authority as experts in auditing and accounting. Davidson & Company LLP have confirmed they are independent of the Company in accordance with the rules of professional conduct of the Chartered Professional Accountants of British Columbia.

Wood Canada Limited prepared the 2021 Technical Report, which forms the basis of the scientific and technical disclosure regarding the Entrée/Oyu Tolgoi JV Project, a copy of which is available on SEDAR at www.sedar.com. To the knowledge of the Company, Wood and its designated professionals as a group have a registered or beneficial interest, direct or indirect, in less than one percent of the outstanding Common Shares.

Robert Cinits, P. Geo, formerly Vice President, Corporate Development of the Company and currently a consultant to Entrée, approved the technical information in this AIF and the Company’s news releases and other disclosure documents. Mr. Cinits has a registered or beneficial interest, direct or indirect, in 409,024 Common Shares and incentive stock options to purchase 44,500 Common Shares of the Company.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation is contained in the management information circular for the Annual General Meeting of the Company’s securityholders held on June 16, 2022. Additional financial information is contained in the Company’s comparative financial statements and MD&A as at and for the years ended December 31, 2022, 2021 and 2020. Copies of the information circular, financial statements and MD&A are available on SEDAR and may also be obtained upon request from the Company at Suite 1650, 1066 West Hastings Street, Vancouver, British Columbia V6E 3X1.

Additional information relating to Entrée Resources Ltd. may be found on SEDAR at www.sedar.com.

APPENDIX

TO ANNUAL INFORMATION FORM DATED MARCH 31, 2023

ENTRÉE RESOURCES LTD.

AUDIT COMMITTEE CHARTER

As Adopted by the Board of Directors on December 4, 2014 and amended on May 23, 2018, December 13, 2019, and March 30, 2023. Last reviewed on March 23, 2023.

I.         Purpose of Audit Committee of Entrée Resources Ltd. (the “Company”)

The purpose of the Audit Committee (the “Committee”) is to:

1.	Assist the Board of Directors of the Company (the “Board”) in fulfilling its oversight responsibilities relating to:

(a)

the quality and integrity of the Company’s financial statements, financial reporting process and systems of internal controls and disclosure controls regarding risk management, finance, accounting, and legal and regulatory compliance;

(b)	the appointment, independence, qualifications, and compensation of the Company’s independent accountants and review of the audit efforts of the Company’s independent accountants; and

(c)	the development and implementation of policies and processes regarding corporate governance matters.

2.	Provide an open avenue of communication between the independent accountants, the Company’s financial and senior management and the Board.

3.

Prepare any reports required to be prepared by the Committee pursuant to the rules of any stock exchange on which the Company’s shares are listed and pursuant to the rules of any securities commission or other regulatory authority having jurisdiction, whether for inclusion in the Company’s annual proxy statement or otherwise.

The Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Section VII below of this Charter.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits, or to determine that the Company’s financial statements are complete and accurate or are in accordance with generally accepted accounting principles, accounting standards, or applicable laws and regulations. This is the responsibility of management of the Company and the Company’s independent accountants, as well as any advisors employed by the Committee. Because the primary function of the Committee is oversight, the Committee shall be entitled to rely on the expertise, skills and knowledge of management and the Company’s independent accountants and the integrity and accuracy of information provided to the Committee by such persons in carrying out its oversight responsibilities. Nothing in this Charter is intended to change the responsibilities of management and the independent accountants.

II.        Composition

The Committee shall be composed of at least three directors, each of whom the Board determines has no relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, is otherwise “unrelated” and satisfies the definition of “independent” as set forth by National Instrument 52-110 - Audit Committees (“NI 52-110”) and any other applicable securities laws, rules or requirements of any stock exchange upon which the Company’s securities are listed as in effect from time to time.

If the Company’s securities are listed on the Toronto Stock Exchange, each member of the Audit Committee must serve on the Board and satisfy independence requirements. For the purposes of satisfying the independence requirement, Audit Committee members may not, other than in their capacity as members of the Committee, the Board, or any other committee of the Board (i) accept, directly or indirectly, any consulting, advisory, or other compensatory fee1 from the Company, or of the Company’s subsidiaries; or (ii) be an affiliate of the Company or any of the Company’s subsidiaries.

Each Committee member must have no direct or indirect material relationship with the Company. For the purpose of this Charter, a “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgement.

All members of the Committee must be financially literate, meaning that such member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. One or more members of the Committee shall be, in the judgement of the Board an “audit committee financial expert” as such term is defined by applicable rules and regulations.

If any member of the Committee ceases to be “independent”, as defined by the applicable securities laws and exchange requirements for reasons outside that member’s reasonable control, that person, with prompt notice to the exchange on which the Company’s securities are listed, may remain an audit committee member until the earlier of the next annual meeting of the shareholders or six months from the occurrence of the event that caused the member to no longer be independent.

III.        Authority

The Committee shall have the authority to (i) retain (at the Company’s expense) its own legal counsel, accountants and other consultants that the Committee believes, in its sole discretion, are needed to carry out its duties and responsibilities; (ii) conduct investigations that it believes, in its sole discretion, are necessary to carry out its responsibilities; and (iii) take whatever actions that it deems appropriate to foster an internal culture that is committed to maintaining quality financial reporting, sound business risk practices and ethical behaviour within the Company. In addition, the Committee shall have the authority to request any officer, director, employee or consultant of the Company, the Company’s outside legal counsel and the independent accountants to meet with the Committee and any of its advisors and to respond to their inquiries. The Committee shall have full access to the books, records and facilities of the Company in carrying out its responsibilities. Finally, the Board shall adopt resolutions which provide for appropriate funding, as determined by the Committee, for (i) services provided by the independent accountants in rendering or issuing an audit report, (ii) services provided by any adviser employed by the

1 Compensatory fees do not include the receipt of remuneration for acting in his or her capacity as a member of the Board or any Board Committee, or as a part-time chair or vice-chair of the Board or any Board Committee or fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Company (provided, however, that such compensation is not contingent upon continued service to the Company).

Committee which it believes, in its sole discretion, are needed to carry out its duties and responsibilities, or (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties and responsibilities.

The Committee shall be responsible for establishing procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters and (ii) the confidential, anonymous submissions by employees of the Company regarding questionable accounting or auditing matters.

The Committee shall review the reports of the Chief Executive Officer and Chief Financial Officer (in connection with their required certifications for the Company’s filings with the United States Securities and Exchange Commission) regarding any significant deficiencies or material weaknesses in the design of operation of internal controls and any fraud that involves management or other employees of the Company who have a significant role in managing or implementing the Company’s internal controls. During this review, the Committee should evaluate whether the internal control structure, as created and as implemented, provides reasonable assurances that transactions are recorded as necessary to permit the Company’s external auditors to reconcile the Company’s financial statements in accordance with applicable securities laws.

The Committee, in its capacity as a committee of the Board, is directly responsible for the appointment, compensation, retention and oversight of the work of the independent accountants engaged (including resolution of disagreements between the Company’s management and the independent accountants regarding financial reporting) for the purpose of preparing and issuing an audit report or performing other audit, review or attest services for the Company.

The independent accountants shall submit to the Audit Committee annually a formal written statement delineating all relationships between the independent accountants and the Company and its subsidiaries, addressing the non-audit services provided to the Company or its subsidiaries and the matters set forth in or required by the rules and regulations of all relevant regulatory authorities.

The independent accountants shall submit to the Audit Committee annually a formal written statement of the fees billed for each of the following categories of services rendered by the independent accountants: (i) the audit of the Company’s annual financial statements for the most recent fiscal year and any reviews of the financial statements; (ii) information technology consulting services for the most recent fiscal year, in the aggregate and by each service (and separately identifying fees for such services relating to financial information systems design and implementation); and (iii) all other services rendered by the independent accountants for the most recent fiscal years, in the aggregate and by each service.

IV.        Appointing Members

The members of the Committee shall be appointed or re-appointed by the Board on an annual basis. Each member of the Committee shall continue to be a member thereof until such member’s successor is appointed, unless such member shall resign or be removed by the Board or such member shall cease to be a director of the Company. Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board and shall be filled by the Board if the membership of the Committee is less than three directors as a result of the vacancy or the Committee no longer has a member who is an “audit committee financial expert” as a result of the vacancy.

V.        Chairperson

The Board, or in the event of its failure to do so, the members of the Committee, must appoint a Chairperson from the members of the Committee. If the Chairperson of the Committee is not present at any meeting of the Committee, an acting Chairperson for the meeting shall be chosen by majority vote of the Committee from among the members present. In the case of a deadlock on any matter or vote, the Chairperson shall refer the matter to the Board. All requests for information from the Company or the independent accountants shall be made through the Chairperson.

VI.        Meetings

The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the members thereof provided that:

1.

A quorum for meetings shall be two members, present in person or by telephone, video conferencing, or other telecommunication device that permit all persons participating in the meeting to speak and hear each other;

2.	The Committee shall meet at least quarterly (or more frequently as circumstances dictate); and

3.	Notice of the time and place of every meeting shall be given to each member of the Committee and the external auditors of the Company at least 48 hours prior to the time of such meeting.

While the Committee is expected to communicate regularly with management, the Committee shall exercise a high degree of independence in establishing its meeting agenda and in carrying out its responsibilities. The Committee shall submit the minutes of all meetings of the Committee to, or discuss the matters discussed at each Committee meeting with, the Board.

VII.        Specific Duties

In meeting its responsibilities, the Committee is expected to:

1.

Select the independent accountants, considering independence and effectiveness, approve all audit and non-audit services in advance of the provision of such services and the fees and other compensation to be paid to the independent accountants, and oversee the services rendered by the independent accountants (including the resolution of disagreements between management and the independent accountants regarding preparation of financial statements) for the purpose of preparing or issuing an audit report or related work, and the independent accountants shall report directly to the Committee;

2.	To pre-approve any non-audit services to be provided to the Company by the external auditor and the fees for those services;

3.

Review the performance of the independent accountants, including the lead partner of the independent accountants, and, in its sole discretion, approve any proposed discharge of the independent accountants when circumstances warrant, and appoint any new independent accountants;

4.

Periodically review and discuss with the independent accountants all significant relationships the independent accountants have with the Company to determine the independence of the independent accountants, including a review of service fees for audit and non-audit services;

5.	Review and approve the issuer’s hiring policies from time to time regarding partners, employees and former partners and employees of the present and former external auditor of the issuer;

6.

Inquire of management and the independent accountants and evaluate the effectiveness of the Company’s process for assessing significant risks or exposures and the steps management has taken to monitor, control and minimize such risks to the Company. Obtain annually, in writing, the letters of the independent accountants as to the adequacy of such controls;

7.	Consider, in consultation with the independent accountants, the audit scope and plan of the independent accountants;

8.	Review with the independent accountants the coordination of audit effort to assure completeness of coverage, and the effective use of audit resources;

9.	Consider and review with the independent accountants, out of the presence of management:

(a)	the adequacy of the Company’s internal controls and disclosure controls including the adequacy of computerized information systems and security;

(b)	the truthfulness and accuracy of the Company’s financial statements; and

(c)	any related significant findings and recommendations of the independent accountants together with management’s responses thereto;

10.	Following completion of the annual audit, review with management and the independent accountants:

(a)	the Company’s annual financial statements and related footnotes;

(b)	the independent accountants’ audit of the financial statements and the report thereon;

(c)	any significant changes required in the independent accountants’ audit plan; and

(d)	other matters related to the conduct of the audit which are to be communicated to the committee under generally accepted auditing standards;

11.

Following completion of the annual audit, review separately with each of management and the independent accountants any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;

12.

Establish regular and separate systems of reporting to the Committee by each of management and the independent accountants regarding any significant judgments made in management’s preparation of the financial statements and the view of each as to appropriateness of such judgments;

13.

In consultation with the independent accountants, review any significant disagreement among management and the independent accountants in connection with the preparation of the financial statements, including management’s responses;

14.	Consider and review with management:

(a)	significant findings during the year and management’s responses thereto; and

(b)	any changes required in the planned scope of their audit plan;

15.

Review, prior to publication, all filings with regulatory authorities and any other publicly disclosed information containing the Company’s financial statements, including Management’s Discussion & Analysis, any certification, report, opinion or review rendered by the independent accountants, any press releases announcing earnings (especially the use of “pro forma” or “adjusted” information not prepared in compliance with generally accepted accounting principles) and all financial information and earnings guidance intended to be provided to analysts and the public or to rating agencies, and consider whether the information contained in these documents is consistent with the information contained in the financial statements;

16.

Facilitate the preparation and inclusion of any report from the Committee or other disclosures as required by applicable laws and regulations in the Company’s annual proxy statement or other filings of all regulatory authorities having jurisdiction;

17.

Review with management the adequacy of the insurance and fidelity bond coverages, reported contingent liabilities, and management’s assessment of contingency planning. Review management’s plans regarding any changes in accounting practices or policies and the financial impact of such changes, any major areas in management’s judgment that have a significant effect upon the financial statements of the Company, and any litigation or claim, including tax assessments, that could have a material effect upon the financial position or operating results of the Company;

18.	Review with management and the independent accountants each annual, quarterly and other periodic report prior to its filing with the relevant regulators or prior to the release of earnings;

19.

Review policies and procedures with respect to officers’ expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the independent accountants;

20.

Review, with the Company’s counsel, any legal, tax or regulatory matter that may have a material impact on the Company’s financial statements, operations, related Company compliance policies, and programs and reports received from regulators;

21.	Evaluate and review with management the Company’s guidelines and policies governing the process of risk assessment and risk management;

22.	Meet with the independent accountants and management in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee;

23.	Report Committee actions to the Board with such recommendations as the Committee may deem appropriate;

24.

Maintain, review and update the procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters, as set forth in the Company’s Whistleblower Policy;

25.	Review, assess and update this Charter on an annual basis and recommend any proposed changes to the Board for approval, in accordance with the requirements of the all applicable laws;

26.	Perform such other functions consistent with this Charter, the Company’s Articles and governing law, as the Committee deems necessary or appropriate;

27.

Together with the Board, ensure policies and produces are in place and are effective to maintain the integrity of the Company’s: (i) disclosure controls and procedures; (ii) internal control over financial reporting; and (iii) management information systems; and.

28.	Oversee the identification, evaluation, remediation, and monitoring of cybersecurity risks relevant to the Company and the industry in which it operates as well as any security breaches.